UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2025

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

Commission File Number: 001-41038

STRAN & COMPANY, INC.

(Exact name of registrant as specified in its charter)

Nevada	**04-3297200**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
500 Victory Road, Suite 301, Quincy, MA	**02171**
(Address of principal executive offices)	(Zip Code)

800-833-3309

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SWAG	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Common Stock, at an exercise price of $4.81375	SWAGW	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the registrant's shares of common stock held by non-affiliates (based upon the closing price of such shares as reported on The Nasdaq Stock Market LLC) was $14,207,087. Shares held by each executive officer and director and by each person who owned more than 10% of the outstanding shares of common stock have been excluded from the calculation in that such persons may be deemed to be affiliates of the registrant. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of March 23, 2026, there were a total of 18,690,158 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

STRAN& COMPANY, INC.

Annual Report on Form 10-K
Year Ended December 31, 2025

TABLE OF CONTENTS

Use of Terms

Except as otherwise indicated by the context and for the purposes of this Annual Report on Form 10-K only, references to "we," "us," "our," and the "Company" are to Stran & Company, Inc., a Nevada corporation, and its consolidated subsidiaries; references to "Stran" or "Stran & Company, Inc." are to Stran & Company, Inc., a Nevada corporation; references to "Stran Loyalty Solutions" or "SLS" are to Stran Loyalty Solutions, LLC, a Nevada limited liability company and a wholly-owned subsidiary of Stran & Company, Inc.; and references to "Gander Group Louisiana" are to Gander Group Louisiana, LLC, a Louisiana limited liability company, a wholly owned subsidiary of Stran Loyalty Solutions.

Note Regarding Trademarks, Trade Name and Service Marks

We use various trademarks, trade name and service marks in our business, including "STRÄN," "STRÄN promotional solutions," "Stran Promotional Solutions," and "Gander Group." For convenience, we may not include the ℠, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade name or service marks referred to in this report are the property of their respective owners.

Note Regarding Industry and Market Data

This report includes industry data and forecasts that we obtained from industry publications and surveys including but not limited to certain publications of the promotional products member groups Advertising Specialty Institute ("ASI") and the Promotional Products Association International ("PPAI"), as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management's estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this report. Such data involve risks and uncertainties and is subject to change based on various factors, including those discussed under Item 1A. "*Risk Factors*" and "—*Note Regarding Forward-Looking Statements*" below.

Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

- our goals and strategies;

- our business development, financial condition and results of operations;

- expected changes in our revenue, costs or expenditures;

- growth and competition trends in our industry;

- our expectations regarding demand for, and market acceptance of, our products or services;

- our expectations regarding our relationships with investors, institutional funding sources and other parties with whom we collaborate;

- our expectations regarding the availability and use of financing from our credit facilities, or sales of equity or debt securities;

- future fluctuations in general economic and business conditions in the markets in which we operate; and

- future relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as "may," "could," "will," "should," "would," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "project" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under Item 1A. "*Risk Factors*" and elsewhere in this report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Summary of Risk Factors

The following is a summary of material risks that could affect our business. This summary may not contain all of our material risks, and it is qualified in its entirety by the more detailed risk factors set forth under Item 1A. "*Risk Factors*".

- Changes to trade regulation, quotas, duties, tariffs or other restrictions caused by the changing U.S. and geopolitical environments or otherwise, such as those with respect to China, may materially harm our revenue and results of operations, such as by increasing our costs and/or limiting the amount of products that we can import.

- Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

- Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.

- We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

- If our information technology systems suffer interruptions or failures, including as a result of cyberattacks, our business operations could be disrupted and our reputation could suffer.

- We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

- Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

- The Consumer Product Safety Improvement Act and other existing or future government regulation could harm our business or may cause us to incur additional costs associated with compliance.

- We are subject to international, federal, national, regional, state, local and other laws and regulations, and failure to comply with them may expose us to potential liability.

- Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

- Inability to attract and retain key management or other personnel could adversely impact our business.

- Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

- We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

- There is a risk of dependence on one or a group of customers.

- Our business incurs significant freight and transportation costs. Any changes in our shipping arrangements or any interruptions in shipping could harm our business, results of operations and financial condition.

- Our business may be impacted by unforeseen or catastrophic events, including the emergence of pandemics or other widespread health emergencies, terrorist attacks, extreme weather events or other natural disasters and other unpredicted events.

- We face intense competition within our industry and our revenue and/or profits may decrease if we are not able to respond to this competition effectively.

- We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

- Global, national or regional economic slowdowns, high unemployment levels, fewer jobs, changes in tax laws or cost increases might have an adverse effect on our operating results.

- The promotional products, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

- The apparel industry, including corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

- Our success depends upon the continued protection of our intellectual property rights and we may be forced to incur substantial costs to maintain, defend, protect and enforce our intellectual property rights.

- Climate change impacts including supply chain disruptions, operational impacts, and geopolitical events may impact our business operations.

- Increased focus by governments, vendors, stockholders, and customers on sustainability issues, including those related to climate change, may have a material adverse effect on our business and operations.

- Some of the products that we design or otherwise assist customers with producing create exposure to potential product liability, warranty liability or personal injury claims and litigation.

- Defects in the products that we design or otherwise assist customers with producing could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

- We may be subject to periodic litigation in both domestic and international jurisdictions that may adversely affect our financial position and results of operations.

- Volatility in the global financial markets could adversely affect results.

- We identified material weaknesses in our internal control over financial reporting as of December 31, 2025. If we fail to remediate the material weaknesses, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

- Increases in the cost of employee benefits could impact our financial results and cash flow.

- We may recognize impairment charges, which could adversely affect our financial condition and results of operations.

- If we are unable to accurately predict our future tax liabilities, become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

PART I

ITEM 1.   BUSINESS.

Overview

We are an outsourced marketing solutions provider, working closely with our customers to develop sophisticated marketing programs that leverage our promotional products and loyalty incentive expertise. We develop long-term relationships with our customers, enabling them to connect with both their customers and employees in order to build lasting brand loyalty. It is our mission to drive brand awareness and affect behavior through visual, creative, and technology solutions.

We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers. In addition to selling branded products, we offer our clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale (POS) displays; and loyalty and incentive programs.

These valuable services, as well as the deep level of commitment we have to the business operations of our customers, have resulted in a strong and stable position within the industry.

We specialize in managing complex promotional marketing programs to help recognize the value of promotional products and branded merchandise as a tool to drive awareness, build brands and impact sales. This form of advertising is very powerful and impactful and particularly effective at building brand loyalty because it typically uses products that are considered useful and appreciated by recipients and are retained and used or seen repeatedly, repeating the imprinted message many times without adding cost to the advertiser. We have built the tools, processes, relationships and the blueprint to maximize the potential of these products and deliver the most value to our customers.

For over 30 years we have grown into a leader in the promotional products industry, ranking 12th on PPAI's Top 100 Distributors 2025 list and 23rd on ASI's Top 40 Distributors 2025 list. Our co-founder and Chief Executive Officer and President, Andrew Shape, was also named 2023 Person of the Year by promotional products industry periodical *Counselor*. Since our first year of operations in 1995, our annual revenues have gradually grown from approximately $240,000 to approximately $116.2 million in 2025, a compound annual growth rate of approximately 23%, and between 2019 and 2025, our revenues grew at a compound annual growth rate of approximately 25%.

As of December 31, 2025, we had total assets of approximately $49.3 million with total stockholders' equity of $30.5 million.

We serve a highly diversified customer base across many industry verticals including pharmaceutical and healthcare, manufacturing, gaming, technology, finance, construction and consumer goods. Many of our customers are household names and include some of the largest corporations in the world.

Our sales increased 40.6% year-over-year in 2025 compared to 2024, which was primarily due to higher spending from existing clients as well as business from new customers. Additionally, we benefited from the acquisition of substantially all of the assets (the "Gander Group Assets") of Bangarang Enterprises, LLC, a California limited liability company (d/b/a Gander Group) ("Gander Group"), in August 2024.

Our headquarters are located at Quincy, Massachusetts, with additional offices located in Warsaw, Indiana; Mt. Pleasant, South Carolina; Walpole, Massachusetts; Tomball, TX; and Irvine, California. We also have sales representatives in 22 additional locations across the United States and a network of service providers in the U.S. and abroad, including factories, decorators, printers, logistics firms, and warehouses.

Our Industry

Overview of Promotional Products Market

The promotional products industry is large yet highly-fragmented, with thousands of smaller participants and indications of a lack of market power in any one firm or group of firms. The industry has generally experienced growth as businesses continuously invest in sophisticated marketing campaigns involving multiple types of advertising. Promotional products are items used to promote a product, service or company program including advertising specialties, premiums, incentives, business gifts, awards, prizes, commemoratives and other imprinted or decorated items. They are usually given away by companies to consumers or employees. The largest promotional products trade organizations are ASI and PPAI.

U.S. Promotional Products is a Large and Growing Market

According to ASI, the market for promotional products sales reached a record high of $27.7 billion in 2025. Moreover, the promotional products market is only one segment of a total addressable market of possibly up to $410 billion, based on the size of the promotional products market ($27.7 billion in 2025 according to ASI); the product packaging market ($185 billion as of 2021, according to Mordor Intelligence, a leading market intelligence and advisory firm); the loyalty incentive programs market ($90 billion annually according to the Incentive Marketing Association, the umbrella organization for suppliers in the incentive marketplace); the printing market ($86.6 billion projected for 2026, according to IBISWorld, an industry research provider); and the trade show and conference planning market ($24.2 billion projected for 2025, according to IBISWorld).

The Promotional Products Industry Is Resilient To Other Forms of Advertising

The promotional products industry is relatively insulated from other forms of advertising such as television and digital advertising. Although promotional products compete for space within an advertising budget with other forms of advertising, particularly online advertising, they offer distinct benefits, particularly due to their physical nature, which may help distributors and suppliers continue to sell these products and related services despite these budgetary pressures. Data shows that promotional products are more effective in generating brand recognition and sales than other forms of advertising, including television and online advertisements. These factors help shield established industry firms like ours from the technological and competitive disruption experienced by other types of media advertisers.

The Promotional Products Industry is Highly Fragmented

The promotional products industry is also highly fragmented. As of 2025, the firm with the greatest percentage of industry sales generated $1.4 billion in sales but made up only approximately 4.9% of the $27.7 billion in sales generated in 2025 by promotional products distributors, based on information reported by ASI and the firm itself. As a group, the top 40 distributors had approximately 38.5% market share as of 2025, based on total sales of approximately $10.2 billion out of total promotional products distributors' revenues for 2024 of $26.6 billion, based on ASI's reports.

Unlike our company, which provides comprehensive solutions to complex promotional and branding challenges, we view most of our competitors as generally falling into one of the five categories below:

- **Online e-tailer.** Heavily rely on marketing and online advertising to sell directly to businesses, offering little or no strategic support or program infrastructure.

- **Franchise Model.** Consists of many smaller firms or independent representatives without a consistent strategic vision. They do not offer consistent pricing and have fragmented service capabilities.

- **Large and Inflexible.** Focus on large enterprise customers, struggling to serve the needs of smaller spend opportunities (less than $3 million annually). They tend to lack in delivering a high level of service and are limited in their ability to react to changes in the market.

- **Non-Core Offering.** Offer promotional merchandise as an add-on to their core business or have grown through acquisition without any unification strategy.

- **Small Mom-and-Pop.** Have little or no infrastructure or executive oversight. Do not have the financial backing, technology, or infrastructure to support growth or ability to execute comprehensive marketing programs or large opportunities.

Promotional Products are a High-impact, Cost-effective Advertising Medium

Because promotional products are useful and appreciated by recipients, they are retained and used, repeating the imprinted message many times without added cost to the advertiser. ASI's Global Ad Impressions Study, 2023 Edition, reported:

- Promotional products are the most highly regarded form of advertising, more than newspapers, radio, magazine, television, internet, or mobile ads.

- Up to 85% of promotional products recipients remember the advertiser worldwide.

- Over 60% of consumers who received outwear and drinkware as promotional products report they would keep the items for two years or longer, suggesting that businesses using promotional products may generate long-term revenues and other valuable goodwill from them.

According to *Product Power 2026*, a consumer research study conducted by PPAI among more than 5,000 respondents in the United States, branded merchandise is increasingly associated with personal relevance, appealing design, and emotional connection. The study found that promotional products are often perceived as meaningful experiences rather than simple giveaways. Approximately 83% of consumers reported that receiving a promotional product makes them feel appreciated, and about 90% indicated that such items positively influence their perception of the brand. In addition, roughly 72% of respondents linked branded merchandise with positive emotions, including feelings of pride, belonging, and gratitude. PPAI's research suggests that these emotional responses can contribute to stronger brand recall and retention, two factors that are widely recognized as important drivers of long-term brand engagement.

Competitive Strengths

We believe our key competitive strengths include:

- **Superior and Distinctive Technology**. We have invested in sophisticated, efficient ordering and logistics technology that provides order processing, warehousing and fulfillment functions. We continue to invest in our technology infrastructure, including many customized solutions developed on Adobe Inc. ("Adobe")'s open-source e-commerce platform, Magento Open Source. We have also invested in an internal commercial Enterprise Resource Planning (ERP) system, Oracle/NetSuite's NetSuite ERP, which is expected to enhance the process of gathering and organizing the business data of our company through an integrated software suite, and was launched in the first half of 2025. Additional NetSuite phases will be planned and rolled out in the future as necessary.

- **Leading Market Position**. Our over 30 years' history and size make us a leader in the U.S. promotional products industry. We believe that the key benefits of our scale include an ability to efficiently implement large and intensive programs; an ability to invest in sales tools and technologies to support our customers; and operating efficiencies from our scalable infrastructure. We believe our market position and scale enhances our ability to increase sales to existing customers, attract new customers and enter into new markets.

- **Extensive Network**. We have developed a deep network of collaborator factories, decorators, printers, and warehouses around the globe. This network helps us find the right solution to meet our customers' needs, whether they are financial, timing, geographic, or brand goals. This model provides the flexibility to proactively manage our customers' promotional needs efficiently. As a result, we believe that we have an excellent reputation with our customers for providing a high level of prompt customer service.

- **Customer-Centric Approach**. Our customer-centric approach is what has fueled our growth since our inception and our early adoption of technology to solve challenges for our clients set us apart in our early growth. We strive to understand the goals and challenges that our customers face, building unique solutions and seeing each campaign through to completion as an extension of their team.

- **Diversified Customer Base**. We sell our products to over 2,000 active customers and over 30 Fortune 500 companies, including long-standing programs with recurring revenue coming from well-recognized brands and companies. Our largest customer accounted for 7.2% and 8.4% of overall revenue during 2025 and 2024, respectively. Our top 10 customers in 2025 and 2024 contributed 35.7% and 38.1% of revenue, respectively. Our customers span many industries, including pharmaceutical and healthcare, manufacturing, gaming, technology, finance, construction and consumer goods.

- **Experienced Senior Management Team**. Our senior management team, led by our co-founder and Chief Executive Officer and President, Andrew Shape, is comprised of seasoned industry professionals and veterans of our company. Our senior management has an average of over 20 years of experience in the promotional products industry.

- **Asset Acquisition Experience.** We have made six business asset acquisitions over the past six years. Each of these acquisitions has provided a strategic or operational advantage, such as an expanded geographic footprint into a new market or industry vertical, or alternatively provided new operational capabilities such as a warehouse with fulfillment or kitting capabilities. Our experience of identifying target acquisitions and integrating them into our organization further enhances our profile within the promotional products industry. We continue to explore and pursue additional acquisition opportunities that are appropriate. Please see "Growth Strategies – Selectively Pursue Acquisitions" below for a discussion of our asset acquisition strategy.

Growth Strategies

The key elements of our strategy to grow our business include:

- *Selectively Pursue Acquisitions*. We believe that we are well-suited to capitalize on opportunities to acquire businesses with key customer relationships or have other value-added products or services that complement our current offerings. Our acquisition strategy consists of increasing our share in existing markets, adding a presence in new or complementary regions, utilizing our scale to realize cost savings, and acquiring businesses offering synergistic services such as printing, packaging, POS displays, loyalty and incentive program management, and decoration, or offering additional differentiators. We also have experience acquiring and integrating six complementary businesses. See "*Competitive Strengths – Asset Acquisition Experience*".

We believe that this strategy and experience will help us to pursue suitable acquisition opportunities in the future and integrate them successfully. Consistent with this strategy, we continue to evaluate potential acquisition targets, particularly with the following attributes:

○ Geographic balance, with a focus on acquiring a company in the branded merchandise space based in the southern and western United States in the $5-10 million revenue range; and

○ Businesses with complimentary offerings to increase Stran's portfolio of services and depth of expertise in these additional industries: Packaging; Loyalty & Incentive; Decorators (for screen printer, embroidery, direct-to-garment, rub-on transfers, etc.); and Event/Tradeshow Services.

● *Innovate and Invest in Technology*. We continue to invest in upgrades to our platform for customers' promotional e-commerce objectives, including customizable and scalable features, developed on Adobe's open-source e-commerce platform, Magento Open Source. We have also invested in an internal commercial Enterprise Resource Planning (ERP) system, Oracle/NetSuite's NetSuite ERP, which is expected to enhance the process of gathering and organizing the business data of our Company through an integrated software suite, and was launched in the first half of 2025. Additional NetSuite phases will be planned and rolled out in the future as necessary. We believe that it is necessary to continue focusing on the buildout of our technology offerings in order to meet the evolving needs of our customers. Additionally, our strong technology platform will support our acquisition strategy to integrate acquired businesses into our existing platforms. We intend to continue making significant investments in research and development and hiring top technical talent.

● *New Client Development*. Our sales and marketing teams are tasked with continuously growing their books of business by nurturing existing business relationships while actively seeking new opportunities with new customers. We will continue to promote and ask for referrals from satisfied customers who often refer us to other potential clients. We continuously seek to build our sales force through hiring of experienced individuals with established books of business as well as hiring less experienced individuals that we hope to develop into productive sales representatives. As we continue to grow, we are hiring sales representatives in different geographies across the U.S. that further diversify our customer base and attract new customers. We will continue to build sales and marketing campaigns to promote Stran, including social media, search engine optimization (SEO), HubSpot Inbound Marketing, and other alternative platforms. We also plan to continue to identify and exhibit at appropriate tradeshows, conferences, and events where we have had success.

● *Develop and Penetrate Customer Base*. We plan to further expand and leverage our sales force and broad product and service offering to upsell and cross-sell to both develop new clients and further penetrate our existing customer base. Many of our services work together and build on each other to offer greater control and consistency of our customers' brands as well as improved efficiency and ease of use for their team. Our goal is to become an extension of our customers' team and to support their organizations in using physically branded products in the most effective means possible. For example, we can offer a one-stop solution for all tradeshow and event asset management objectives. From pre-show mailings to special event materials, we can help design as well as produce and manage all tradeshow materials and processes from start to finish. With multiple warehouses strategically located throughout the United States, we offer logistics solutions and expertise to effectively fulfill customers' events needs across the country. The internal inventory-management version of our e-commerce platform provides the ability to manage not only a customer's assets for its booth or event setup, but also its literature, giveaways, and more. We will ship out all assets with return labels for post-show logistics and establish standard operating procedures for every asset to be returned back into inventory.

Other strategies that we plan to implement to expand our customer base with expanded sales staff and technology resources include:

○ *Convert Transactional Customers to Programs*. For the Stran & Company, Inc. operating segment, the majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years 2025 and 2024, program clients accounted for 83.0% and 83.3% of total revenue, respectively. Less than 350 of our more than 2,000 active customers are considered to be program clients. With a larger sales force and other resources, we believe we can convert more of our customer base from transactional customers into program clients with much greater revenue potential. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Program customers are typically geared towards longer-lasting relationships that help secure recurring revenue well into the future.

○ ***Strengthen Marketing and Social Media Outreach***. We plan to expand sales and marketing tools and campaigns to promote the Company, and enhancing our digital marketing efforts, including paid search advertising, search engine optimization (SEO), social media platforms, such as Instagram and LinkedIn, and other alternative marketing platforms.

○ ***Tradeshows and Events***. We plan to strategically increase our exhibitor presence at appropriate shows and events such as ProcureCon Marketing, Association of National Advertisers Masters of B2B Conference, National Beer Wholesalers Association (NBWA), Bar Convent Brooklyn, New England Cannabis Convention (NECANN), and one or more HR focused show(s). In addition, Gander Group is a registered exhibitor at the Indian Gaming Tradeshow and Convention.

○ ***Extend Relationships***. We plan to identify and approach more print, fulfillment, and agency collaborators to sell into their customer base. This includes a new initiative of Stran Digital Solutions, an integrated marketing platform that combines digital asset management, sales enablement, CRM-connected workflows, web-to-print functionality, and data-driven direct mail into a single, unified solution.

○ ***Referrals***. We believe we will generate more customer referrals by offering an enhanced loyalty and customer incentive program.

Products and Services

Overview

Since our inception over 30 years ago, we have provided clients with marketing services that help drive sales, and make an impact using custom-branded merchandise, commercial print, loyalty and incentive programs, packaging and POS solutions while providing a technology solution to deliver these products and services efficiently via our warehouse and fulfillment system.

Our value to our customers is to be an extension of their own teams. We work to understand the different business and marketing goals of each customer and provide solutions that incorporate technology, human capital, and physical branded goods to solve their business challenges. This model of outsourced combined marketing and program-management services is unique in the promotional products industry, which is dominated by online e-tailers, franchisees, and mom-and-pop businesses. To achieve this value, we have built the internal resources, knowledge, and processes to support our clients with more than just commodity items.

We are both program managers and creative marketers, having developed multiple teams within our organization to specialize and focus our efforts on supporting customers with the specific support that they need:

● Operations and e-commerce teams create custom-tailored technology solutions that enable our clients to view, manage and distribute branded merchandise to their appropriate audience in an efficient and cost-effective manner.

- Account teams work with client stakeholders to understand goals, objectives, marketing and human-resources initiatives, and the ongoing management of the account.

- In-house creative agency and product merchandising teams support the account team to provide unique and custom product ideas along with additional design services such as billboards, annual reports, and digital ad assets.

- Merchandising team as well as members of our account teams attend trade shows domestically and internationally across a variety of markets, allowing us to provide a diverse assortment of product offerings to our clients.

- Technology and program teams offer technology solutions to help efficiently manage the order process, view products and inventory available, distribute products in the most cost-effective manner, and provide reports and metrics on the activity of the account.

We work closely with industrial designers of several of our key collaborators to understand the research and trends that are influencing product development in the six- to 18-month window ensuring that our team is up-to-date on trends in the industry.

Promotional Product Programs

We run complex corporate promotional marketing programs for clients across many different industry verticals. Most of our clients take advantage of all the services we provide; however, at the core of every program are the promotional products themselves. Our team works diligently to stay on point with the current trends so our clients' branded products are relevant. We distribute a wide variety of promotional products to our customers, with the most popular promotional products including wearables, writing utensils, drinkware, technology and events-related products.

Loyalty and Incentives Programs

We build custom solutions for customers looking to drive either customer or employee behavior. We help our customers build a customer loyalty program or an employee incentive program that meets each customer's specific needs. Our solutions can include gamification tools, social media integration, and a points-based plan that rewards clients' users with a combination of physical products, digital rewards, gift cards, and experiential rewards nurturing loyalty to their brand. For example, we worked closely with a global producer of vaccines and medicines for animals, to design and implement a two-tier incentive program in which, on one tier, veterinarians were incentivized to purchase from our customer through providing them with promotional branded products, and, on a second tier, a loyalty points program featuring prepaid debit card rewards for end-user pet owners who buy their products.

In developing our loyalty and incentive offering, Stran has taken a similar approach as we have in other areas of our business. Instead of developing our own internal solutions organically, we have sought out relationships with businesses with a variety of offerings that meet the very different needs of each of our customers. By using a collection of third-party providers, we are able to offer a more robust technology solution that meets the constantly evolving and changing needs of our incentive users.

Packaging and Point of Sale

Presentation makes all the difference. Clever and custom packaging and POS displays are essential for elevating brand awareness and critical for driving sales. From packaging of corporate merchandise and promotional products to developing custom POS displays, clients come to us when they want to stand out and show the quality that their brands offer. We produce custom packaging and POS projects domestically as well as overseas for larger-run custom programs for many of our clients.

Commercial and Digital Printing

Printed informational materials used for marketing, or marketing collateral, such as business cards and brochures, are an essential component to effectively conveying information and marketing messages, and arguably all businesses use some form of marketing collateral. Our new Digital Solutions initiative supports increasing client demand for quick-turn, small-batch digital printing, centralized brand asset management, CRM-integrated campaign execution, and self-service ordering portals. When a customer needs print collateral, our digital print-on-demand options route their orders through our technology platform and to our network of commercial printers to ensure that our customers can print each piece of collateral in the most effective and efficient manner. By offering print management with our promotional branded merchandise solutions, we help our customers create impactful presentations and mailings through the most efficient processes.

Warehouse and Fulfillment

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a 15-year relationship with industry leader Harte Hanks. These long-standing, strategic relationships provide our clients with process-driven fulfillment solutions that are scalable to meet client needs including real-time inventory reporting, climate-controlled facilities, high-value product security, storage, digital print-on-demand, and direct-mail solutions. Our custom front-end technology solution is directly integrated with the warehouse management software of our strategic global warehouse collaborators.

In addition to continuing to use our third-party logistics partners like Harte Hanks, we have expanded our in-house warehouse, decoration, and fulfillment capabilities. Our acquisition of the business and assets of T R Miller Co., Inc., a Massachusetts corporation ("T R Miller"), provides us with an approximately 25,000-square-foot warehouse, production, and distribution center in Walpole, Massachusetts. We leverage this facility to offer our customers specialty fulfillment, kitting, and warehousing, allowing us greater control and flexibility to meet the complex demands of our customers.

Technology

Our custom-developed e-commerce Magento Open Source platform allows our customers to manage all facets of their marketing program, linking branded merchandise, print, event assets, customer relationship management, or CRM, loyalty and incentives in a single solution. Our platform creates cost savings, increasing market efficiencies and brand consistency. With real-time accessibility to the necessary data to operate a complex demanding marketing program including hierarchy user profile groups, multi-lingual, multi-currency, multi-checkout methods and integration into many major ERP systems (SAP ERP, NetSuite ERP, Workday, etc.). Our on-demand mobile reporting dashboard capabilities allows the ability for self-service access within our systems empowering clients with raw data to make informed decisions for their program.

We have also invested in an internal commercial Enterprise Resource Planning (ERP) system, Oracle/NetSuite's NetSuite ERP, which is expected to enhance the process of gathering and organizing the business data of our company through an integrated software suite, and was launched in the first half of 2025. Additional NetSuite phases will be planned and rolled out in the future as necessary. NetSuite combines accounting, order management, inventory, CRM, and presentation functionality. We believe that this ERP will reduce inefficiencies, expenses and headcount, automate current manual processes, and potentially contribute to growing net revenues.

Human Capital and Culture

We are more than an efficient distributor or supplier, and we offer our customers more than just products. We help them achieve their marketing and business goals using branded merchandise supported with technology, logistics, creative services, and account support. In order to provide all of these value-added services, we must leverage and cultivate the talent of our employees.

As an organization we encourage our team to engage with professional development opportunities. These opportunities include online courses, webinars, training sessions, and participation in various networking and professional development groups. As such we currently have a member of our team who serves on the board of directors for NEPPA (New England Promotional Products Association), a regional trade association, as well as a member of Chief, a network of 20,000 women executives, representing 10,000 companies and 77% of the Fortune 100, designed specifically for women executives to strengthen their leadership and maximize their business impact. Empowering our team to grow their own careers helps ensure that we are more knowledgeable, experienced, and engaged.

Pricing

As a large and growing firm with over 500 suppliers and due to our membership in Facilisgroup, Stran has the purchasing power to receive advantageous pricing, helping us with price-sensitive bids. Facilisgroup, a buying group of fewer than 1% of distributors in the industry, processed over $1.5 billion of sales in 2024. Pursuant to our Sublicense Agreement, we may access Facilisgroup's @ease proprietary software tools for promotional products business management and analysis and a white labelled, managed, product website which we may use to sell promotional products under our brand. We may also access its "Signature Collection" website which Facilisgroup promises offers the best products and margins.

In addition to this competitive buying power, Stran has developed factory direct relationships with multiple factories in the U.S. and overseas. These direct relationships require additional vetting, longer production times, and larger production runs. However, we work to blend production from factory direct manufacturing with our other suppliers to continue to drive costs down on commodity-based items. We compete regularly with larger competitors and maintain healthy margins using this strategy for sourcing and procuring products.

Supplier and Fulfillment Relationships

We have formed strategic relationships with fulfillment and commercial print providers in the United States in order to effectively warehouse and distribute merchandise from one or more of our warehouse facilities depending on our customer's requirements. For over 30 years, we have developed these strategic relationships in order to offer our clients a powerful solution for their branded merchandise needs. Together, we have experience in developing custom marketing solutions for our clients and regularly kit together promotional printed items and branded product into a single package. Our expertise in product development and sourcing, technology development, and program management combined with our various collaborators' superior warehousing, logistics, fulfillment, distribution and print services are a competitive advantage.

We offer a global solution for warehousing and fulfillment through a network of fulfillment providers including a 15-year relationship with industry leader Harte Hanks. We buy products and certain raw materials from a supplier network of factories, both domestic and international, as needed. We also outsource certain technology services such as web hosting and data backup. We do not believe that we are dependent on any supplier. Should any of these suppliers terminate their relationship with us or fail to provide the agreed-on services, we believe that there would be sufficient alternatives to continue to meet customer demand and comply with our contractual obligations without interruption.

Marketing

We have a direct sales team consisting of over 50 outside sales representatives and 25 in-house sales representatives. We incentivize our representatives with a competitive compensation, incentive, and commission structure.

Our marketing approach combines the sales funnel concept of the marketing process with digital and in-person marketing efforts. We market to a large number of prospects at the top of the sales funnel to make them aware of our business and our products and services by combining lead-generation activities with digital marketing, including website content, SEO, paid ads, and email list promotions, and in-person activities including tradeshow and other events. We use targeted emails, social media messages, and other digital and in-person lead-nurturing activities, develop case studies, and apply other digital and in-person sales tools to market to prospects that demonstrate interest in our business. For prospects that demonstrate readiness to buy and reach the bottom of the sales funnel, we use tools such as sales presentations, sales proposals, and sell sheets.

Our efforts in in-person marketing include expanding the number of tradeshows and conferences that we attend and sponsor across different industry verticals. At these tradeshows, we plan to target representatives of specific industry verticals, such as the beverage industry or the gaming market, and a variety of professionals attending events focused in the areas of marketing or procurement development.

In addition to efforts to develop new business opportunities, our marketing team works closely with our sales team and our managers to develop opportunities from existing customer accounts. With existing customers, we are seeking to cross-sell and expand our services to encompass all employee, customer, and partner loyalty and engagement programs that are designed to reward loyalty through a combination of premium products, branded merchandise, and digital and experiential rewards.

Customers and Markets

Stran's customer base includes approximately 2,000 active customers and over 30 Fortune 500 companies, servicing a diverse customer base, encompassing pharmaceutical and healthcare, manufacturing, gaming, technology, finance, construction and consumer goods. Our active customers are any organizations, businesses, or divisions of a parent organization which have purchased directly or indirectly from us within the last two years, and include organizations that have bought from other organizations for which Stran acts as an established subcontractor. We have long-term contracts with many of our customers, though most do not have minimum guarantees. We have ongoing contracts with clientele in such industries as financial services, casino gaming, consumer packaged goods, retail clothing and accessories, pet food and medicine, fitness, childcare, retail hardware, fast food franchises, healthcare, and environmental services. Contracts are often multi-year and auto-renewing. Our average contract lifespan is approximately 10 years. Alternatively, we do have inventory guarantees where the customer must purchase any inventory held by us that has been purchased on their behalf within the contractual time periods. Our active customers may be broken into two main categories, transactional clients and program clients.

During 2025, sales to our largest two customers were 7.2% and 5.2% of total revenue, respectively. During 2024, sales to our largest two customers were 8.4% and 6.8% of total revenue, respectively. All other customers generated less than 5% of sales, and the vast majority generated less than 1% of sales.

While our customer contracts are typically auto-renewing and we have many long-term established customer relationships, most of our customer contracts do not have any minimum or exclusive purchase guarantees, other than as to inventory already ordered by them or their program participants. There is no assurance of recurring revenues. We are not dependent on any particular customer or group of customers, and our highest-grossing contracts may change from year to year due to client brand initiatives.

We do business principally with customers based in the United States, although we also provide e-store, logistical support and other promotional services for client programs in Canada and Europe.

Online Store

We have been a leader in the use of technology to offer our clients an online platform to more efficiently manage their promotional marketing programs and to give them the ability to sell branded merchandise directly to consumers. We launched our first online store for one of our clients in 1999. Today we offer a custom-built technology platform which offers a B2C (business-to-consumer) retail shopping experience combined with all of the back-end functionality required of a powerful B2B (business-to-business) marketing services platform. Our technology platform services over 280 online stores for our clients.

Our Online Store Account Managers are responsible for ensuring that our stores are up to date with all products, images, and descriptions. As new products are approved to be added to the online store, our account manager will work the appropriate resources to prep the images, write the descriptions and upload the images. Typically, this process will take 24-48 hours. For inventoried products, we typically do not make the products live on the website until they have been received into inventory and are ready to be fulfilled.

If there is an issue with an online store, we have dedicated account-specific customer service teams who support all aspects of order fulfillment that the user can contact to help resolve. If there is a back-order situation where an order would not be able to ship complete or on time, the appropriate team will review the order and advise the customer on the best and timeliest options to fulfill the order.

Competition

Our major competitors include companies such as 4Imprint Group plc (LSE: FOUR.L), Brand Addition Limited (The Pebble Group plc) (LSE: PEBB), BAMKO LLC (Superior Group of Companies, Inc.) (Nasdaq: SGC), Staples Promotional Products (Staples, Inc.), Boundless Network, Inc., Custom Ink, Cimpress plc (Nasdaq: CMPR), HALO Branded Solutions, Inc., Imagine This (Shye West, Inc.), Power Promotions, Inc. and Global Promotional Sourcing, LLC. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

Our Program Management

We are experienced and industry-leading program managers who integrate all aspects of a successful program. Our program team works hand in hand with our account teams to drive the processes and procedures that ensure we are effectively managing our programs. For Stran, program management is built upon six key building blocks:


What We Deliver
Comprehensive Program Managers delivering results
PRODUCT PROCUREMENT
01
Provide relevant, creative, & valued products
TECHNOLOGY PLATFORM
02
Cutting Edge technology that drives efficiencies and adds value
GLOBAL DISTRIBUTION
03
Worldwide process & procedure driven solutions
CLIENT SERVICE
04
Manage the day to day programming and servicing of our clients
COMPLIANCE & REPORTING
05
Ensure brand consistancy, product safety, data security, industry regulations,etc
INTEGRATION
06
3rd party intergration, visibility, and more marketing functions under one platform
STRÄN

- ***Creative Products***. We approach promotional marketing, branded merchandise, and loyalty and incentives with the structure and vision of an ad agency. We have built a robust creative and merchandising team that works collaboratively with our account teams to bring fresh ideas and identify future trends for each of our program clients. We proactively develop merchandising plans, source products, offer individual personalization, understand trends, and make continuous improvements to the product offering based on user demand and marketing goals. We also offer multiple procurement methods within the same platform. These include inventoried products, made-to-order products, and personalized products. Our approach is to utilize all three procurement methods within a single program to take advantage of the benefits each method offers. In addition to these three procurement models, Stran has developed strong factory direct relationships with factories around the globe. We utilize these relationships to help drive down costs for our clients. In order to ensure that we can bring products to market quickly and reduce the possibility of backorders, Stran uses a blended approach to sourcing. We work with our domestic supply base to bookend our overseas inventory purchases. Stran purchases and owns inventory for many clients. This benefits our customers by allowing for budget flexibility and a pay-as-you-go model, resulting in reduced upfront costs and streamlined accounting and reporting.

- ***Robust Technology***. We have developed our own custom technology platform based on Magento Open Source, an open-source software e-commerce platform. Using Magento we have been able to build a custom solution that meets the very distinctive needs of each of our clients. Stran is constantly making improvements and enhancements to our technology offerings. Client stores feature the ability to purchase a combination of inventoried products in addition to on-demand, and personalized products. The front-end responsive design ensures an impressive mobile experience. Our platform is user-friendly and easy to use while robust enough to offer many of the requirements needed in a traditional B2B solution. The requirements can include allocation to cost centers, departments, or general ledger codes; approval hierarchies; varied product selection or pricing by user group; and robust reporting. Our custom-built platform is also tied directly into our fulfillment center system for streamlined flow of data and we are capable of tying our platform into third party software such as Salesforce as well as accounting and procurement software.

- ***Global Distribution***. We offer a global solution for warehousing and fulfillment through a network of industry-leading fulfillment providers including a close working relationship with Harte Hanks, an industry leader in warehousing, fulfillment, print-on-demand, direct mail, and kitting. The relationship between Stran and Harte Hanks has been fine-tuned over a 15-year period and allows Stran to do what we do best, which is the creativity, product procurement, technology and account management while allowing Harte Hanks to do what they do best, which is process-driven fulfillment. Through our longstanding relationship with Harte Hanks we have developed integrated account management teams which ensures that while the customer has a large and diverse account team to support all their program needs, they also have a single account director responsible for all aspects of their program.

Under our agreement with Harte Hanks, as amended and supplemented, we may subcontract to Harte Hanks one or multiple functions as appropriate, such as e-store website setup; ongoing website inventory management services; monthly account management services; and print-on-demand, warehousing, fulfillment, pick/pack/ship, and other inventory management services. Costs and fees depend on types of services provided and any special or custom work that we request on behalf of our customers.

In addition to continuing to use our third-party logistics partners like Harte Hanks, we are expanding our in-house warehouse, decoration, and fulfillment capabilities. Our acquisition of the business and assets of T R Miller provides us with an approximately 25,000-square-foot warehouse, production, and distribution center in Walpole, Massachusetts. We leverage this facility to offer our customers specialty fulfillment, kitting, and warehousing, allowing us greater control and flexibility to meet the complex demands of our customers.

- ***Proactive Customer Services***. Customer service is a key component of the overall success of an organization. Each account is assigned a single dedicated account director who is responsible for all aspects of the customer's program. This account director is supported by an online store account manager, a special-order account manager, a fulfillment account manager, account coordinators, a merchandiser, art team support, operations team support, and accounting support. The customer's account director works with program stakeholders on weekly status calls, quarterly business reviews and an annual review. We also use customer feedback surveys periodically to gain insight from the power users of the customer' program and we have a formal corrective action process to address any issues that are not caught through our proactive efforts.

- ***Integration***. Offering our clients an industry-leading technology platform that stands alone only adds so much value. We have worked to ensure that our platform can be easily integrated with as many other technology platforms used by our clients as possible. This helps our clients in many different ways depending on the specific integrations. We can integrate with various CRM or marketing automation platforms to help our clients track and measure who is using the marketing assets that we provide and how they are performing. We can also integrate with a number of different accounting and procurement systems. This helps our clients better control their spend as well as account for their spend. By forming a close working relationship with worldwide logistics leader Harte Hanks as our warehouse collaborator, we offer the most robust warehousing, fulfillment, kitting, and other logistics capabilities available domestically and internationally. In addition to their multiple U.S. locations for warehousing and fulfillment, Harte Hanks is a leader in print-on-demand and direct mail. Harte Hanks completes over 3 million on-time shipments of time-sensitive materials each year. Being able to integrate print, product, packaging, kitting, and direct mail, we help our client be more impactful and efficient with their promotional marketing efforts.

Intellectual Property

We conduct our business using the registered trademarks "STRÄN" and "Gander Group" as well as the registered trade name "Stran Promotional Solutions". We also use the unregistered logo "STRÄN promotional solutions".

To protect our intellectual property, we rely on a combination of laws and regulations, as well as contractual restrictions. Federal trademark law protects our registered trademark STRÄN and Gander Group and may protect our unregistered logo "STRÄN promotional solutions". We also rely on the protection of laws regarding unregistered copyrights for certain content we create and trade secret laws to protect our proprietary technology including our e-commerce platform and ERP system. To further protect our intellectual property, we enter into confidentiality agreements with our executive officers and directors.

Seasonality and Cyclicality

Our business and the promotional products industry overall is generally subject to some seasonal fluctuations. The final quarter of the calendar year is generally the strongest due to the holiday selling season and customers exhausting annual marketing budgets, while the first quarter of the calendar year is generally the weakest due to customers planning their budgets and marketing campaigns for the upcoming year.

Portions of the promotional products industry are cyclical in nature. Generally, when economic conditions are favorable, the industry tends to perform well. When the economy is weak or if there are economic disturbances that create uncertainty with corporate profits, the promotional products industry tends to experience low or negative growth.

Security

We regularly receive and store information about our customers, vendors and other third parties. We have programs in place to detect, contain, and respond to data security incidents. See Item 1C. "*Cybersecurity*". However, because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may be difficult to detect for long periods of time, we may be unable to anticipate these techniques or implement adequate preventive measures. In addition, hardware, software, or applications we develop or procure from third parties or through open-source solutions may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to our systems or facilities, or those of third parties with whom we do business, through fraud, trickery, or other forms of deceiving our team members, contractors, and vendors.

Employees

As of March 13, 2026, we employed 154 full-time employees, 2 part-time employees and 15 independent contractors.

We do not believe any of our employees are represented by labor unions, and we believe that we have an excellent relationship with our employees.

Regulation

Trade Regulations

As disclosed above, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by the imposition of duties, tariffs or other import regulations by the United States. The Company believes that its redundant network of suppliers provide sufficient capacity to mitigate any dependency risks from a single supplier.

We buy promotional products from suppliers or factories both domestically and internationally as needed. We do not depend on any single supplier. However, if we are unable to continue to obtain our finished products from international locations or if our suppliers are unable to source raw materials, it could significantly disrupt our business. Further, we are affected by economic, political and other conditions in the United States and internationally, including those resulting in the imposition or increase of import duties, tariffs and other import regulations and widespread health emergencies, which could have a material adverse effect on our business.

Laws and Regulations Relating to E-Commerce

Our business is subject to a variety of laws and regulations applicable to companies conducting business on the internet. Jurisdictions vary as to how, or whether, existing laws governing areas such as personal privacy and data security, consumer protection or sales and other taxes, among other areas, apply to the internet and e-commerce, and these laws are continually evolving. For example, certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Additionally, tax regulations in jurisdictions where we do not currently collect state or local taxes may subject us to the obligation to collect and remit such taxes, or to additional taxes, or to requirements intended to assist jurisdictions with their tax collection efforts.

The production, distribution and sale in the United States of many of our products are subject to the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws, competition laws, federal, state and local workplace health and safety laws, various federal, state and local environmental protection laws, various other federal, state and local statutes applicable to the production, transportation, sale, safety, advertising, labeling and ingredients of such products, and rules and regulations adopted pursuant to these laws. Outside the United States, the distribution and sale of our many products and related operations are also subject to numerous similar and other statutes and regulations.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the Consumer Product Safety Improvement Act (the "CPSIA"). The CPSIA created more stringent safety requirements related to lead and phthalates content in children's products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. We are also subject to various state consumer protection laws such as Proposition 65 in California, which requires that a specific warning appear on any product that contains a substance listed by the State of California as having been found to cause cancer or birth defects, unless the amount of such substance in the product is below a safe harbor level.

New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and e-commerce generally could result in significant additional taxes on our business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements. The continued growth and demand for e-commerce is likely to result in more laws and regulations that impose additional compliance burdens on e-commerce companies.

Laws and Regulations Relating to Data Privacy

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

A number of U.S. states have enacted data privacy and security laws and regulations that govern the collection, use, disclosure, transfer, storage, disposal, and protection of personal information, such as social security numbers, financial information and other sensitive personal information. For example, all 50 states and several U.S. territories now have data breach laws that require timely notification to affected individuals, and at times regulators, credit reporting agencies and other bodies, if a company has experienced the unauthorized access or acquisition of certain personal information. Other state laws, particularly the California Consumer Privacy Act, as amended ("CCPA"), among other things, contain disclosure obligations for businesses that collect personal information about residents in their state and affords those individuals new rights relating to their personal information that may affect our ability to collect and/or use personal information. Moreover, on January 28, 2022, the California Attorney General announced that certain consumer loyalty programs are subject to the CCPA, which may affect some of our customers who use our loyalty program services if they are found not to comply with the CCPA's requirements. Effective January 1, 2023, we also became subject to the California Privacy Rights Act (the "CPRA"), which expands upon the consumer data use restrictions, penalties and enforcement provisions under the California Consumer Privacy Act.

In addition to California, the following U.S. states have enacted comprehensive consumer privacy protection laws:

- Virginia's Consumer Data Protection Act ("VCDPA") establishes rights for Virginia consumers to control how companies use individuals' personal data. The VCDPA dictates how companies must protect personal data in their possession and respond to consumers exercising their rights, as prescribed by the law, regarding such personal data. The VCDPA went into effect on January 1, 2023.

- The Colorado Privacy Act (the "CPA") and Connecticut's An Act Concerning Personal Data Privacy and Online Monitoring ("CDPA"), effective as of July 1, 2023, are similar comprehensive consumer privacy laws in Colorado and Connecticut, respectively.

- Effective as of December 31, 2023, the Utah Consumer Privacy Act ("UCPA") regulates business handling of consumers' personal data in Utah.

- Effective as of July 1, 2024, the Texas Data Privacy and Security Act ("TDPSA") and the Oregon Consumer Privacy Act ("OCPA") became comprehensive privacy laws in Texas and Oregon, respectively.

- Effective as of October 1, 2024, the Montana Consumer Data Privacy Act ("MCDPA") became a comprehensive privacy law in Montana.

- Effective as of January 1, 2025, the Iowa Consumer Privacy Act ("ICPA"), the Delaware Personal Data Privacy Act ("DPDPA"), the Nebraska Data Privacy Act ("NEDPA"), the New Hampshire Data Privacy Act ("NHDPA"), became comprehensive privacy laws in Iowa, Delaware, Nebraska, and New Hampshire, respectively.

- Effective as of January 15, 2025, the New Jersey Data Protection Act ("NJDPA") became a comprehensive privacy law in New Jersey.

- Effective as of July 1, 2025, the Minnesota Consumer Data Privacy Act ("MCDPA") and the Tennessee Information Protection Act ("TIPA") will become comprehensive privacy laws in Minnesota and Tennessee, respectively.

- Effective as of October 1, 2025, the Maryland Online Data Privacy Act of 2024 ("MODPA") will become a comprehensive privacy law in Maryland.

- Effective as of January 1, 2026, the Indiana Consumer Data Protection Act ("ICDPA"), the Kentucky Consumer Data Protection Act ("KCDPA"), and the Rhode Island Data Transparency and Privacy Protection Act ("RIDTPPA") will become comprehensive privacy laws in Indiana, Kentucky, and Rhode Island, respectively.

The European Union (the "EU") General Data Protection Regulation ("GDPR") imposes stringent requirements for controllers and processors of personal data of persons in the EU, including, for example, more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, increased requirements pertaining to special categories of data, and additional obligations when we contract with third-party processors in connection with the processing of the personal data. The GDPR also imposes strict rules on the transfer of personal data out of the EU to the United States and other third countries. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data.

The GDPR applies extraterritorially, and we may be subject to the GDPR because of our data processing activities that involve the personal data of individuals located in the EU, such as in connection with our EU-based students. Failure to comply with the requirements of the GDPR and the applicable national data protection laws of the EU member states may result in fines of up to €20,000,000 or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. GDPR regulations may impose additional responsibility and liability in relation to the personal data that we process, and we may be required to put in place additional mechanisms to ensure compliance with the new data protection rules.

Following the withdrawal of the United Kingdom from the EU and the expiry of the transition period, from January 1, 2021, the United Kingdom Data Protection Act 2018 ("UK GDPR") retains in large part the GDPR in United Kingdom national law. The UK GDPR mirrors the fines under the GDPR, e.g., we could be fined up to the greater of €20 million/£17.5 million or 4% of global turnover under each regime.

The Controlling the Assault of Non-Solicited Pornography And Marketing Act, as amended (the "CAN-SPAM Act"), and similar laws adopted by several states, regulate unsolicited commercial emails, create criminal penalties for emails containing fraudulent headers, and control other abusive online marketing practices. The law also restricts data collection and use in connection with its opt-out process requirements for senders of commercial emails. Similarly, the U.S. Federal Trade Commission has guidelines that impose responsibilities on us with respect to communications with consumers and impose fines and liability for failure to comply with rules with respect to advertising or marketing practices it may deem misleading or deceptive.

The federal U.S. Children's Online Privacy Protection Act ("COPPA"), the GDPR, and the UK GDPR impose additional restrictions on the ability of online services to collect information from minors. In addition, certain states, including Utah and Massachusetts, have laws that impose criminal penalties on the production and distribution of content that is "harmful to a minor."

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

Environmental Regulations

We use certain plastic, glass, fabric, metal and other products in our business which may be harmful if released into the environment. In view of the nature of our business, compliance with federal, state, and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has had no material effect upon our operations or earnings, and we do not expect it to have a material impact in the foreseeable future. However, see "*Risk Factors – Risks Related to Our Business and Industry – Increased focus by governments, vendors, stockholders, and customers on sustainability issues, including those related to climate change, may have a material adverse effect on our business and operations.*" and "*Risk Factors – Risks Related to Our Business and Industry – Environmental regulations may impact our future operating results.*" for discussion of material related risks.

Tax Laws and Regulations

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Other Regulations

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the Foreign Corrupt Practices Act of 1977 (the "FCPA"), various securities laws and regulations including but not limited to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), the Listing Rules of The Nasdaq Stock Market LLC ("Nasdaq"), various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Corporate Structure and History

Our company was incorporated in Massachusetts on November 17, 1995 under the name "Strän & Company, Inc." We also use the registered trade name "Stran Promotional Solutions".

On September 26, 2020, we acquired certain assets including the customer account managers and customer base of the Wildman Imprints promotional products business division of WBG.

On May 24, 2021, we changed our state of incorporation to the State of Nevada by merging into Stran & Company, Inc., a Nevada corporation that was incorporated on May 19, 2021, and changed the spelling of our name to "Stran & Company, Inc." In addition, on May 24, 2021, our authorized capital stock changed from 200,000 shares of common stock, $0.01 par value, to 350,000,000 shares, consisting of 300,000,000 shares of Common Stock, $0.0001 par value per share ("common stock"), and 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("preferred stock"). At the same time, we also completed a 100,000-for-1 forward stock split of our outstanding common stock through the merger by issuing 100,000 shares of our common stock for each previously outstanding share of common stock of our predecessor Massachusetts company. As a result of this stock split, our issued and outstanding common stock increased from 100 shares to 10,000,000 shares, all of which were then held by Andrew Stranberg, our Executive Chairman, Treasurer, Secretary, and director.

Following our reincorporation in Nevada, on May 24, 2021, Mr. Stranberg was our sole stockholder then holding a total of 10,000,000 shares of our common stock. On the date of the reincorporation transaction, Mr. Stranberg transferred 3,400,000 shares of common stock to Andrew Shape, our Chief Executive Officer and President and director, and 800,000 shares of common stock to Randolph Birney, a former executive officer of the Company, pursuant to stock purchase agreements. The price per share was equal to $0.1985 per share, which was the calculated price of a share of common stock of the Company as of December 31, 2020 determined through a valuation of the shares of common stock of the Company dated April 27, 2021. Each of Messrs. Shape and Birney paid the purchase price for the shares to Mr. Stranberg through the delivery to Mr. Stranberg of a secured promissory note effective as of May 24, 2021. Each of the promissory notes provides for 2% simple annual interest. Pursuant to an amendment to the promissory notes and the related stock purchase agreements, dated as of May 17, 2024, the principal and accrued interest must be repaid by each note's sixth anniversary, May 24, 2027. Each note grants a security interest to Mr. Stranberg in the transferred shares as to the repayment obligations under the note.

The stock purchase agreements, as amended, between Mr. Stranberg and Messrs. Shape and Birney provided that the shares are also subject to a lockup provision providing that one-half of the purchased shares may not be sold until the second anniversary of the date of the stock purchase agreement, or May 24, 2023; provided, however, that such restriction on transfer will expire at a rate of 1/48th of the shares subject to the restriction per month over such two-year period. The shares were also subject to a market standoff provision restricting transfers and other dispositions of the shares as reasonably requested by the Company and its underwriter until the date that is two years after its initial public offering, which occurred on November 8, 2021. The shares were also formerly subject to a repurchase right which lapsed upon the occurrence of the initial public offering. Subject to the above remaining restrictions, Messrs. Shape and Birney may sell the shares subject to the security interest at prevailing market prices so long as such portion of the sale proceeds as is required under the promissory note to repay the note is so used to repay the note.

On May 24, 2021, Mr. Stranberg also transferred 700,000 shares of common stock to another third party pursuant to a stock purchase agreement subject to a different arrangement with Mr. Stranberg from Mr. Shape and Mr. Birney's.

On November 12, 2021, the Company completed its initial public offering, in which it sold 4,337,349 units, each unit consisting of one share of common stock and a publicly-traded warrant to purchase one share of common stock at the initial public offering price of $4.15 per unit, plus an additional 650,602 shares of common stock and 650,602 publicly-traded warrants pursuant to the exercise of the underwriters' over-allotment option. Initially, the common stock and publicly-traded warrants had been listed on The Nasdaq Capital Market tier of Nasdaq under the initial ticker symbols "STRN" and "STRNW", respectively. Subsequently, we changed the ticker symbols of the shares and publicly-traded warrants to "SWAG" and "SWAGW", respectively. Each whole share exercisable pursuant to the publicly-traded warrants had an initial exercise price per share of $5.1875, equal to 125% of the initial public offering price. Due to our subsequent private placement of common stock and common stock purchase warrants at a purchase price of $4.97 for one share and 1.25 warrants combined, after attributing a warrant value of $0.125, the exercise price per share of the publicly-traded warrants was reduced to $4.81375 as of December 10, 2021. The publicly-traded warrants were immediately exercisable and will expire on the fifth anniversary of the original issuance date. The units were not certificated. The shares of common stock and publicly-traded warrants were immediately separable and were issued separately, though they were issued and purchased together as a unit in the offering.

On December 10, 2021, we completed a private placement with several investors, wherein a total of 4,371,926 shares of common stock were issued at a purchase price of $4.97 per share, with each investor also receiving a warrant to purchase up to a number of shares of common stock equal to 125% of the number of shares of common stock purchased by such investor in the private placement, or a total of 5,464,903 shares, at an exercise price of $4.97 per share, for a total purchase price of approximately $21.7 million. The warrants were immediately exercisable on the date of issuance, expire five years from the date of issuance and have certain downward-pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed a dilutive issuance, in which case the warrants were subject to a floor price of $4.80 per share before stockholder approval of the private placement was obtained, and after stockholder approval was obtained, such floor price would be reduced to $1.00 per share, as set forth in the warrants. On December 10, 2021, the holders of shares of common stock entitled to vote approximately 65.4% of our outstanding voting stock on December 10, 2021 approved the Company's entry into the private placement. We filed preliminary and definitive information statements on Schedule 14C with the Securities and Exchange Commission (the "SEC") on December 29, 2021 and January 11, 2022, and delivered copies of the definitive information statement to stockholders or their nominees on January 12, 2022. On January 31, 2022, the stockholders' consent became effective pursuant to Rule 14c-2 under the Exchange Act. As a result, the exercise price of the warrants may be reduced to as low as $1.00 per share if their downward-pricing adjustment mechanisms become applicable. The warrants issued in this private placement are not registered for resale or listed on any stock exchange and are subject to restrictions on transfer. We engaged EF Hutton, division of Benchmark Investments, LLC ("EF Hutton") as our placement agent for the private placement. We agreed, among other things, to issue the EF Hutton's designees warrants to purchase an aggregate of 131,158 shares of common stock, which is equal to 3.0% of the total number of shares issued in the private placement, at an exercise price of $4.97 per share.

On January 31, 2022, we acquired substantially all of the assets used in the branding, marketing and promotional products and services business of G.A.P. Promotions. On August 31, 2022, we acquired substantially all of the assets used in the branding, marketing and promotional products and services business of Trend Brand Solutions. On December 20, 2022, we acquired substantially all of the assets used in the branding, marketing and promotional products and services business of Premier NYC. On June 1, 2023, we acquired substantially all of the assets used in the branding, marketing and promotional products and services business of T R Miller. On August 23, 2024, we acquired substantially all of the assets used in the casino continuity and loyalty programs products and services business of Gander Group.

As of March 25, 2026, we had two subsidiaries, Stran Loyalty Solutions and Gander Group Louisiana.

Our principal executive offices are located at 500 Victory Road, Suite 301, Quincy, MA 02171 and our telephone number is 800-833-3309. We maintain a website at https://www.stran.com. Information available on our website is not incorporated by reference in and is not deemed a part of this report. Our fiscal year ends on December 31. Neither we nor any of our predecessors have been in bankruptcy, receivership or any similar proceeding.

ITEM 1A.   RISK FACTORS.

An investment in our securities involves a high degree of risk. You should carefully read and consider all of the risks described below, together with all of the other information contained or referred to in this report, before making an investment decision with respect to our securities. If any of the following events occur, our financial condition, business and results of operations (including cash flows) may be materially adversely affected. In that event, the market price of our shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Changes to trade regulation, quotas, duties, tariffs or other restrictions caused by the changing U.S. and geopolitical environments or otherwise, such as those with respect to China, may materially harm our revenue and results of operations, such as by increasing our costs and/or limiting the amount of products that we can import.

Our operations are subject to various international trade agreements and regulations. Generally, these trade agreements and regulations benefit our business by reducing or eliminating the quotas, duties and/or tariffs assessed on products manufactured in a particular country. However, trade agreements and regulations can also impose requirements that have a material adverse effect on our business, revenue and results of operations, such as limiting the countries from which we can purchase raw materials, limiting the products that qualify as duty free, and setting quotas, duties and/or tariffs on products that may be imported into the United States from a particular country. Certain inbound products to the United States are subject to tariffs assessed on the manufactured cost of goods at the time of import. For example, during the prior Trump administration, increased tariffs were implemented on goods imported into the U.S., particularly from China, Canada, and Mexico. The current Trump administration has implemented additional tariffs, some of which apply to goods imported from China and other countries from which we import goods. While not the primary reason for the increase in our costs during the past year, increased tariff rates contributed to a marginal degree to the increase in our cost of sales. As a result, we have had to increase prices for certain products and may be required to raise those prices further, or raise our prices on other products, which may result in the loss of customers and harm our operating performance. In response, in part, to tariffs levied on products imported from China we have shifted away from Chinese or other foreign manufacturers of some of our products and may seek to increase this shift due to U.S. tariffs or other aspects of U.S. trade policy, which may result in additional costs and disruption to our operations.

The countries in which our products are manufactured or into which they are imported may from time-to-time impose new quotas, duties, tariffs and requirements as to where raw materials must be purchased to qualify for free or reduced duty. These countries also may create additional workplace regulations or other restrictions on our imports or adversely modify existing restrictions. Adverse changes in these costs and restrictions could harm our business. We cannot assure that future trade agreements or regulations will not provide our competitors an advantage over us or increase our costs, either of which could have a material adverse effect on our business, results of operations or financial condition. Nor can we assure that the changing geopolitical and U.S. political environments will not result in a trade agreement or regulation being altered which adversely affects our company. The U.S. government may decide to impose or alter existing import quotas, duties, tariffs or other restrictions on products or raw materials sourced from those countries, which include countries from which we import raw materials or in which we manufacture our products. Any such quotas, duties, tariffs or restrictions could have a material adverse effect on our business, results of operations or financial condition.

Shortages of supply of merchandise from suppliers, interruptions in our manufacturing, and local conditions in the countries in which we source goods and materials could adversely affect our results of operations.

Along with many companies that source goods and raw materials from abroad, we are currently experiencing continued supply disruptions and delays due to a variety of reasons. These changes are partially driven by interruptions in global supply chains (including as a result of port congestion, canal blockages and disruptions, and trucking shortages) and partially by a shift in customer buying habits to e-commerce, which has the effect of increasing demand for shipping capacity from Asia, leading to capacity constraints. Both factors have increased shipping times as well as the price of shipping, whether by sea, air, rail, or vehicle. Shipping delays combined with significant increases in orders for our products have recently created, and are expected to continue to create, inventory pressure for us.

As a distributor, we buy merchandise both from multiple supply sources and from a network of factories in which we have developed direct relationships around the globe over the past 30 years. However, an unexpected interruption in any of the sources or facilities may temporarily adversely affect our results of operations until alternate sources or facilities can be secured. We rely on the supply of different types of raw materials as well as textiles, including plastic, glass, fabric and metal for our promotional products. Further, our suppliers generally source or manufacture finished goods in parts of the world that may be affected by economic uncertainty, political unrest, labor disputes, health emergencies, or the imposition of duties, tariffs or other import regulations by the United States.

Increases in the price of merchandise and raw materials used to manufacture our products could materially increase our costs and decrease our profitability.

The principal components in our promotional products are plastic, glass, fabric and metal. The prices we pay for these fabrics and components and our merchandise are dependent on the market price for the raw materials used to produce them, primarily cotton and chemical components of synthetic fabrics including raw materials such as chemicals and dyestuffs. These finished goods and raw materials are subject to price volatility caused by weather, supply conditions, government regulations, economic and political climate, currency exchange rates, labor costs, and other unpredictable factors. Fluctuations in petroleum prices also may influence the prices of related items such as chemicals, dyestuffs and polyester yarn.

During the years ended December 31, 2025 and 2024, many promotional products companies saw increases in the cost of finished goods and raw materials purchased, as well as in the average cost of finished goods and raw materials purchased, as compared to the prior year, driven by rising inflation rates and shipping costs.

Our shipping costs for importing raw materials from overseas increased significantly after the emergence of COVID-19 and the general inflation in the prices of goods and services that has occurred since that time. Any increase in raw material prices or shipping costs increases our cost of sales and can decrease our profitability unless we are able to pass the costs on to our customers in the form of higher prices. In addition, if one or more of our competitors is able to reduce their production costs by taking advantage of any reductions in raw material prices or favorable sourcing agreements, we may face pricing pressures from those competitors and may be forced to reduce our prices or face a decline in revenues, either of which could have a material adverse effect on our business, results of operations and financial condition.

Furthermore, significant or sustained inflation could have an adverse impact on our operating and general and administrative expenses. During inflationary periods, these costs could increase at a rate higher than our ability to offset them via customer-facing pricing adjustments, alternative supply sources or other measures. Inflation could also have an adverse effect on consumer spending, which could adversely impact demand for our products and services. If our operating and other expenses increase faster than anticipated due to inflation, our financial condition, results of operations and cash flow could be materially adversely affected.

Our customers may cancel or decrease the quantity of their orders, which could negatively impact our operating results.

Sales to many of our customers are on an order-by-order basis. If we cannot fill customers' orders on time, orders may be cancelled and relationships with customers may suffer, which could have an adverse effect on us, especially if the relationship is with a major customer. Furthermore, if any of our customers experience a significant downturn in their business, or fail to remain committed to our programs or brands, the customer may reduce or discontinue purchases from us. The reduction in the amount of our products purchased by customers could have a material adverse effect on our business, results of operations or financial condition.

In addition, some of our customers have experienced significant changes and difficulties, including consolidation of ownership, increased centralization of buying decisions, buyer turnover, restructurings, bankruptcies and liquidations. A significant adverse change in a customer relationship or in a customer's financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer's receivables or limit our ability to collect amounts related to previous purchases by that customer, all of which could have a material adverse effect on our business, results of operations or financial condition.

We may be unable to identify or to complete acquisitions or to successfully integrate the businesses we acquire.

We have evaluated, and may continue to evaluate, potential acquisition transactions. We attempt to address the potential risks inherent in assessing the attractiveness of acquisition candidates, as well as other challenges such as retaining the employees and integrating the operations of the businesses we acquire. Integrating acquired operations involves significant risks and uncertainties, including maintenance of uniform standards, controls, policies and procedures; diversion of management's attention from normal business operations during the integration process; unplanned expenses associated with integration efforts; and unidentified issues not discovered in due diligence, including legal contingencies. Acquisition valuations require us to make certain estimates and assumptions to determine the fair value of the acquired entities (including the underlying assets and liabilities). If our estimates or assumptions to value the acquired assets and liabilities are not accurate, we may be exposed to losses, and/or unexpected usage of cash flow to fund the operations of the acquired operations that may be material.

Even if we are able to acquire businesses on favorable terms, managing growth through acquisitions is a difficult process that includes integration and training of personnel, combining facility and operating procedures, and additional matters related to the integration of acquired businesses within our existing organization. Unanticipated issues related to integration may result in additional expense and disruption to our operations, and may require a disproportionate amount of our management's attention, any of which could negatively impact our ability to achieve anticipated benefits, such as revenue and cost synergies. Growth of our business through acquisitions generally increases our operating complexity and the level of responsibility for both existing and new management personnel. Managing and sustaining our growth and expansion may require substantial enhancements to our operational and financial systems and controls, as well as additional administrative, operational and financial resources. We may be required to invest in additional support personnel, facilities and systems to address the increased complexities associated with business or segment expansion. These investments could result in higher overall operating costs and lower operating profits for the business as a whole. There can be no assurance that we will be successful in integrating acquired businesses or managing our expanding operations.

In addition, although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover or adequately protect against all material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to identify suitable acquisitions, successfully integrate these acquired businesses, successfully manage our expanding operations, or to discover liabilities associated with such businesses in the diligence process, could adversely affect our business, results of operations or financial condition.

In order to finance such acquisitions, we may need to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and/or the issuance of equity or debt securities. There can be no assurance that such financings would be available to us on reasonable terms. Any future issuances of equity securities or debt securities with equity features may be dilutive to our stockholders.

If our information technology systems suffer interruptions or failures, including as a result of cyberattacks, our business operations could be disrupted and our reputation could suffer.

We rely on information technology systems to process transactions, communicate with customers, manage our business and process and maintain information. The measures we have in place to monitor and protect our information technology systems might not provide sufficient protection from catastrophic events, power surges, viruses, malicious software (including ransomware), attempts to gain unauthorized access to data or other types of cyberattacks. As cyberattacks become more frequent, sophisticated, damaging and difficult to predict, any such event could negatively impact our business operations, such as by product disruptions that result in an unexpected delay in operations, interruptions in our ability to deliver products and services to our customers, loss of confidential or otherwise protected information, corruption of data and expenses related to the repair or replacement of our information technology systems. Compromising and/or loss of information could result in loss of sales or legal or regulatory claims which could adversely affect our revenues and profits or damage our reputation.

We rely on software and services from other parties. Defects in or the loss of access to software or services from third parties could increase our costs and adversely affect the quality of our products.

We rely on technologies from third parties to operate critical functions of our business, including cloud infrastructure services, payment processing services, certain aspects of distribution center automation and customer relationship management services. Our business would be disrupted if any of the third-party software or services we utilize, or functional equivalents thereof, were unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices. In each case, we would be required to either seek licenses to software or services from other parties and redesign our business and marketplace to function with such software or services or develop these components ourselves, which would result in increased costs and could result in delays in the launch of new offerings on our marketplace until equivalent technology can be identified, licensed or developed, and integrated into our business and marketplace. Furthermore, we might be forced to limit the features available in our current or future products. These delays and feature limitations, if they occur, could harm our business, results of operations and financial condition.

Failure to comply with data privacy and security laws and regulations could adversely affect our operating results and business.

In the ordinary course of our business, we might collect and store in our internal and external data centers, cloud services and networks sensitive data, including our proprietary business information and that of our customers, suppliers and business collaborators, as well as personal information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. The number and sophistication of attempted attacks and intrusions that companies have experienced from third parties has increased over the past few years. Despite our security measures, it is impossible for us to eliminate this risk.

U.S. federal data privacy laws include the CAN-SPAM Act, which, among other things, restricts data collection and use in connection with CAN-SPAM Act's opt-out process requirements for senders of commercial emails; and COPPA, which regulates the collection of information by operators of websites and other electronic solutions that are directed to children under 13 years of age, although our website and app user terms of service and privacy policy expressly prohibit children under 13 from submitting information to or on our website or app. These laws and regulations promulgated under these laws restrict our collection, processing, storage, use and disclosure of personal information, may require us to notify individuals of our privacy practices and provide individuals with certain rights to prevent the use and disclosure of protected information, and mandate certain procedures with respect to safeguarding and proper description of stored information.

Moreover, certain laws and regulations of U.S. states and the EU impose similar or greater data protection requirements and may also subject us to scrutiny or attention from regulatory authorities. For example, the EU and California have passed comprehensive data privacy laws, the EU GDPR and the CCPA and regulations promulgated under the CCPA, respectively, which impose data protection obligations on enterprises, including limitations on data uses and constraints on certain uses of sensitive data. Of particular importance, the CCPA, which became effective on January 1, 2020, limits how we may collect and use personal information, including by requiring companies that process information relating to California residents to make disclosures to consumers about their data collection, use and sharing practices, provide consumers with rights to know and delete personal information and allow consumers to opt out of certain data sharing with third parties. The CCPA also creates an expanded definition of personal information, imposes special rules on the collection of consumer data from minors, and provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase the likelihood and cost of data breach litigation. The potential effects of this legislation are far-reaching and may require us to modify our data processing practices and policies and incur substantial costs and expenses in compliance and potential ligation efforts. Effective January 1, 2023, we also became subject to the CPRA in California, which expands upon the consumer data use restrictions, penalties and enforcement provisions under the CCPA, and the VCDPA in Virginia, another comprehensive data privacy law, and regulations promulgated under the CPRA and the VCDPA.

In addition, similar consumer data privacy laws have been passed and either are in effect or will become effective within the next 12 months in many other states, including Colorado (CPA, effective July 1, 2023); Connecticut (CDPA, effective July 1, 2023); Utah (UCPA, effective December 31, 2023); Texas (TDPSA, effective July 1, 2024); Oregon (OCPA, effective July 1, 2024); Montana (MCDPA, effective October 1, 2024); Iowa (ICPA, effective January 1, 2025); Delaware (DPDPA, effective January 1, 2025); Nebraska (NEDPA, effective January 1, 2025); New Hampshire (NHDPA, effective January 1, 2025); New Jersey (NJDPA, effective January 15, 2025); Minnesota (MCDPA, effective July 1, 2025); Tennessee (TIPA, effective July 1, 2025); Maryland (MODPA, effective October 1, 2025); Indiana (ICDPA, effective January 1, 2026); Kentucky (KCDPA, effective January 1, 2026); and Rhode Island (RIDTPPA, effective January 1, 2026). Further, there are several legislative proposals in the United States, at both the federal and state level, that could impose new privacy and security obligations. We cannot yet determine the impact that these laws and regulations may have on our business.

Outside of the U.S., data protection laws, including the GDPR, also might apply to some of our operations or business collaborators. Legal requirements in the European Union and United Kingdom relating to the collection, storage, processing and transfer of personal data/information continue to evolve. The GDPR imposes, among other things, data protection requirements that include strict obligations and restrictions on the ability to collect, analyze and transfer EU personal data/information, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances, and possible substantial fines for any violations (including possible fines for certain violations of up to the greater of €20 million/£17.5 million or 4% of total company revenue). Other governmental authorities around the world have enacted or are considering similar types of legislative and regulatory proposals concerning data protection.

The interpretation and enforcement of the laws and regulations described above are uncertain and subject to change, and may require substantial costs to monitor and implement and maintain adequate compliance programs. Failure to comply with U.S. and international data protection laws and regulations could result in government enforcement actions (which could include substantial civil and/or criminal penalties), private litigation and/or adverse publicity and could negatively affect our operating results and business.

The Consumer Product Safety Improvement Act and other existing or future government regulation could harm our business or may cause us to incur additional costs associated with compliance.

We are subject to various federal, state and local laws and regulations, including but not limited to, laws and regulations relating to labor and employment, U.S. customs and consumer product safety, including the CPSIA. The CPSIA created more stringent safety requirements related to lead and phthalates content in children's products. The CPSIA regulates the future manufacture of these items and existing inventories and may cause us to incur losses if we offer for sale or sell any non-compliant items. Failure to comply with the various regulations applicable to us may result in damage to our reputation, civil and criminal liability, fines and penalties and increased cost of regulatory compliance. These current and any future laws and regulations could harm our business, results of operations and financial condition.

We are subject to international, federal, national, regional, state, local and other laws and regulations, and failure to comply with them may expose us to potential liability.

We are subject to international, federal, national, regional, state, local and other laws and regulations affecting our business, including those promulgated under the Occupational Safety and Health Act, the Consumer Product Safety Act, the Flammable Fabrics Act, the Textile Fiber Product Identification Act, the rules and regulations of the Consumer Products Safety Commission, the Food, Drug, and Cosmetic Act, the rules and regulations of the Food and Drug Administration, the FCPA, various securities laws and regulations including but not limited to the Securities Act, the Exchange Act, the Nasdaq Listing Rules, various labor, workplace and related laws, and environmental laws and regulations. Failure to comply with such laws and regulations may expose us to potential liability and have an adverse effect on our results of operations.

Implementation of technology initiatives could disrupt our operations in the near term and fail to provide the anticipated benefits.

As our business grows, we continue to make significant investments in our technology, including in the areas of warehouse management, enterprise risk management and product design. The costs, potential problems and interruptions associated with the implementation of technology initiatives could disrupt or reduce the efficiency of our operations in the near term. They may also require us to divert resources from our core business to ensure that implementation is successful. In addition, new or upgraded technology might not provide the anticipated benefits, might take longer than expected to realize the anticipated benefits, might fail or might cost more than anticipated.

Inability to attract and retain key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and other key personnel, including Andrew Shape, our Chief Executive Officer and President, Andrew Stranberg, our Executive Chairman, David Browner, our Chief Financial Officer, Ian Wall, our Chief Information Officer, and John Audibert, our Chief Strategy Officer and Chief Compliance Officer. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, or if we were unable to attract and retain senior management or key personnel, our results of operations could be adversely affected.

Failure to preserve positive labor relationships with our employees could adversely affect our results of operations.

Our operations rely heavily on our employees, and any labor shortage, disruption or stoppage caused by poor relations with our employees could reduce our operating margins and income. While we believe that our employee relations are good, have no knowledge of any employees as subject to collective bargaining agreements, and unions have not traditionally been active in the U.S. marketing industry, unionization of our workforce could increase our operating costs or constrain our operating flexibility.

We are exposed to the risk of non-payment by our customers on a significant amount of our sales.

We allow many of our customers to pay us within 30 days of service, also known as net 30 credit terms. For certain customers who are considered low credit risks, we have extended the credit term to 90 days, though in such cases we may also request a personal guaranty of payment from the principal owner of the customer business. Our extension of credit involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. We monitor our credit risk exposure by periodically obtaining credit reports and updated financials on our customers. We generally see a heightened amount of bankruptcies by our customers during economic downturns and financial crises. While we maintain an allowance for doubtful receivables for potential credit losses based upon our historical trends and other available information, in times of economic turmoil, there is heightened risk that our historical indicators may prove to be inaccurate. The inability to collect on sales to significant customers or a group of customers could have a material adverse effect on our results of operations.

There is a risk of dependence on one or a group of customers.

During the fiscal year ended December 31, 2025, our top ten customers accounted for 35.7% of revenues, and our top customer accounted for 7.2% of revenues. During the fiscal year ended December 31, 2024, our top ten customers accounted for 38.1% of revenues, and our top customer accounted for 8.4% of revenues. If we are unable to retain our current customers or find new major customers or gain major new engagements from existing customers to replace any nonrecurring contracts, there may be material adverse effects on our financial condition or results of operations. If on the other hand we successfully source major new contracts, the risk that we may become dependent on one or a few customers may increase. This potential dependency could threaten the sustainability of our growth and have a material adverse effect on our financial condition or results of operations if we are unable to retain such major contracts or replace them with similarly major contracts on a regular basis.

Our business incurs significant freight and transportation costs. Any changes in our shipping arrangements or any interruptions in shipping could harm our business, results of operations and financial condition.

We incur transportation expenses to ship our products to our customers. Significant increases in the costs of freight and transportation could have a material adverse effect on our results of operations, as there can be no assurance that we could pass on these increased costs to our customers. Government regulations can and have impacted the availability of drivers, which will be a significant challenge to the industry. Costs to employ drivers have increased and transportation disruptions have become more prevalent.

If we are not able to negotiate acceptable pricing and other terms with these vendors or they experience performance problems or other difficulties, it could negatively impact our business and results of operations and negatively affect the experiences of our customers, which could affect the degree to which they continue to do business with us. Disruption to delivery services due to inclement weather, climate change, or political instability, among other causes, could result in delays that could adversely affect our reputation, business and results of operations. If our products are not delivered in a timely fashion or are damaged or lost during the supply or the delivery process, our customers could become dissatisfied and cease doing business with us, which could adversely affect our business and results of operations.

Our business may be impacted by unforeseen or catastrophic events, including the emergence of pandemics or other widespread health emergencies, terrorist attacks, extreme weather events or other natural disasters and other unpredicted events.

The occurrence of unforeseen or catastrophic events, such as the emergence of pandemics or other widespread health emergencies (or concerns over the possibility of such pandemics or emergencies), terrorist attacks, extreme weather events or other natural disasters or other unpredicted events, could create economic and financial disruptions, and could lead to operational difficulties (including travel limitations) that could impair our ability to source and supply products and services and manage our businesses, and could negatively impact our customers' ability or willingness to purchase our products and services.

For example, our corporate headquarters is located in Massachusetts, which experiences natural hazards such as flooding and coastal erosion; should any unforeseen or catastrophic events occur, the possibly resulting infrastructure damage and disruption to the area could negatively affect our company, such as by damage to or total destruction of our headquarters, surrounding transportation infrastructure, network communications and other forms of communication. Some of our other locations and those of our suppliers also are exposed to hurricanes, earthquakes, floods and other extreme weather events; the damage that such events could produce could affect the supply of our products and services.

We face intense competition within our industry and our revenue and/or profits may decrease if we are not able to respond to this competition effectively.

Customers in the promotional products, tradeshow and event marketplace, loyalty and program management business process outsourcing industries choose distributors primarily based upon the quality, price and breadth of products and services offered. We encounter competition from a number of companies in the geographic areas we serve. The majority of our revenue is derived from the sale of promotional products. Our major competitors include companies such as 4Imprint Group plc (LSE: FOUR.L), Brand Addition Limited (The Pebble Group plc) (LSE: PEBB), BAMKO LLC (Superior Group of Companies, Inc.) (Nasdaq: SGC), Staples Promotional Products (Staples, Inc.), Boundless Network, Inc., Custom Ink, Cimpress plc (Nasdaq: CMPR), HALO Branded Solutions, Inc., Imagine This (Shye West, Inc.), Power Promotions, Inc. and Global Promotional Sourcing, LLC. We also compete with a multitude of foreign, regional and local competitors that vary by market. If our existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower our prices, which would adversely affect our operating results. Similarly, if customers or potential customers perceive the products or services offered by our existing or future competitors to be of higher quality than ours or part of a broader product mix, our revenues may decline, which would adversely affect our operating results.

We face intense competition to gain market share, which may lead some competitors to sell substantial amounts of goods at prices against which we cannot profitably compete.

Our marketing strategy is to differentiate ourselves by providing quality service and quality products to our customers. Even if this strategy is successful, the results may be offset by reductions in demand or price declines due to competitors' pricing strategies or other micro- or macroeconomic factors. We face the risk of our competition following a strategy of selling its products at or below cost in order to cover some amount of fixed costs, especially in stressed economic times.

Global, national or regional economic slowdowns, high unemployment levels, fewer jobs, changes in tax laws or cost increases might have an adverse effect on our operating results.

Our primary products within our promotional products are used by workers and, as a result, our business prospects are dependent upon levels of employment and overall economic conditions on a global, national and regional level, among other factors. Our revenues are impacted by our customers' opening and closing of locations and reductions and increases in headcount, including from voluntary turnover and increased automation. If we are unable to offset these effects, such as through the addition of new customers, the penetration of existing customers with a broader mix of product and service offerings, or decreased production costs that can be passed on in the form of lower prices, our revenue growth rates will be negatively impacted. Likewise, increases in tax rates or other changes in tax laws or other regulations can negatively affect our profitability.

While we do not believe that our exposure is greater than that of our competitors, we could be adversely affected by increases in the prices of fabric, natural gas, gasoline, wages, employee benefits, insurance costs and other components of product cost unless we can recover such increases through proportional increases in the prices for our products and services. Competitive and general economic conditions might limit our ability and that of our competitors to increase prices to cover any increases in our product cost.

The promotional products, trade show and events marketplace, loyalty and program management business industries are subject to pricing pressures that may cause us to lower the prices we charge for our products and services that adversely affect our financial performance.

Many of our competitors also source their product requirements from developing countries to achieve a lower cost operating environment, possibly with lower costs than our offshore facilities, and those manufacturers may use these cost savings to reduce prices. Some of our competitors have more purchasing power than we do, which may enable them to obtain products at lower costs. To remain competitive, we may adjust our product and service prices and margins from time to time in response to these industry-wide pricing pressures. Additionally, increased customer demands for allowances, incentives and other forms of economic support could reduce our margins and affect our profitability. Our financial performance will be negatively affected by these pricing pressures if we are forced to reduce our prices and we cannot reduce our product costs proportionally or if our product costs increase and we cannot increase our prices proportionally.

The apparel industry, including corporate identity apparel, is subject to changing fashion trends and if we misjudge consumer preferences, the image of one or more of our brands may suffer and the demand for our products may decrease.

The apparel industry, including corporate identity apparel for promotional products, is subject to shifting customer demands and evolving fashion trends and our success is also dependent upon our ability to anticipate and promptly respond to these changes. Failure to anticipate, identify or promptly react to changing trends or styles may result in decreased demand for our products, as well as excess inventories and markdowns, which could have a material adverse effect on our business, results of operations and financial condition. In addition, if we misjudge consumer preferences, our brand image may be impaired.

Our success depends upon the continued protection of our intellectual property rights and we may be forced to incur substantial costs to maintain, defend, protect and enforce our intellectual property rights.

Our owned intellectual property and certain of our licensed intellectual property have significant value and are instrumental to our ability to market our products. We cannot assure that our owned or licensed intellectual property or the operation of our business does not infringe on or otherwise violate the intellectual property rights of others. We cannot assure that third parties will not assert claims against us on any such basis or that we will be able to successfully resolve such claims. In addition, the laws of some foreign countries do not allow us to protect, defend or enforce our intellectual property rights to the same extent as the laws of the United States. We could also incur substantial costs to defend legal actions relating to use of our intellectual property or prosecute legal actions against others using our intellectual property, either of which could have a material adverse effect on our business, results of operations or financial condition. There also can be no assurance that we will be able to negotiate and conclude extensions of existing license agreements on similar economic terms or at all.

Climate change impacts including supply chain disruptions, operational impacts, and geopolitical events may impact our business operations.

We source a large number of raw materials from third-party suppliers globally. These products include both natural and synthetic materials derived from plants, animal products, and organic and petroleum-based raw materials. Disruptions to the global supply chain due to climate-related impacts or geopolitical events are possible and exist as external risk factors that we can respond to but not control. These events could limit our supply of key raw materials, or could have significant impacts to pricing. We work with multiple raw material suppliers to mitigate lack of availability from a single supplier, however in some cases products with limited numbers of suppliers may become difficult to obtain.

Some of our vendors have manufacturing operations in areas vulnerable to coastal storms which may increase in magnitude and impact due to climate change. Increasingly large and unprecedented weather events may pose a risk to business operations in vulnerable areas. Storms could cause business interruptions, incur additional restoration costs, and impact product availability and pricing.

Increased focus by governments, vendors, stockholders, and customers on sustainability issues, including those related to climate change, may have a material adverse effect on our business and operations.

Federal, state and local governments, as well as some of our vendors and customers, are beginning to respond to climate change and other sustainability issues. This increased focus on sustainability may result in new legislation or regulations and vendor and customer requirements that could negatively affect us as we may incur additional costs or be required to make changes to our operations in order to comply with any new regulations or vendor, customer, or stockholder requirements. Legislation or regulations that potentially impose restrictions, caps, taxes, or other controls on emissions of greenhouse gases such as carbon dioxide, a by-product of burning fossil fuels such as those used in the trucks of our logistics vendors, may have a material adverse effect on our business and operations. For example, if the logistics vendors we contract with become subject to increasingly restrictive laws protecting the environment, including those relating to climate change, we expect that they would incur increased shipment costs and may pass such costs on to us, which could have a material adverse effect on our business. If our customers or stockholders were to require us to use vendors that source, manufacture, or supply their products in accordance with certain sustainability standards, we expect that such standards would likewise force us to incur additional costs and we may fail to pass such additional costs on to our customers, which could also have a material adverse effect on our business.

On March 6, 2024, the SEC adopted rules that will require us to disclose:

- Climate-related risks that have had or are reasonably likely to have a material impact on our business strategy, results of operations, or financial condition;

- The actual and potential material impacts of any identified climate-related risks on our strategy, business model, and outlook;

- If, as part of our strategy, we have undertaken activities to mitigate or adapt to a material climate-related risk, a quantitative and qualitative description of material expenditures incurred and material impacts on financial estimates and assumptions that directly result from such mitigation or adaptation activities;

- Specified disclosures regarding our activities, if any, to mitigate or adapt to a material climate-related risk including the use, if any, of transition plans, scenario analysis, or internal carbon prices;

- Any oversight by our board of directors of climate-related risks and any role by management in assessing and managing our material climate-related risks;

- Any processes we have for identifying, assessing, and managing material climate-related risks and, if we are managing those risks, whether and how any such processes are integrated into our overall risk management system or processes;

- Information about our climate-related targets or goals, if any, that have materially affected or are reasonably likely to materially affect our business, results of operations, or financial condition; required disclosures would include material expenditures and material impacts on financial estimates and assumptions as a direct result of the target or goal or actions taken to make progress toward meeting such target or goal;

- The capitalized costs, expenditures expensed, charges, and losses incurred as a result of severe weather events and other natural conditions, such as hurricanes, tornadoes, flooding, drought, wildfires, extreme temperatures, and sea level rise, subject to applicable one percent and de minimis disclosure thresholds, disclosed in a note to the financial statements;

- The capitalized costs, expenditures expensed, and losses related to carbon offsets and renewable energy credits or certificates if used as a material component of our plans to achieve our disclosed climate-related targets or goals, disclosed in a note to our financial statements; and

- If the estimates and assumptions we use to produce our financial statements were materially impacted by risks and uncertainties associated with severe weather events and other natural conditions or any disclosed climate-related targets or transition plans, a qualitative description of how the development of such estimates and assumptions was impacted, disclosed in a note to our financial statements.

We will be exempt from the SEC rules' requirements to disclose certain information about our greenhouse gas emissions and comply with related auditor assurance requirements as long as we remain a "smaller reporting company" (as described below under —*Risks Related to our Common Stock and Publicly-Traded Warrants – We are a 'smaller reporting company' within the meaning of the Exchange Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.*") or an "emerging growth company" (as described below under "—*Risks Related to our Common Stock and Publicly-Traded Warrants – We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.*"). In addition, these disclosure rules will not require compliance by us until our fiscal year beginning in 2027, with certain requirements not becoming effective until our fiscal year beginning in 2028, if we remain a smaller reporting company or emerging growth company.

A number of petitions have been filed in federal courts seeking to challenge the SEC's climate-related disclosure rules. The outcome of this litigation cannot be determined as of the date of this report. On April 4, 2024, the SEC issued an order staying the rules. The SEC's administrative stay will remain in place until the completion of litigation filed in the federal courts that challenges the agency's authority to adopt the rules. On March 25, 2025, the SEC ended its defense of the rules. On April 4, 2025, state intervenors in the litigation filed a motion to hold the case in abeyance until the SEC determines what action it will take on the rules, and on April 24, 2025, the U.S. Court of Appeals for the Eighth Circuit granted the intervenors' motion to hold the litigation in abeyance. On July 23, 2025, the SEC filed a report with the court stating that it "does not intend to review or reconsider the climate-related disclosure rules at this time" and indicating that the SEC could not determine what actions it would take in the event the rulemaking petitions are denied. The outcome of this litigation cannot be determined.

Assuming that the SEC climate disclosure rules are ultimately upheld in their present form, and even in light of the exemptions and accommodations made for smaller reporting companies and emerging growth companies described above, the costs to adopt the necessary disclosure controls and procedures to disclose all required information, the potential costs to make changes in our operations to allow us to improve our climate change-related disclosures, or the potential loss of revenues from these disclosure requirements due to investor, customer, or vendor requirements to disclose and meet certain climate change-related targets pursuant to these disclosure rules, may still have a material adverse effect on our business and operations.

Some of the products that we design or otherwise assist customers with producing create exposure to potential product liability, warranty liability or personal injury claims and litigation.

Some of the products that we design or otherwise assist customers with producing are used in applications and situations that involve risk of personal injury and death. Our services expose us to potential product liability, warranty liability, and personal injury claims and litigation relating to the use or misuse of our products including allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product or activities associated with the product, negligence and strict liability. If successful, such claims could have a material adverse effect on our business.

Defects in the products that we design or otherwise assist customers with producing could reduce demand for our products and result in a decrease in sales and market acceptance and damage to our reputation.

Although we carry certain standard commercial insurance, including products-completed operations coverage, we do not currently maintain separate product liability insurance, and we may not be able to obtain and maintain such insurance on acceptable terms, if at all, in the future. Even if we have purchased product liability insurance in the future, product liability claims may exceed the amount of our insurance coverage. In addition, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products.

We may be subject to periodic litigation in both domestic and international jurisdictions that may adversely affect our financial position and results of operations.

From time to time we may be involved in legal or regulatory actions regarding product liability, employment practices, intellectual property infringement, bankruptcies and other litigation or enforcement matters. These proceedings may be in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws. Due to the inherent uncertainties of litigation in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings. These proceedings could cause us to incur costs and may require us to devote resources to defend against these claims and could ultimately result in a loss or other remedies, such as product recalls, which could adversely affect our financial position and results of operations.

Volatility in the global financial markets could adversely affect results.

In the past, global financial markets have experienced extreme disruption, including, among other things, volatility in securities prices, diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further change or volatility, which could lead to challenges in our business and negatively impact our financial results. Any future tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in orders and spending for our products and services. We are unable to predict the likely duration and severity of any disruption in financial markets and adverse economic conditions and the effects they may have on our business and financial condition.

We identified material weaknesses in our internal control over financial reporting as of December 31, 2025. If we fail to remediate the material weaknesses, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our shares may be adversely affected.

To implement Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K. A report of our management is included under Item 9A of this Annual Report on Form 10-K. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our management has identified the following material weaknesses in our internal control over financial reporting:

- There was a material weakness in our internal controls related to the proper design and implementation of certain controls over the review and approval of journal entries.

- There was a material weakness in our internal controls related to the proper selection and development of certain information technology general controls related to user access, vendor management and change management controls that led to deficiencies in the design and operation of control activities.

We have commenced a plan of remediation to remedy the material weaknesses. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to address any control deficiency could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our shares, may be adversely affected.

Increases in the cost of employee benefits could impact our financial results and cash flow.

Our expenses relating to employee health benefits are significant. Unfavorable changes in the cost of such benefits could impact our financial results and cash flow. Healthcare costs have risen significantly in recent years, and recent legislative and private sector initiatives regarding healthcare reform could result in significant changes to the U.S. healthcare system. While the Company has various cost control measures in place and employs an outside consultant to review larger claims, employee health benefits have been and are expected to continue to be a significant cost to the Company. Medical costs will continue to be a significant expense to the Company and may increase due to factors outside the Company's control.

We may recognize impairment charges, which could adversely affect our financial condition and results of operations.

We assess our goodwill, intangible assets and long-lived assets for impairment when required by generally accepted accounting principles in the United States ("U.S. GAAP"). These accounting principles require that we record an impairment charge if circumstances indicate that the asset carrying values exceed their estimated fair values. The estimated fair value of these assets is impacted by general economic conditions in the locations in which we operate. Deterioration in these general economic conditions may result in a number of adverse consequences, including: declining revenue, which can lead to excess capacity and declining operating cash flow; reductions in management's estimates for future revenue and operating cash flow growth; and increases in borrowing rates and other deterioration in factors that impact our weighted average cost of capital. If our assessment of goodwill, intangible assets or long-lived assets indicates an impairment of the carrying value for which we recognize an impairment charge, this may adversely affect our financial condition and results of operations.

Environmental regulations may impact our future operating results.

We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire.

If we are unable to accurately predict our future tax liabilities, become subject to increased levels of taxation or our tax contingencies are unfavorably resolved, our results of operations and financial condition could be adversely affected.

Changes in tax laws or regulations in the jurisdictions in which we do business, including the United States, or changes in how the tax laws are interpreted, could further impact our effective tax rate, further restrict our ability to repatriate undistributed offshore earnings, or impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

We are also subject to tax audits in the United States and other jurisdictions and our tax positions may be challenged by tax authorities. Although we believe that our current tax provisions are reasonable and appropriate, there can be no assurance that these items will be settled for the amounts accrued, that additional tax exposures will not be identified in the future or that additional tax reserves will not be necessary for any such exposures. Any increase in the amount of taxation incurred as a result of challenges to our tax filing positions could result in a material adverse effect on our business, results of operations and financial condition.

Risks Related to our Common Stock and Publicly-Traded Warrants

The market prices of our securities may fluctuate, and you could lose all or part of your investment.

The market prices for our securities are likely to be volatile, in part because our shares and publicly-traded warrants have only been traded publicly since November 9, 2021. In addition, the market prices of our securities may fluctuate significantly in response to several factors, most of which we cannot control, including:

- actual or anticipated variations in our periodic operating results;

- increases in market interest rates that lead investors of our common stock and publicly-traded warrants to demand a higher investment return;

- changes in earnings estimates;

- changes in market valuations of similar companies;

- actions or announcements by our competitors;

- adverse market reaction to any increased indebtedness we may incur in the future;

- additions or departures of key personnel;

- actions by stockholders;

- speculation in the media, online forums, or investment community; and

- our intentions and ability to maintain the listing of our common stock and publicly-traded warrants on Nasdaq.

Volatility in the market prices of our securities may prevent investors from being able to sell their securities at or above their purchase price. As a result, you may suffer a loss on your investment.

We may not be able to maintain a listing of our common stock and publicly-traded warrants on Nasdaq.

Although our common stock and publicly-traded warrants are listed on Nasdaq, we must meet certain financial, liquidity, SEC reporting, corporate governance, and other continuing listing requirements to maintain such listing. If we violate Nasdaq's listing requirements, or if we fail to meet any of Nasdaq's listing standards, our common stock and publicly-traded warrants may be delisted.

On December 17, 2024, the Company received a letter from the Listing Qualifications staff (the "Staff") of Nasdaq issuing a Staff delisting determination (the "Staff Determination"). The Staff Determination noted that the Staff had notified the Company on June 21, 2024, August 23, 2024, and November 21, 2024, that the Company did not comply with Nasdaq Listing Rule 5250(c)(1) (the "Filing Rule") because the Company had not filed its Quarterly Reports on Forms 10-Q for the periods ended March 31, 2024, June 30, 2024, and September 30, 2024 (the "2024 Forms 10-Q"), with the SEC. The Staff Determination noted that, based on the Staff's review and the materials submitted on August 20, 2024, the Staff granted the Company an exception until December 16, 2024, to regain compliance with the Filing Rule. The Staff Determination stated that the Company had not met the terms of the exception. Specifically, the Company had not filed the 2024 Forms 10-Q as required by the Filing Rule. The Staff Determination had no immediate effect and did not immediately result in the suspension of trading or delisting of the Company's common stock.

The Staff Determination notified the Company that the Company was permitted to request a hearing before a Nasdaq Hearings Panel by December 24, 2024, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series. Accordingly, on December 24, 2024, the Company submitted a request for a hearing and for an extended stay before a Hearings Panel. On December 26, 2024, the Company received a letter from the staff of the Office of the General Counsel of Nasdaq that stated that the Company's hearing had been scheduled (the "Hearing Notice"). The Hearing Notice further confirmed that the delisting action referenced in the Staff Determination had been automatically stayed until January 10, 2025.

On January 10, 2025, the Company received a letter from the Staff notifying it that since the Company has not yet held an annual meeting of stockholders within twelve months of the end of the Company's fiscal year end, it no longer complies with Nasdaq Listing Rule 5620(a) (the "Annual Meeting Rule"). Accordingly, this matter serves as an additional basis for delisting the Company's securities from Nasdaq. The Staff indicated that the letter was formal notification that the Hearings Panel would consider this matter in rendering a determination regarding the Company's continued listing on The Nasdaq Capital Market.

On January 27, 2025, the Company received a letter from the Staff notifying the Company that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market tier of Nasdaq (the "Bid Price Rule"). The letter also indicated that the Company had a compliance period of 180 calendar days, or until July 28, 2025 (the "Compliance Period"), in which to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A). The Notification Letter further provided that if, at any time during the Compliance Period, the Company's common stock closing bid price is at $1.00 for a minimum of ten consecutive business days, the Staff would provide the Company with written confirmation of compliance and this matter would be closed.

At the hearing held on February 11, 2025 by the Hearings Panel, the Company presented its plan for regaining compliance with the Filing Rule and the Annual Meeting Rule, and requested a further extension so that the Company may complete the execution of the plan. On March 3, 2025, the Hearings Panel informed the Company that it determined to grant the Company's request to continue its listing on Nasdaq subject to three conditions. The first was that the Company become current on its financial filings. The second was that the Company meet the Nasdaq minimum closing bid price requirement. The third was that the Company hold its annual shareholder meeting for 2024.

In accordance with the Company's presentation at the hearing, on February 11, 2025, the Company filed its Quarterly Reports on Forms 10-Q for the periods ended March 31, 2024 and June 30, 2024. On March 7, 2025, the Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2024. As a result, the Company has regained compliance with the Filing Rule. On February 20, 2025, the Company received a written notification from the Staff notifying the Company that for the last 11 consecutive business days, from February 4, 2025 to February 19, 2025, the closing bid price of the Company's common stock has been at $1.00 per share or greater. Accordingly, the Company regained compliance with the Bid Price Rule, as confirmed in a written notification from the Staff dated April 8, 2025. In addition, the Company held its annual meeting for 2024 and 2025 on July 25, 2025. On August 1, 2025, the Company received a written notification from the Hearings Advisor of the Office of the General Counsel of Nasdaq, which confirmed that the Company regained compliance with the Annual Meeting Rule, and is therefore in compliance with the Nasdaq Capital Market's continued listing requirements. The written notification noted that the Company remained under a Mandatory Panel Monitor pursuant to Nasdaq Listing Rule 5815(d)(4)(B).

Although we have regained compliance with the Nasdaq Capital Market's continued listing requirements, no assurance can be provided that we will remain in compliance with the Nasdaq Listing Rules. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock and publicly-traded warrants from Nasdaq may materially impair our stockholders' ability to buy and sell our common stock and publicly-traded warrants and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock and publicly-traded warrants. The delisting of our common stock and publicly-traded warrants could also significantly impair our ability to raise capital and the value of your investment.

Our publicly-traded warrants may not have any value.

Our publicly-traded warrants are exercisable for five years from the date of initial issuance and currently have an exercise price of $4.81375 per share. There can be no assurance that the market price of our shares of common stock will equal or exceed the exercise price of the publicly-traded warrants. In the event that the stock price of our shares of common stock does not exceed the exercise price of the publicly-traded warrants during the period when the publicly-traded warrants are held and exercisable, the publicly-traded warrants may not have any value to their holders.

Holders of publicly-traded warrants have no rights as stockholders until such holders exercise their publicly-traded warrants and acquire our shares of common stock.

Until holders of our publicly-traded warrants acquire shares of common stock upon exercise thereof, such holders will have no rights with respect to the shares of common stock underlying the publicly-traded warrants. Upon exercise of the publicly-traded warrants, the holders will be entitled to exercise the rights of a stockholder only as to matters for which the record date occurs after the date they were entered in the register of members of the Company as a stockholder.

The warrant certificate governing our publicly-traded warrants designates the state and federal courts of the State of New York sitting in the City of New York, Borough of Manhattan, as the exclusive forum for actions and proceedings with respect to all matters arising out of the publicly-traded warrants, which could limit a warrantholder's ability to choose the judicial forum for disputes arising out of the publicly-traded warrants.

The warrant certificate governing our publicly-traded warrants provides that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by the warrant certificate (whether brought against a party to the warrant certificate or their respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. The warrant certificate further provides that we and the warrantholders irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute under the warrant certificate or in connection with it or with any transaction contemplated by it or discussed in it, including under the Securities Act. Furthermore, we and the warrantholders irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that we or they are not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. With respect to any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder, we note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Notwithstanding the foregoing, these provisions of the warrant certificate will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring or holding or owning (or continuing to hold or own) any interest in any of our publicly-traded warrants shall be deemed to have notice of and consented to the foregoing provisions. Although we believe this exclusive forum provision benefits us by providing increased consistency in the application of the governing law in the types of lawsuits to which it applies, the exclusive forum provision may limit a warrantholder's ability to bring a claim in a judicial forum of its choosing for disputes with us or any of our directors, officers, other employees, stockholders, or others which may discourage lawsuits with respect to such claims. Our warrantholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder as a result of this exclusive forum provision. Further, in the event a court finds the exclusive forum provision contained in our warrant certificates to be unenforceable or inapplicable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our results of operations.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our securities could be negatively affected.

Any trading market for our common stock and publicly-traded warrants may be influenced in part by any research reports that securities industry analysts publish about us. We currently do not have any research coverage. We may never obtain new research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our securities could be negatively affected. In the event we are covered by new analysts, and one or more analyst downgrades our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our securities could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of our securities. In all events, future issuances of our securities would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our securities.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our securities must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our securities.

We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our Articles of Incorporation authorize us to issue up to 50,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our securities in terms of dividend priority or liquidation premiums and may have greater voting rights than our securities. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our securities to current stockholders and could adversely affect the market price, if any, of our securities. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq or another national securities exchange and if the price of our securities is less than $5.00, our securities could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore stockholders may have difficulty selling their securities.

We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.

We are required to publicly report on an ongoing basis as an "emerging growth company" (as defined in the Jumpstart Our Business Startups Act of 2012, or the "JOBS Act") under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

- being exempt from certain greenhouse gas emissions disclosure and related third-party assurance requirements;

- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company for up to five years, although if the market value of our securities that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our stockholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

As a non-accelerated filer, we are not required to comply with the auditor attestation requirements of the Sarbanes-Oxley Act.

We are not an "accelerated filer" or a "large accelerated filer" under the Exchange Act. Rule 12b-2 under the Exchange Act defines an "accelerated filer" to mean any company that first meets the following conditions at the end of each fiscal year: The company had a public float of $75 million or more, but less than $700 million, as of the last business day of the company's most recently completed second fiscal quarter; the company has been subject to the reporting requirements of the Exchange Act for at least twelve calendar months; the company has filed at least one annual report under the Exchange Act; the company did not have annual revenues of less than $100 million and either no public float or a public float of less than $700 million; and, once the company determines that it does not qualify for "smaller reporting company" status because it exceeded one or more of the current thresholds for such status, is not eligible to regain "smaller reporting company" status under the test provided under paragraph (3)(iii)(B) of the "smaller reporting company" definition in Rule 12b-2 of the Exchange Act. Rule 12b-2 under the Exchange Act defines a "large accelerated filer" in the same way as an "accelerated filer" except that the company meeting the definition must have a public float of $700 million or more as of the last business day of the company's most recently completed second fiscal quarter.

A non-accelerated filer is not required to file an auditor attestation report on internal control over financial reporting that is otherwise required under Section 404(b) of the Sarbanes-Oxley Act.

Therefore, our internal control over financial reporting will not receive the level of review provided by the process relating to the auditor attestation included in annual reports of issuers that are subject to the auditor attestation requirements. In addition, we cannot predict if investors will find our common stock less attractive because we are not required to comply with the auditor attestation requirements. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and trading price for our common stock may be negatively affected. See also above, "*—We are subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies and our stockholders could receive less information than they might expect to receive from more mature public companies.*"

We are a "smaller reporting company" within the meaning of the Exchange Act, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

Rule 12b-2 of the Exchange Act defines a "smaller reporting company" as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

- had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

- in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

- in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

If a company determines that it does not qualify for smaller reporting company status because it exceeded one or more of the above thresholds, it will remain unqualified unless when making its annual determination it meets certain alternative threshold requirements which will be lower than the above thresholds if its prior public float or prior annual revenues exceed certain thresholds.

As a smaller reporting company, we are not required to include a Compensation Discussion and Analysis section in our proxy statements; we may provide only two years of financial statements; and we need not provide the table of selected financial data. We will also be exempt from certain greenhouse gas emissions disclosure and related third-party assurance requirements. We also have other "scaled" disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our securities less attractive to potential investors, which could make it more difficult for our securityholders to sell their securities.

As a "smaller reporting company," we may at some time in the future choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under Nasdaq rules, a "smaller reporting company," as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on Nasdaq. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we have determined not to avail ourselves of this or other exemptions from Nasdaq requirements that are or may be afforded to smaller reporting companies while our shares and warrants are listed on Nasdaq, in the future we may elect to rely on any or all of these exemptions. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, poorer management decision-making processes, and reduced results of operations from problems in our corporate organization. Consequently, if we were to avail ourselves of these exemptions, the prices of our securities might suffer, and there is no assurance that we would be able to continue to meet all continuing listing requirements of Nasdaq from which we would not be exempt, including minimum stock price requirements.

ITEM 1B.   UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 1C.   CYBERSECURITY.

Risk Management and Strategy

The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data. We have developed the following processes as part of our strategy for assessing, identifying, and managing material risks from cybersecurity threats.

Managing Material Risks & Integrated Overall Risk Management

Information technology is important to our business operations and we are committed to protecting the privacy, security and integrity of our data, as well as our employee and customer data. This program is integrated into the Company's overall enterprise risk management process.

We monitor and update our information technology networks and infrastructure to prevent, detect, address and mitigate risks associated with unauthorized access, misuse, computer viruses and other events that could have a security impact. Additionally, to protect and secure sensitive data such as customer information, we employ multi-factor authentication, a suite of security tools, systems monitoring and alerting, audit logs, and controls across our major systems, corporate devices, and business processes. Our cybersecurity process is designed to assess, identify, prevent, and manage cybersecurity risks and threats, as well as identify, contain and respond to cybersecurity incidents. This process includes a variety of activities, such as company-wide security awareness training, including regular phishing simulations, acceptable use training, self-assessments, and other targeted training throughout the year as appropriate. These cybersecurity trainings provide employees the opportunity to gain an understanding of the various forms of cybersecurity incidents and enable our employees to handle and report any suspicious activity or threat.

To date, our approach to cybersecurity has been effective in protecting the confidentiality, integrity, and availability of our information; however, we cannot guarantee that its efforts will be successful in preventing all cybersecurity incidents. Further, we currently maintain a cyber insurance policy that provides coverage for security breaches; however, such insurance may not be sufficient in type or amount to cover us against claims related to security breaches, cyber-attacks and other related breaches.

Engaging Third Parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, we leverage the expertise of a managed service provider, and when warranted will engage with independent third parties in evaluating and testing our risk management systems. These service providers enable us to leverage specialized knowledge and insights, ensuring our cybersecurity strategies meet generally accepted industry best practices. Our Chief Information Officer also performs ongoing review of current practices to further ensure cybersecurity.

Overseeing Third-Party Risk

Because we are aware of the risks associated with third-party service providers, we implement processes to oversee and manage these risks. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. The monitoring includes regular assessments by our Chief Information Officer. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third parties.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Board of Directors Oversight

Our board of directors oversees the management of risks associated with cybersecurity threats.

Management's Role Managing Risk

The Company's Chief Information Officer is primarily responsible for assessing, monitoring and managing our cybersecurity risks. The Chief Information Officer must ensure that all industry standard cybersecurity measures are functioning as required to prevent or detect cybersecurity threats and related risks. The Chief Information Officer provides briefings on cybersecurity threats and related risks to the Chief Executive Officer on a regular basis. Our Chief Information Officer has had responsibility over cybersecurity, data privacy and classification, incident response, disaster recovery, and business continuity in a number of positions in the field of information technology. The Chief Information Officer oversees and tests our compliance with standards, remediates known risks, and leads our employee training program.

Monitoring Cybersecurity Incidents

The Chief Information Officer is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. The Chief Information Officer implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of industry-standard security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the Chief Information Officer will implement an incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to Board of Directors

Significant cybersecurity matters, and strategic risk management decisions, will be escalated to the board of directors.

ITEM 2.   PROPERTIES.

We are headquartered in Quincy, Massachusetts, where we occupy approximately 10,000 square feet of office space pursuant to a lease agreement that will terminate on May 31, 2032, with an option to extend the lease an additional five years. This lease was entered into on January 10, 2025 and the lease term began on June 1, 2025. The lease contains an initial base rent of approximately $21 thousand per month with 2.2% - 2.5% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property. Our management team, client service team, marketing, operations, and sales team are all primarily based in this office. Prior to June 1, 2025, we occupied a different office space in Quincy, Massachusetts. Our monthly rent for this facility was $26,491 from June 2023 to May 2024 and $27,148 from June 2024 to May 2025.

Under a lease agreement dated May 31, 2023 (the "Miller Lease Agreement") with Miller Family Walpole LLC, as landlord (the "Miller Landlord"), for a warehouse facility in Walpole, Massachusetts, the initial lease term commenced on June 1, 2023 and terminates on May 31, 2028. We paid base rent of $179,550 in the first year of the lease and will pay an increase of 2% per annum in each subsequent year. We may extend the term for an additional five years upon the same base rent terms upon 12 months' notice. We will be responsible for all property and other taxes and expenses related to the facility except for maintenance of certain structural elements. We may assign our rights to the lease and property at the facility as collateral to a lender. The Miller Landlord is also required to execute a landlord lien waiver and collateral access agreement upon request. The Miller Lease Agreement contains provisions for minimum insurance, mutual indemnification from certain claims relating to the Miller Lease Agreement, and customary default and related termination and remedy provisions.

We also lease satellite office space in Warsaw, Indiana; Mt. Pleasant, South Carolina; Walpole, Massachusetts; Tomball, Texas; and Irvine, California. Our aggregate rent payments for these facilities was approximately $749,000 during the fiscal year ended December 31, 2025. Our employees also work remotely from 22 additional locations around the United States using other facilities.

We believe that all our properties have been adequately maintained, are generally in good condition, and are suitable and adequate for our businesses.

ITEM 3.   LEGAL PROCEEDINGS.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are not currently aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

ITEM 4.   MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock and publicly-traded warrants were listed and began trading on the Nasdaq Capital Market on November 9, 2021, under the symbols "STRN" and "STRNW," respectively. On December 16, 2022, the ticker symbols for the common stock and publicly-traded warrants were changed to "SWAG" and "SWAGW," respectively. Prior to the listing, there was no public market for our common stock and publicly-traded warrants.

Number of Holders of Our Common Stock

As of March 23, 2026, there were approximately 68 holders of record of our common stock, which does not include holders whose shares are held in nominee or "street name" accounts through banks, brokers or other financial institutions.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this Item regarding equity compensation plans is incorporated by reference to the information set forth in Item 12. "*Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters – Securities Authorized for Issuance Under Equity Compensation Plans*".

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future. We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also Item 1A. *"Risk Factors—Risks Related to Our Common Stock and Publicly-Traded Warrants—We do not expect to declare or pay dividends in the foreseeable future*."

Recent Sales of Unregistered Securities

We did not sell any equity securities during the 2025 fiscal year that were not previously disclosed in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K that was filed during the 2025 fiscal year.

Purchases of Equity Securities

No repurchases of our common stock were made during the fourth quarter of 2025.

ITEM 6.   [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report, particularly in the sections titled Item 1A. "Risk Factors" and "Introductory Notes – Note Regarding Forward-Looking Statements."

Overview

We are an outsourced marketing solutions provider that sells branded products to customers. We purchase products and branding through various third-party manufacturers and decorators and resell the finished goods to customers.

In addition to selling branded products, we offer clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

We earn the majority of our revenue from the sale of unique, quality promotional products for a wide variety of industries primarily to support marketing efforts. We also derive revenues from service fees from loyalty programs, event management, print services, fulfillment services, and technology services.

The majority of our revenue is derived from program business, although only a small percentage of our customers are considered programmatic. For the years ended December 31, 2025 and 2024, program clients accounted for 83.0% and 83.3% of total revenue, respectively. Fewer than 350 of our more than 2,000 active customers are considered to be program clients. Our active customers are any organizations, businesses, or divisions of a parent organization which have purchased directly or indirectly from us within the last two years, and include organizations that have bought from other organizations for which Stran acts as an established sub-contractor. We define transactional customers as customers that place an order with us and do not have an agreement with us covering ongoing branding requirements. We define program clients as clients that have a contractual obligation for specific ongoing branding needs. Program offerings include ongoing inventory, use of technology platform, warehousing, creative services, and additional client support. Those program customers are geared towards longer-lasting relationships that helps secure recurring revenue well into the future.

Since February 2025 and as of the date of this report, the United States has implemented and repeatedly amended additional country-specific tariffs on goods imported from other countries, with significant changes affecting imports from China. In May 2025, the United States temporarily reduced previously-imposed additional "reciprocal" and fentanyl-related tariffs at a combined rate of 145% on most goods imported from China to a combined rate of 30%, and in August 2025 extended this temporary combined rate on Chinese imports until November 10, 2025. In November 2025, these tariffs were further reduced to a combined rate of approximately 20%. For low-value items of Chinese or Hong Kong origin valued at or below $800 and moving via the international postal stream, duty-free treatment ended May 2, 2025. Since May 14, 2025, such postal shipments have generally been subject to either a 54% ad valorem duty or a $100 per-item postal fee. Separately, the United States eliminated duty-free de minimis treatment for imports from all other countries effective August 29, 2025. In addition, the United States has introduced and adjusted reciprocal tariff rates on imports from numerous trading partners. Since August 7, 2025, additional "reciprocal" tariff rates applicable to most goods from covered countries vary by country between approximately 10% and 41%, with many commonly in the 15%-40% range after later adjustments and exemptions. These additional country-specific tariffs were effected alongside a general increase in separate U.S. tariffs against imports based on product type or sector, as well as, in certain cases, country of origin, in some cases modified by exemptions or other adjustments.

On February 20, 2026, the U.S. Supreme Court held in *Learning Resources, Inc. v. Trump* that the International Emergency Economic Powers Act ("IEEPA") does not authorize the President to impose tariffs, invalidating both the reciprocal tariffs and the fentanyl-related tariffs on Chinese imports described above as well as all other tariffs imposed under IEEPA. In response, the President immediately revoked the IEEPA tariff orders and, invoking Section 122 of the Trade Act of 1974, imposed a temporary 10% global import surcharge on most imports effective February 24, 2026, for 150 days, which the President subsequently announced would be increased to 15%. As of the date of this report, the Trump Administration has taken no actions to facilitate refunds of its former IEEPA tariffs, and we cannot predict whether we will be able to collect any refunds of our payments of such tariffs.

We have historically imported many of the goods or components used in our promotional products business from China in particular and to some extent from other countries. As a result, we have had to increase prices for certain products, and may be required to raise those prices further, which may result in the loss of customers. If prices cannot be increased, it may result in a negative impact on our gross margin. We have also attempted to shift away from Chinese suppliers in particular, and other foreign suppliers in general, and may seek to increase this shift due to U.S. tariffs or other aspects of U.S. trade policy, in an effort to reduce the effect of tariff increases on our product prices. However, due to the limited availability of competitive pricing from suppliers whose goods are not currently subject to tariffs or that are subject to relatively lower tariffs, and the possibility that some of the current or planned additional U.S. tariffs may increase, decrease, or become subject to exceptions or suspensions, with little or no prior notice, our ability to cost-effectively mitigate some of the effects of current and future scheduled U.S. tariffs may be significantly limited. These trends and uncertainties may result in additional costs and disruption to our operations, which may have a significant negative effect on the Company's sales and gross margins in future periods. As a result, investors should not assume that any trends reflected in our past results, including those that may be indicated below for the years ended December 31, 2025 and 2024, respectively, may be expected to continue to occur in future periods.

Our sales for the year ended December 31, 2025 increased 40.6% compared to sales for the year ended December 31, 2024, which was due to higher spending from existing clients as well as business from new customers. We also benefited from the acquisition of the Gander Group Assets in August 2024.

As of December 31, 2025, we had approximately $49.3 million of total assets with approximately $30.5 million of total stockholders' equity.

Emerging Growth Company and Smaller Reporting Company

We qualify as an "emerging growth company" under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

● have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

● present three years, and may instead present only two years, of audited financial statements, with correspondingly reduced "Management's Discussion and Analysis of Financial Condition and Results of Operations" disclosure in this report;

● comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- comply with certain greenhouse gas emissions disclosure and related third-party assurance requirements;

- submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

- disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of our initial public offering, (ii) the last day of the first fiscal year in which our total annual gross revenues are $1.07 billion or more, (iii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three year period.

To the extent that we continue to qualify as a "smaller reporting company," as such term is defined in Rule 12b-2 under the Exchange Act, after we cease to qualify as an emerging growth company, certain of the exemptions and accommodations available to us as an emerging growth company may continue to be available to us as a smaller reporting company, including as to: (i) the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act; (ii) scaled executive compensation disclosures; (iii) presenting three years of audited financial statements; and (iv) compliance with certain greenhouse gas emissions disclosure and related third-party assurance requirements.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

- our ability to acquire new customers or retain existing customers;

- our ability to offer competitive product pricing;

- our ability to broaden product offerings;

- industry demand and competition;

- our ability to leverage technology and use and develop efficient processes;

- our ability to attract and retain talented employees;

- our ability to identify or to complete acquisitions or to successfully integrate the businesses we acquire; and

- market conditions and our market position.

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth key components of our results of operations during the years ended December 31, 2025 and 2024 both in dollars and as a percentage of our revenues.

	Years Ended December 31,			
	2025		2024	
	Amount (in thousands)	% of Revenues	Amount (in thousands)	% of Revenues
SALES				
Sales	$ 116,191	100.0%	$ 82,194	99.4%
Sales – related parties	—	—%	460	0.6%
Total sales	116,191	100.0%	82,654	100.0%
COST OF SALES:				
Cost of sales	81,962	70.5%	56,487	68.3%
Cost of sales - related parties	—	—%	354	0.4%
Total cost of sales	81,962	70.5%	56,841	68.8%
GROSS PROFIT	34,229	29.5%	25,813	31.2%
OPERATING EXPENSES:				
General and administrative expenses	36,186	31.1%	30,707	37.2%
Total operating expenses	36,186	31.1%	30,707	37.2%
LOSS FROM OPERATIONS	(1,957)	(1.7)%	(4,894)	(5.9)%
OTHER INCOME:				
Other income	937	0.8%	38	—%
Interest income	296	0.3%	305	0.4%
Change in fair value of contingent earn-out liability	—	—%	208	0.3%
Realized gain on investments	97	0.1%	208	0.3%
Total other income	1,330	1.1%	759	0.9%
LOSS BEFORE INCOME TAXES	(627)	(0.5)%	(4,135)	(5.0)%
Provision for income taxes	120	0.1%	5	—%
NET LOSS	$ (747)	(0.6)%	$ (4,140)	(5.0)%

Sales

Sales consist primarily of the selling price of the merchandise, service or outbound shipping and handling charges, less discounts, coupons redeemed, returns and credits. Sales by segment and in total were as follows (in thousands):

	Year Ended December 31, 2025	% of Total	Year Ended December 31, 2024	% of Total	Increase / (Decrease) $	%
Stran	$ 82,125	70.7%	$ 72,712	88.0%	$ 9,413	12.9%
SLS	34,066	29.3%	9,942	12.0%	24,124	242.6%
Total sales	$ 116,191	100.0%	$ 82,654	100.0%	$ 33,537	40.6%

Our total sales increased 40.6% to approximately $116.2 million for the year ended December 31, 2025, from approximately $82.7 million for the year ended December 31, 2024. Sales by our Stran segment increased to approximately $82.1 million for the year ended December 31, 2025 from approximately $72.7 million for the year ended December 31, 2024. Sales by our SLS segment (which consists of the former Gander Group business) increased to approximately $34.1 million for the year ended December 31, 2025 from $9.9 million for the year ended December 31, 2024. For the Stran segment, the increase in sales was primarily due to higher spending from existing clients as well as business from new customers. For the SLS segment, the increase in sales was primarily attributable to the inclusion of a full year of consolidated operations including the Gander Group Assets, which were acquired in August 2024 and therefore only partially reflected in our results of operations for the prior year period.

Cost of Sales

Cost of sales by segment and in total were as follows (in thousands):

	Year Ended December 31, 2025	% of Total	Year Ended December 31, 2024	% of Total	Increase / (Decrease) $	%
Stran	$ 55,088	67.2%	$ 48,970	86.2%	$ 6,118	12.5%
SLS	26,874	32.8%	7,871	13.8%	19,003	241.4%
Total cost of sales	$ 81,962	100.0%	$ 56,841	100.0%	$ 25,121	44.2%

Our total cost of sales increased 44.2% to approximately $82.0 million for the year ended December 31, 2025, from approximately $56.8 million for the year ended December 31, 2024. As a percentage of sales, total cost of sales increased to 70.5% for the year ended December 31, 2025 from 68.8% for the year ended December 31, 2024. Cost of sales by our Stran segment increased to approximately $55.1 million for the year ended December 31, 2025 from approximately $49.0 million for the year ended December 31, 2024. Cost of sales by our SLS segment increased to approximately $26.9 million for the year ended December 31, 2025 from approximately $7.9 million for the year ended December 31, 2024. The increase in the dollar amount of total cost of sales was primarily due to the increase in sales of 40.6% from period to period. For the Stran segment, the increase was primarily due to the increase in sales described above. For the SLS segment, the increase was primarily attributable to the inclusion of a full year of consolidated operations including the Gander Group Assets, which were acquired in August 2024 and therefore only partially reflected in our results of operations for the prior year period.

Gross Profit

Gross profit and gross margin by segment and in total were as follows (in thousands):

	Year Ended December 31, 2025	% of Total	Year Ended December 31, 2024	% of Total	Increase / (Decrease) $	%
Stran	$ 27,037	79.0%	$ 23,742	92.0%	$ 3,295	13.9%
SLS	7,192	21.0%	2,071	8.0%	5,121	247.3%
Total gross profit	$ 34,229	100.0%	$ 25,813	100.0%	$ 8,416	32.6%

Gross profit consists of sales less total cost of sales. Our total gross profit increased 32.6% to approximately $34.2 million, or 29.5% of sales, for the year ended December 31, 2025, from approximately $25.8 million, or 31.2% of sales, for the year ended December 31, 2024. Gross profit of our Stran segment increased to approximately $27.0 million for the year ended December 31, 2025 from approximately $23.7 million for the year ended December 31, 2024. Gross profit of our SLS segment increased to approximately $7.2 million for the year ended December 31, 2025 from approximately $2.1 million for the year ended December 31, 2024. The increase in the dollar amount of total gross profit was primarily attributable to the inclusion of a full year of consolidated operations including the Gander Group Assets, which were acquired in August 2024 and therefore only partially reflected in our operations for the prior year period. For the Stran segment, the increase in the dollar amount of gross profit was due to an increase in sales of approximately $9.4 million for the reasons described above, which was partially offset by an increase of cost of sales of approximately $6.1 million for the reasons described above. For the SLS segment, the increase in the dollar amount of gross profit was primarily attributable to the inclusion of a full year of consolidated operations including the Gander Group Assets, which were acquired in August 2024 and therefore only partially reflected in our results of operations for the prior year period.

Gross profit margin is defined as gross profit as a percentage of sales. The decrease in total gross profit margin to 29.5% for the year ended December 31, 2025 from 31.2% for the year ended December 31, 2024 was primarily due to the Gander Group Assets, which operate at a lower gross margin than the Stran segment, and which were acquired in August 2024 and therefore only partially reflected in our results of operations for the prior year period. The gross profit margin for the Stran segment increased to 32.9% for the year ended December 31, 2025 from 32.7% for the year ended December 31, 2024. The gross profit margin for the SLS segment increased to 21.1% for the year ended December 31, 2025 from 20.8% for the year ended December 31, 2024.

Operating Expenses

Operating expenses by segment and in total were as follows (in thousands):

	Year Ended December 31, 2025	% of Total	Year Ended December 31, 2024	% of Total	Increase / (Decrease) $	%
Stran	$ 28,304	78.2%	$ 27,587	89.8%	$ 717	2.6%
SLS	7,882	21.8%	3,120	10.2%	4,762	152.6%
Total operating expenses	$ 36,186	100.0%	$ 30,707	100.0%	$ 5,479	17.8%

Operating expenses consist of general and administrative expenses. Our total operating expenses increased 17.8% to approximately $36.2 million for the year ended December 31, 2025, from approximately $30.7 million for the year ended December 31, 2024. Operating expenses of our Stran segment increased to approximately $28.3 million for the year ended December 31, 2025 from approximately $27.6 million for the year ended December 31, 2024. Operating expenses of our SLS segment increased to approximately $7.9 million for the year ended December 31, 2025 from approximately $3.1 million for the year ended December 31, 2024. As a percentage of sales, operating expenses decreased to 31.1% for the year ended December 31, 2025, from 37.2% for the year ended December 31, 2024. As a percentage of sales, operating expenses of our Stran segment decreased to 34.5% for the year ended December 31, 2025 from 37.9% for the year ended December 31, 2024. As a percentage of sales, operating expenses of our SLS segment decreased to 23.1% for the year ended December 31, 2025 from 31.4% for the year ended December 31, 2024. For the Stran segment, the increase in the dollar amount of operating expenses was primarily due to increased legal and accounting expenses related to the re-audit of historical financial statements, increased headcount, and higher expenses related to our e-commerce platform, Magento Open Source. For the SLS segment, the increase in the dollar amount of operating expenses was primarily attributable to the inclusion of a full year of consolidated operations including the Gander Group Assets, which were acquired in August 2024 and therefore only partially reflected in our results of operations for the prior year period.

Other Income

Other income consists of other income (expense), interest income, and realized gain on investments. Our other income was approximately $937 thousand for the year ended December 31, 2025, compared to other income of approximately $38 thousand for the year ended December 31, 2024. This increase was primarily attributable to the reversal of a portion of the allowance related to a receivable recorded in 2023, as the underlying balance was subsequently collected and management determined the allowance was no longer required. Our interest income was approximately $296 thousand for the year ended December 31, 2025, compared to approximately $305 thousand for the year ended December 31, 2024. This decrease was primarily attributable to lower interest rates earned on program deposit balances, partially offset by slightly higher average program deposit balances compared to the same period in the prior year. Our change in fair value of contingent earn-out liability was zero for the year ended December 31, 2025, compared to approximately $208 thousand for the year ended December 31, 2024. This change was primarily due to an update to the estimated fair value of the remaining contingent earn-out liabilities related to the performance of the previously acquired businesses. Our realized gain on investments was $97 thousand for the year ended December 31, 2025, compared to approximately $208 thousand for the year ended December 31, 2024. The decrease in investments reflects our utilization of cash to support the Company's operating activities.

Income Tax Provision

Income tax provision reflects statutory tax rates in the jurisdictions in which we operate adjusted for permanent book/tax differences.

Income tax provision for the year ended December 31, 2025 was approximately $120 thousand compared to approximately $5 thousand for the year ended December 31, 2024. The effective tax rate for the year ended December 31, 2025 was 19.2%, based on the loss before income taxes of approximately $0.6 million. The effective tax rate for the year ended December 31, 2024 was 0.1%, based on the loss before income taxes of approximately $4.1 million.

The change in the effective tax rate from the comparison of 2025 and 2024 as noted above primarily relates to our estimated earnings and the Company's position that its deferred tax assets require a full valuation allowance.

Net Loss

Our net loss for the year ended December 31, 2025 was approximately $0.7 million, compared to net loss of approximately $4.1 million for the year ended December 31, 2024. This change was primarily due to an increase in gross profit, partially offset by an increase in operating expenses, for the reasons described above.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $6.8 million and investments of approximately $4.9 million. We have financed our operations primarily through cash generated from our initial public offering of common stock and warrants to purchase common stock in November 2021, our private placement of common stock and warrants to purchase common stock in December 2021, and operations.

We believe that our current levels of cash will be sufficient to meet our anticipated cash needs for our operations and cash payment obligations for both the 12 months ended December 31, 2026 and in the long-term beyond this period, including our anticipated costs associated with being a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flows

The following table provides detailed information about our net cash flows for the years ended December 31, 2025 and 2024 (in thousands).

	Years Ended December 31,			
	2025		2024	
Net cash (used in) provided by operating activities	$	(4,673)	$	2,760
Net cash provided by (used in) investing activities		3,235		(533)
Net cash used in financing activities		(1,167)		(928)
Net change in cash and cash equivalents		(2,605)		1,299
Cash and cash equivalents - beginning		9,358		8,059
Cash and cash equivalents - ending	$	6,753	$	9,358

Net cash used in operating activities was approximately $4.7 million for the year ended December 31, 2025, as compared to net cash provided by operating activities of approximately $2.8 million for the year ended December 31, 2024. The change was primarily due to an increase in inventory due to growth in sales, a decrease in accounts payable and accrued expenses, and our rewards program liability, offset by a decrease in accounts receivable.

Net cash provided by investing activities was approximately $3.2 million for the year ended December 31, 2025, as compared to net cash used in investing activities of approximately $0.5 million for the year ended December 31, 2024. The change was primarily due to the absence of business acquisition outlays.

Net cash used in financing activities was approximately $1.1 million for the year ended December 31, 2025, as compared to approximately $0.9 million for the year ended December 31, 2024. Net cash used in financing activities was primarily due to a decrease in installment payment liabilities of approximately $0.3 million, common stock repurchased during the period of approximately $0.5 million and the payment of contingent earn-out liabilities of approximately $0.2 million.

Acquisition of Assets of Gander Group

On August 23, 2024, Stran Loyalty Solutions entered into a Secured Party Sale Agreement, dated as of August 23, 2024 (the "Sale Agreement"), between Stran Loyalty Solutions and Sallyport Commercial Finance, LLC, a Delaware limited liability company ("Secured Party"), pursuant to which Stran Loyalty Solutions agreed to purchase, on an as-is basis, all of the rights and interests of Gander Group, in and to the Gander Group Assets from Secured Party as a private sale pursuant to Article 9 of the Uniform Commercial Code (the "Gander Group Transaction"). Under the Sale Agreement, the aggregate consideration for the Gander Group Assets consisted of (a) cash payments by Stran Loyalty Solutions to Secured Party of approximately $1.1 million (the "Cash Purchase Price"), and (b) the assumption by Stran Loyalty Solutions of certain liabilities totaling approximately $5.5 million (the "Gander Group Assumed Liabilities"). At the consummation of the transactions contemplated by the Sale Agreement (the "Gander Group Transaction Closing"), Stran Loyalty Solutions paid the Cash Purchase Price, assumed the Gander Group Assumed Liabilities and indirectly acquired the Gander Group Assets, consisting of substantially all of the assets of Gander Group, including all of the equity of Gander Group Louisiana, which became a wholly-owned subsidiary of Stran Loyalty Solutions.

Contractual Obligations

Property Leases

The following is a schedule by years of future minimum lease payments (in thousands):

2026	697
2027	679
2028	335
2029	276
2030	283
Thereafter	411
Total future non-cancelable minimum lease payments	$ 2,681

Lease cost for the years ended December 31, 2025 and 2024 totaled approximately $0.6 million and $0.7 million, respectively. We anticipate no deficiencies in our ability to make these payments.

Other Cash Obligations

The Company manages reward card programs for clients. Under these programs, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. As of December 31, 2025 and December 31, 2024, the Company had net reward card program liabilities totaling approximately $1.5 million and $6.0 million, respectively.

Critical Accounting Estimates

We prepare our financial statements in accordance with U.S. GAAP. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by our management. To the extent that there are differences between our estimates and actual results, our future financial statements presentation, financial condition, results of operations, and cash flows will be affected.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our consolidated financial statements that require estimation but are not deemed critical, as defined above.

Recent Accounting Pronouncements

For a discussion of recently adopted accounting pronouncements, see *Recently Issued Accounting Pronouncements* in Note A.29 to our financial statements beginning on page F-10 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The full text of our audited consolidated financial statements begins on page F-1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) prior to the filing of this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were not effective due to the material weaknesses described below.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control system is designed to provide reasonable assurance regarding the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted account principles. All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable assurance that the objectives of the internal control system are met.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the framework set forth in the report entitled Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. The COSO framework summarizes each of the components of a company's internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

During this assessment, management identified material weaknesses in our internal control over financial reporting that are discussed further below. As a result of the material weaknesses, management concluded that our internal control over financial reporting was not effective as of December 31, 2025.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company's annual and interim financial statements will not be detected or prevented on a timely basis. The following material weaknesses were identified:

- There was a material weakness in our internal controls related to the proper design and implementation of certain controls over the review and approval of journal entries.

- There was a material weakness in our internal controls related to the proper selection and development of certain information technology general controls related to user access, vendor management and change management controls that led to deficiencies in the design and operation of control activities.

Plan of Remediation of Material Weaknesses

Following the identification and communication of the material weaknesses described above, management continued to implement the following remediation actions relating to these material weaknesses during the year ended December 31, 2025 as follows:

- Management, with the assistance of a third party, continued to perform an evaluation of the processes and procedures around our processes, internal control design gaps, and recommend process enhancements.

- Management is implementing enhanced policies and procedures governing the preparation, review, and approval of journal entries. These efforts include the implementation of improved approval workflows within the Company's NetSuite system, the establishment of more clearly defined review criteria, and the refinement of user roles and responsibilities to strengthen segregation of duties and ensure appropriate review and authorization of journal entries.

- We continued to implement enhancements and process improvements, including the design and implementation of reporting systems relating to the January 2025 launch of our NetSuite enterprise resource planning system. These enhancements include refinements to user access controls, enhancements to vendor setup and management procedures and improvements to the documentation and review of system configuration changes.

The material weaknesses identified above will not be considered fully remediated until these additional controls and procedures have operated effectively for a sufficient period of time and management has concluded, through testing, that these controls are effective. Our management will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except as described above.

Inherent Limitation on the Effectiveness of Internal Control

The effectiveness of any system of internal control over financial reporting, including ours, is subject to inherent limitations, including the exercise of judgment in designing, implementing, operating, and evaluating the controls and procedures, and the inability to eliminate misconduct completely. Accordingly, any system of internal control over financial reporting, including ours, no matter how well designed and operated, can only provide reasonable, not absolute assurances. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with our policies or procedures may deteriorate. We intend to continue to monitor and upgrade our internal controls as necessary or appropriate for our business but cannot assure that such improvements will be sufficient to provide us with effective internal control over financial reporting.

ITEM 9B.   OTHER INFORMATION.

We have no information to disclose that was required to be disclosed in a report on Form 8-K during the fourth quarter of fiscal year 2025 but was not reported.

None of our directors or "officers," as defined in Rule 16a-1(f) under the Exchange Act, adopted or terminated a Rule 10b5-1 trading plan or arrangement or a non-Rule 10b5-1 trading plan or arrangement, as defined in Item 408(c) of Regulation S-K, during the fiscal quarter ended December 31, 2025.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Directors and Executive Officers

The following sets forth information about our directors and executive officers:

Name	Age	Position
Andrew Stranberg	54	Executive Chairman, Treasurer, Secretary, and Director
Andrew Shape	52	President, Chief Executive Officer and Director
David Browner	37	Chief Financial Officer
John Audibert	39	Chief Strategy Officer and Chief Compliance Officer
Ian Wall	54	Chief Information Officer
Alan Chippindale	67	Director
Mark Charles Adams	64	Director
Sarah L. Cummins	53	Director
Brian M. Posner	64	Director

Andrew Stranberg co-founded the Company and has served as our Executive Chairman since 1995. From 1995 to January 2020, Mr. Stranberg was also our Chief Executive Officer. In 1995, Mr. Stranberg founded Stran Capital LLC, a family office, and has since been its Chief Executive Officer. From 1997 to 2016 Mr. Stranberg served as Chairman of STRAN Technologies IT Services, LLC. From 2012 to November 2019, Mr. Stranberg was the founder and manager of Stran Maritime LLC for a joint venture with Atlas Maritime Ltd., an international shipping company. Mr. Stranberg is a graduate of the University of New Hampshire Peter T. Paul College of Business and Economics. We believe that Mr. Stranberg is qualified to serve on our board of directors due to his deep knowledge of Stran and his long executive and board experience with us since his co-founding of the Company.

Andrew Shape is our co-founder and since 1996 has served as our President and director, and as our Chief Executive Officer since January 2020. From July 2018 to February 2021, Mr. Shape also served as the Chief Executive Officer and President and a director of Long Blockchain Corp. (formerly OTC Pink: LBCC), in connection with a business co-managed with us for its subsidiary Stran Loyalty Group Inc., a Delaware corporation. From June 2018 through December 2021, Mr. Shape served as a director for Naked Brand Group Limited (formerly Nasdaq: NAKD) until the closing of its business combination with Cenntro Electric Group Limited (Nasdaq: CENN). Prior to forming Stran, from August 1995 to September 1996, Mr. Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive. Mr. Shape holds a BA degree from the University of New Hampshire. We believe that Mr. Shape is qualified to serve on our board of directors due to his deep knowledge of Stran, his industry expertise, and his experience as a director on other Nasdaq-listed companies.

David Browner has been our Chief Financial Officer since March 2023 and was our Interim Chief Financial Officer from July 2022 to March 2023. From July 2021 to July 2022, Mr. Browner was our Controller. From November 2015 to July 2021, Mr. Browner was the Company's Accounting Manager. From July 2012 to November 2015, Mr. Browner was a staff accountant for the Company. Mr. Browner has a Master of Business Administration in Accounting and a Bachelor of Business Administration from the University of Massachusetts Lowell.

John Audibert has been our Chief Strategy Officer and Chief Compliance Officer since November 2025 and was our Vice President of Growth and Strategic Initiatives from March 2020 to November 2025. Mr. Audibert has over 12 years of investment banking, corporate finance and strategy consulting experience. He has been the President of Josselin Capital Advisors, Inc., a company wholly-owned by John Audibert ("JCA"), since October 2019, which provides consulting services to high-growth businesses. He was formerly President of Woodland Way Advisors, Inc., a consulting firm, from January 2015 through December 2020. Mr. Audibert previously worked in the investment banking group of Sandler O'Neill + Partners, L.P. where he provided merger and acquisition advisory as well as capital raising services to middle-market clients. Prior to joining Sandler O'Neill, he was a strategic consultant at Putnam Associates. Mr. Audibert received a bachelor's degree with a concentration in finance from the Carroll School of Management at Boston College. Mr. Audibert was an employee of the Company from March 2020 to May 2021, and since then has continued acting in his current capacity as an independent contractor.

Ian Wall has been our Chief Information Officer since January 2024. From April 2021 to November 2023, Mr. Wall was Senior Vice President of Digital Transformation and Service Delivery at Digital Radius. From November 2019 to January 2021, Mr. Wall held several positions at Bentley University, as Interim Vice President and Chief Information Officer from May 2020 to January 2021, and as Executive Director from November 2019 to May 2020. From February 2016 to May 2020, Mr. Wall was Director, Enterprise Applications at Tufts University. From September 2014 to November 2015, Mr. Wall was Director, Enterprise Business Intelligence at Vertex Pharmaceuticals. Mr. Wall received a Masters in Science and Engineering Management from Tufts University Gordon Institute and a Bachelor of Arts in Liberal Arts from University of Massachusetts Amherst.

Alan Chippindale has been a member of our board of directors since November 2021. Mr. Chippindale has been President of Engage & Excel Enterprises Inc. ("Engage & Excel") since July 2017. From January 2008 to June 2017, Mr. Chippindale was Chief Business Development Officer of BrandAlliance Inc. Mr. Chippindale was President of Proforma Inc. from September 1987 to December 2004. Mr. Chippindale graduated from Bowling Green State University with a bachelor degree in International Business and Marketing. We believe that Mr. Chippindale is qualified to serve on our board of directors due to his leading role in the promotional products industry.

Mark Charles Adams has been a member of our board of directors since June 2025. Mr. Adams is the President and CEO of Adams Publishing Group, LLC (APG), which he founded in 2013. Under his leadership, APG has grown into a leading community-focused media organization. Prior to founding APG, Mark joined M/C Partners, a Boston-based private equity firm specializing in media where he managed the B2B, medical, and financial publishing portfolios for M/C Partners for several decades, overseeing a multi-year, multi-platform roll-up in the specialty publishing and digital space. Mr. Adams is a director of each of The Associated Press, News/Media Alliance, The McCallum Theater, and DAP Health Inc. Mr. Adams holds a B.A. in Economics from Tufts University, plus an MBA and M.S. in Communications from Boston University. We believe that Mr. Adams is qualified to serve on our board of directors due to his experience in media, publishing, and private equity.

Sarah L. Cummins has been a director of the Company since June 2025. Since September 2025, Ms. Cummins has served as the Chief Executive Officer of J4S7, LLC. From July 2024 to September 2025, Ms. Cummins served as Senior Vice President, Global Partnerships at WTA Ventures LLC, the commercial arm of the Women's Tennis Association. Since March 2013, Ms. Cummins is the Founder and Chief Executive Officer of Cashmere Ventures, LLC, a boutique sports consulting firm. From February 2023 to July 2024, Ms. Cummins served as an Operating Partner at Isos Capital Management, LP. From December 2018 to January 2022, Ms. Cummins served as Senior Vice President, Consumer Products at World Wrestling Entertainment, Inc. (NYSE: WWE). From January 2013 to November 2018, Ms. Cummins was Head of Business Development & Strategic Partnerships at New York Road Runners, Inc. From August 2010 to October 2012, Ms. Cummins served as Vice President at Vineyard Vines LLC. From 1996 to August 2010, Ms. Cummins was Managing Director at the United States Tennis Association ("USTA"). Ms. Cummins graduated from Boston College with a Bachelor of Arts in English. We believe that Ms. Cummins is qualified to serve on our board of directors due to her extensive experience in business development, strategic partnerships, brand management, and executive leadership across the sports, entertainment, and consumer products industries.

Brian M. Posner has been a director of the Company since July 2025. Mr. Posner has served as a director of Oral Biolife, Inc since August, 2025. In addition, Mr. Posner has served as a director of Firefly Neuroscience, Inc. (Nasdaq: AIFF) since August 2024. From April 2019 to October 2024, Mr. Posner served as the Chief Financial Officer of electroCore, Inc. (Nasdaq: ECOR). Since October 2024, Mr. Posner has provided financial and accounting consulting services to electroCore. Mr. Posner currently serves as a consultant to electroCore. From April 2018 to March 2019, Mr. Posner served as the Chief Financial Officer of Cellectar Biosciences, Inc. (Nasdaq: CLRB). Mr. Posner holds an undergraduate degree in accounting from Queens College and an M.B.A. in managerial accounting from Pace University. We believe that Mr. Posner is qualified to serve on our board of directors due to his public company audit committee and chief financial officer experience.

Arrangements Between Officers and Directors

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualified, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which the director or executive officer was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

- been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

- had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

- been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

- been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

- been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

- been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Committees of the Board of Directors

Our board of directors established the Company's Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Disclosure Controls and Procedures Committee, each with its own charter approved by the board. Each committee's charter is available on our website at https://ir.stran.com.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

For further related discussion, see Item 13. "*Certain Relationships and Related Transactions, and Director Independence – Director Independence – Committees of the Board of Directors*".

Audit Committee and Audit Committee Members

Our Audit Committee was established in accordance with section 3(a)(58)(A) of the Exchange Act. Mark Charles Adams, Sarah L. Cummins, and Brian M. Posner, each of whom has been determined by our board of directors to satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and Nasdaq's rules, serve on our Audit Committee, with Mr. Posner serving as the chairman. Our board has determined that Mr. Posner qualifies as an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K.

Material Changes to Director Nomination Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to our board of directors since such procedures were last disclosed.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such Code of Ethics and Business Conduct addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

The full text of the Code of Ethics and Business Conduct is posted on our website at https://ir.stran.com. Any waiver of the Code of Ethics and Business Conduct for directors or executive officers must be approved by our Audit Committee. We will disclose future amendments to our Code of Ethics and Business Conduct, or waivers from our Code of Ethics and Business Conduct for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our website within four business days following the date of the amendment or waiver. In addition, we will disclose any waiver from our Code of Ethics and Business Conduct for our other executive officers and our directors on our website. A copy of our Code of Ethics and Business Conduct will also be provided free of charge upon request to: Secretary, Stran & Company, Inc., 500 Victory Road, Suite 301, Quincy, MA 02171.

Insider Trading Policy

Effective March 27, 2023, we adopted the Stran & Company, Inc. Second Amended and Restated Insider Trading Policy (the "Insider Trading Policy"). The Insider Trading Policy applies to all our executive officers, directors and key employees. The Insider Trading Policy codifies the legal and ethical principles that govern trading in our securities by persons associated with the Company that may possess material nonpublic information relating to the Company. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers and beneficial holders of more than 10% of our shares of common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. We believe, based solely on a review of the copies of such reports furnished to us and representations of these persons, that all reports were timely filed for the year ended December 31, 2025 and prior years, except as otherwise disclosed in our previous filings with the SEC.

ITEM 11. EXECUTIVE COMPENSATION.

Summary Compensation Table - Years Ended December 31, 2025 and 2024

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Andrew Shape, President and Chief Executive Officer	2025	407,692	50,000	-	-	-	457,692
	2024	400,000	-	-	-	-	400,000
David Browner, Chief Financial Officer	2025	253,846	25,000	7,750[1]	-	9,900[3]	296,496
	2024	250,000	26,250	10,275[2]	-	9,900[3]	296,725
Andrew Stranberg, Executive Chairman	2025	500,000	-	-	-	-	500,000
	2024	500,000	-	-	-	-	500,000

(1) David Browner was granted 120,000 shares of common stock on November 26, 2025, which were granted subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Note A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K.

(2) David Browner was granted 5,000 shares of common stock on February 15, 2024, which were granted subject to certain vesting conditions. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Note A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K.

(3) Consisted of automobile lease payments and cell phone reimbursement.

Executive Officer Employment and Consulting Agreements

Employment Agreements with Andrew Shape

On November 26, 2025, the Company entered an Amended and Restated Employment Agreement, dated as of November 26, 2025, with Andrew Shape (the "Shape Employment Agreement"), pursuant to which Mr. Shape will continue to serve as President and Chief Executive Officer of the Company. The Shape Employment Agreement amends, restates, and supersedes the prior Employment Agreement, dated as of July 13, 2021, between the Company and Mr. Shape (the "Former Shape Employment Agreement"). The Shape Employment Agreement provides for an initial term of two years commencing on November 26, 2025, with automatic one-year extensions unless either party provides 60 days' prior written notice of non-renewal.

Under the Shape Employment Agreement, Mr. Shape will receive an annual base salary of $500,000, and will be eligible for additional annual cash bonuses based on certain target performance goals as determined by the Compensation Committee or the board of directors. The Company will provide a leased automobile (up to $750 per month), pay for Mr. Shape's mobile phone plan and periodic upgrades, and reimburse reasonable business expenses. The Shape Employment Agreement includes indemnification and directors' and officers' insurance provisions, as well as clawback provisions for compensation as required by Company policy or applicable law. Mr. Shape will be entitled to participate in the Company's benefit plans, including medical, life, disability, pension, and 401(k) plans, and will receive paid time off in accordance with Company policy.

In the event of termination by the Company without Cause (as defined by the Shape Employment Agreement), or by Mr. Shape for Good Reason (as defined by the Shape Employment Agreement), Mr. Shape will be entitled to: (i) continued payment of base salary for 18 months, subject to execution of a general release and compliance with certain conditions; (ii) reimbursement of COBRA premiums for himself and his family for up to 18 months; and (iii) immediate vesting of all outstanding unvested equity. Upon such termination, Mr. Shape will also receive any accrued but unpaid salary, expense reimbursements, and any previously granted but unpaid bonus.

The Shape Employment Agreement provides for nondisclosure of certain confidential information either during or after the term of the Shape Employment Agreement, subject to certain exceptions. The Shape Employment Agreement also contains non-competition and non-solicitation covenants, which generally apply during employment and for 12 months after the termination of Mr. Shape's employment. The Shape Employment Agreement also includes provisions for dispute resolution by binding arbitration.

Under the Former Shape Employment Agreement, Mr. Shape received an annual salary of $400,000 and was eligible to receive an annual cash bonus as determined by the board of directors. The Former Shape Employment Agreement provided that Mr. Shape was entitled to the payment of $10,000 per month as repayment of sales commissions that had been earned in previous years totaling approximately $140,927, subject to certain terms and conditions. Repayment of these sales commissions was completed in April 2023. Further, all outstanding accrued interest upon prior-year commissions payable to Mr. Shape was orally waived on March 25, 2024.

Pursuant to the Former Shape Employment Agreement, on November 12, 2021, we awarded Mr. Shape a stock option for the purchase of 323,810 shares of the Company's common stock at an exercise price of $4.15 per share. The stock option has fully vested. Mr. Shape is also subject to standard confidentiality and noncompetition provisions, and Mr. Shape's stock option agreement contains certain non-competition and non-solicitation provisions pursuant to the standard form of such agreement under the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan (the "Plan").

Employment Agreements with David Browner

On November 26, 2025, the Company entered an Amended and Restated Employment Agreement, dated as of November 26, 2025, with Davud Browner (the "Browner Employment Agreement"), pursuant to which Mr. Browner will continue to serve as Chief Financial Officer of the Company. The Browner Employment Agreement amends, restates, and supersedes the prior Employment Agreement, dated as of April 14, 2023, between the Company and Mr. Browner (the "Former Browner Employment Agreement"). The Browner Employment Agreement provides for an initial term of two years commencing on November 26, 2025, with automatic one-year extensions unless either party provides 60 days' prior written notice of non-renewal.

Under the Browner Employment Agreement, Mr. Browner will receive an annual base salary of $300,000, and will be eligible for additional annual cash bonuses based on certain target performance goals as determined by the Compensation Committee or the board of directors. Pursuant to the Browner Employment Agreement, Mr. Brown was awarded 120,000 restricted shares of common stock, which vested as to one-quarter on January 1, 2026 and as to the remainder one-third on each of the first, second and third anniversaries of the date of the Browner Employment Agreement. The Company will provide a leased automobile (up to $750 per month), pay for Mr. Browner's mobile phone plan and periodic upgrades, and reimburse reasonable business expenses. The Browner Employment Agreement includes indemnification and directors' and officers' insurance provisions, as well as clawback provisions for compensation as required by Company policy or applicable law. Mr. Browner will be entitled to participate in the Company's benefit plans, including medical, life, disability, pension, and 401(k) plans, and will receive paid time off in accordance with Company policy.

In the event of termination by the Company without Cause (as defined by the Browner Employment Agreement), or by Mr. Browner for Good Reason (as defined by the Browner Employment Agreement), Mr. Browner will be entitled to: (i) continued payment of base salary for six months, subject to execution of a general release and compliance with certain conditions, except that if such termination occurs within 90 days prior to or 12 months after a Change in Control (as defined in the Browner Employment Agreement), such payment will continue for 24 months; (ii) reimbursement of COBRA premiums for himself and his family for up to 18 months; and (iii) immediate vesting of all outstanding unvested equity. Upon such termination, Mr. Browner will also receive any accrued but unpaid salary, expense reimbursements, and any previously granted but unpaid bonus.

The Browner Employment Agreement provides for nondisclosure of certain confidential information either during or after the term of the Browner Employment Agreement, subject to certain exceptions. The Browner Employment Agreement also contains non-competition and non-solicitation covenants, which generally apply during employment and for 12 months after the termination of Mr. Browner's employment. The Browner Employment Agreement also includes provisions for dispute resolution by binding arbitration.

On April 14, 2023, the Compensation Committee approved the Former Browner Employment Agreement, and it was entered into as of the same date. Under the Former Browner Employment Agreement, Mr. Browner was employed as the Company's Chief Financial Officer and functioned as its principal financial officer and principal accounting officer during the term of the agreement. The initial term of the agreement was two years and automatically extended an additional year each year unless one party gave 60 days' notice before the end of the term, unless terminated earlier in accordance with its terms as described below. Mr. Browner received an annual base salary of $250,000. In addition, the Company paid up to $750 per month to maintain a leased automobile for business use by Mr. Browner.

For each fiscal year during the term of the Former Browner Employment Agreement, Mr. Browner could receive up to three cash bonuses and six equity bonuses depending on the board's or the Compensation Committee's certification of the Company's attainment of the performance conditions provided for in the Former Browner Employment Agreement. The performance conditions were based on an annual sales target, an annual gross profit target, and an annual net profit target. Each target was to be set by the board, the Compensation Committee, or an executive officer or other party delegated with such authority other than Mr. Browner, for the applicable fiscal year. Each target was to be measured against the audited U.S. GAAP-compliant financial statements of the Company for that year, except that net profit or the equivalent item was to be adjusted to exclude expenses related to annual bonus payments to the Company's executive officers or members of its management team. The annual targets for fiscal year 2024 for purposes of the Former Browner Employment Agreement were determined not to have been met in any respect.

Under the Former Browner Employment Agreement, Mr. Browner was also eligible for additional bonus amounts as determined by the board or the Compensation Committee within its sole discretion. Mr. Browner received unlimited paid time off and paid public holidays, standard executive benefits, standard directors and officers indemnification and insurance coverage, and business-related expense reimbursements.

Employment Agreement with Andrew Stranberg

Under our employment agreement with our Executive Chairman, Andrew Stranberg, dated July 13, 2021 and effective as of November 8, 2021 (the "Stranberg Employment Agreement"), Mr. Stranberg will receive an annual salary of $500,000, and Mr. Stranberg will be eligible for an annual cash bonus as determined by the board of directors. Pursuant to the Stranberg Employment Agreement, on November 12, 2021, we awarded Mr. Stranberg a stock option for the purchase of 400,000 shares of the Company's common stock at an exercise price of $4.15 per share under a standard form of stock option agreement under the Plan. The stock option has fully vested.

Mr. Stranberg will be provided with standard executive benefits. The Company will also provide standard indemnification and directors' and officers' insurance.

The initial term of the Stranberg Employment Agreement commenced on November 8, 2021 and ended on November 8, 2024. The Stranberg Employment Agreement automatically renews for an additional one-year term at the end of the current and each subsequent one-year term unless either party provides notice to the other 60 days prior to the end of the then-current term.

The Company may terminate Mr. Stranberg's employment by giving at least 30 days' written notice. If we terminate Mr. Stranberg without cause or he resigns for good reason as provided under the Stranberg Employment Agreement, we must pay at least 24 months' severance, reimbursement of Mr. Stranberg for the first 18 months of the premiums associated with Mr. Stranberg's continuation of health insurance for Mr. Stranberg and his family pursuant to COBRA, and immediate vesting of any outstanding unvested equity granted to Mr. Stranberg during Mr. Stranberg's employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. If we give notice of non-renewal of the Stranberg Employment Agreement with 60 days' notice, then, upon Mr. Stranberg's execution of a release, we must pay six months' severance and reimburse the first six months of the premiums associated with Mr. Stranberg's continuation of health insurance for him and his family pursuant to COBRA.

Mr. Stranberg is also subject to standard confidentiality and noncompetition provisions, and Mr. Stranberg's stock option agreement contains certain non-competition and non-solicitation provisions pursuant to the standard form of such agreement under the Plan.

Consulting Agreements with John Audibert and Josselin Capital Advisors, Inc.

On November 25, 2025, the Compensation Committee approved a Consulting Agreement, dated as of November 26, 2025 (the "2025 Audibert Consulting Agreement"), with JCA, an entity whose sole owner and officer is John Audibert, and Mr. Audibert individually, and was entered into as of the same date. Pursuant to the 2025 Audibert Consulting Agreement, JCA and Mr. Audibert will continue to provide services to the Company in connection with Mr. Audibert's role as Chief Strategy Officer and Chief Compliance Officer of the Company. The 2025 Audibert Consulting Agreement supersedes the prior Amended and Restated Consulting Agreement, dated as of April 14, 2023, among the Company, JCA and Mr. Audibert (the "2023 A&R Audibert Consulting Agreement"). The 2025 Audibert Consulting Agreement was approved by the Compensation Committee of the Board of Directors pursuant to a Written Consent dated November 25, 2025. The 2025 Audibert Consulting Agreement provides for an initial term of 24 months commencing on November 26, 2025, with automatic one-year extensions unless either party provides 60 days' prior written notice of non-renewal. Under the 2025 Audibert Consulting Agreement, JCA is engaged as an independent contractor, and Mr. Audibert accepts all legal responsibilities of an "executive officer" of the Company as defined under Rule 3b-7 under the Exchange Act.

Under the 2025 Audibert Consulting Agreement, JCA will receive an annual fee of $250,000 (the "Annual Fee"), and will be eligible to earn an annual cash bonus equal to 40% of the Annual Fee for attainment of certain target performance goals, or 60% of the Annual Fee for attainment of certain above-target performance goals, in each case as determined by the Compensation Committee. In connection with the 2025 Audibert Consulting Agreement, Mr. Audibert was awarded 100,000 restricted shares of the Company's common stock on the effective date, vesting as to one-quarter on January 1, 2026, with the remainder vesting in equal one-third installments on each of the first, second and third anniversaries of the effective date, subject to the terms of the Plan and a restricted stock award agreement. The Company will also pay JCA an automobile bonus of $750 per month during the term. JCA will be reimbursed only for reasonable and documented expenses that are preapproved in writing by the Company. The 2025 Audibert Consulting Agreement includes indemnification provisions for Mr. Audibert to the maximum extent permitted under applicable law and the Company's bylaws, and the Company will maintain directors' and officers' insurance coverage at substantially the same level as in place on the effective date.

In the event of termination by the Company without Cause (as defined in the 2025 Audibert Consulting Agreement), or by JCA for Good Reason (as defined in the 2025 Audibert Consulting Agreement), JCA will be entitled to: (i) any accrued but unpaid fees and any bonus required to be paid under the agreement; and (ii) upon execution by each of JCA and Mr. Audibert of a general release, a severance payment equal to one-half of the Annual Fee, payable in six monthly installments. In addition, if JCA is terminated by the Company for any reason other than expiration of the term or for Cause, or upon a Change in Control (as defined in the 2025 Audibert Consulting Agreement), all outstanding unvested equity grants, including grants of shares, restricted stock units, or stock options, will vest immediately and, to the extent permissible under applicable law, all lockups and restrictions on the sale of such equity will be deemed lifted. If the termination without Cause occurs within 90 days prior to, or 12 months after, a Change in Control, the severance payment will instead equal two times the Annual Fee, payable in 24 monthly installments, subject to execution of the general release. The 2025 Audibert Consulting Agreement also contains confidentiality, noninterference and work product assignment provisions.

On April 14, 2023, the Compensation Committee approved the 2023 A&R Audibert Consulting Agreement, and was entered into as of the same date.

Under the 2023 A&R Audibert Consulting Agreement, JCA provided services to the Company in connection with Mr. Audibert's position as an executive officer of the Company for a 24-month term, unless terminated earlier in accordance with its terms as described below. JCA received an annual fee of $200,000 and a monthly automobile bonus of $750.

For each fiscal year during the term of the 2023 A&R Audibert Consulting Agreement, JCA could receive up to six equity bonuses depending on the board of directors' or the Compensation Committee's certification of the Company's attainment of the performance conditions provided for such bonuses to be granted in the agreement. The performance conditions were based on an annual sales target and an annual net profit target. Each target was to be set by the board, the Compensation Committee, or an executive officer or other party delegated with such authority other than Mr. Audibert, for the applicable fiscal year. Each target was to be measured against the audited U.S. GAAP-compliant financial statements of the Company for that year, except that net profit or the equivalent item was to be adjusted to exclude expenses related to annual bonus payments to the Company's executive officers or members of its management team. The annual targets for fiscal year 2024 for purposes of the 2023 A&R Audibert Consulting Agreement were determined not to have been met in any respect.

Under the 2023 A&R Audibert Consulting Agreement, JCA was also eligible for additional bonus amounts as determined by the board or the Compensation Committee within its sole discretion. JCA provided services under the 2023 A&R Audibert Consulting Agreement as an independent contractor. JCA and Mr. Audibert did not receive employee or executive benefits. JCA and Mr. Audibert were solely responsible for any business-related expenses.

JCA and Mr. Audibert are also subject to general confidentiality and non-interference provisions under the 2023 A&R Audibert Consulting Agreement and general non-competition and non-solicitation provisions in JCA's stock option agreement and restricted stock award agreement pursuant to the standard forms of such agreements under the Plan.

Employment Agreement with Ian Wall

The Company and Ian Wall, its Chief Information Officer, are parties to an employment letter agreement, dated as of December 11, 2023 (the "Wall Employment Agreement"). Under the Wall Employment Agreement, Mr. Wall will receive an initial annual base salary of $265,000 and potential salary and annual bonus increases in future years based on the successful achievement of personal and business-related goals. Mr. Wall will receive a monthly automobile and cellular phone allowance of up to $750. Mr. Wall also received a signing bonus of a stock option to purchase 15,000 shares of common stock which vested immediately as to one-third and will vest as to each remaining third each subsequent year subject to its terms and conditions. On January 29, 2024, Mr. Wall was awarded the option to purchase the shares at an exercise price of $1.46 per share.

Mr. Wall will receive an annual cash bonus based on three performance targets relating to the Company's results of operations. The bonus targets are weighted 10% to sales, 50% to gross profit, and 40% to net profit. The bonus will equal each bonus target's weight percentage multiplied by (i) 5% of base salary if 95% of the target is met, (ii) 20% of base salary if 100% of the target is met, (iii) 30% if 110% of the target is met; or (iv) 40% if 120% of the target is met. The performance targets for 2024 were $87,500,000 sales, $26,250,000 gross profit, and $1,312,500 net profit. The performance targets for fiscal year 2024 for purposes of the Wall Employment Agreement were determined not to have been met in any respect. Mr. Wall may receive this cash bonus without the related target performance at the discretion of the Chief Executive Officer upon approval of the Compensation Committee.

In addition, Mr. Wall will receive an annual stock option bonus to purchase 100,000 shares each year with an exercise price equal to the stock price at the time of issuance. The annual stock option bonus will vest based on the same annual performance targets set for the annual cash bonus for that year, as follows: (i) If the sales target is met, the option will vest as to 15,000 shares; (ii) if the gross profit target is met, the option will vest as to 15,000 shares; (iii) if the net profit target is met, the option will vest as to 15,000 shares; (iv) if 125% of the net profit target is met, the option will vest as to 25,000 shares; and (v) if 150% of the net profit target is met, the option will vest as to 30,000 shares.

All equity bonuses under the Wall Employment Agreement will be awarded under the Plan. The Plan provides that to the extent that equity bonuses of grants of common stock are designated Performance Compensation Awards (as defined by the Plan) by the board or the Compensation Committee and to the extent that each fiscal year constitutes a Performance Period (as defined by the Plan), pursuant to the Plan, such awards must be granted as soon as administratively practicable following completion of the certification of the attainment of the performance conditions for such awards but in no event later than 2 1/2 months following the end of the fiscal year during which the respective Performance Period is completed. Otherwise, such grants will be considered Performance Shares (as defined by the Plan) and will be granted when certified by the board or the Compensation Committee.

Mr. Wall is entitled to severance benefits equal to four months' salary if terminated without Cause (as defined in the Wall Employment Agreement) during the first year of employment and two months' salary if terminated during the second year of employment. Mr. Wall will be offered certain health care, dental, life insurance, disability, and retirement benefits. Mr. Wall will receive unlimited vacation days encompassing vacation, personal and sick days, subject to two weeks' notice and approval whenever possible.

After the first year of employment, all cash and equity bonus compensation goals and bonus figures will be reviewed. Benchmarks and bonus percentages will be adjusted each year based on changing business factors.

The Wall Employment Agreement and Mr. Wall's equity award agreements have general non-solicitation provisions but do not have non-competition provisions. Mr. Wall is also subject to a standard non-disclosure requirement under the Wall Employment Agreement.

Mr. Wall has executed the Company's standard Indemnification Agreement with officers and directors. Mr. Wall is covered by the Company's directors and officers insurance policy as an executive officer.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2025, the following named executive officers had the following unexercised options, stock that has not vested, and equity incentive plan awards:

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares of Units of Stock That Have Not Vested ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Andrew Shape	323,810(1)	0(1)	—	$ 4.15	11/11/2031	—	$ —	—	$ —
Andrew Stranberg	400,000(2)	0(2)	—	$ 4.15	11/11/2031	—	$ —	—	$ —
David Browner	58,000(3)	—	—	$ 4.15	11/11/2031	—	$ —	—	$ —
	7,500(4)	—	92,500(4)	$ 1.72	4/14/2033	120,000(5)	199,200(6)	—	$ —

(1) On November 12, 2021, Andrew Shape was granted an option to purchase 323,810 shares of common stock. The option is subject to vesting over a four-year period with 25% of the option vesting on the first anniversary of the date of grant and the balance (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month.

(2) On November 12, 2021, Andrew Stranberg was granted an option to purchase 400,000 shares of common stock. The option is subject to vesting over a four-year period with 25% of the option vesting on the first anniversary of the date of grant and the balance (75%) vesting monthly over the following three years after the first anniversary of the date of grant at a rate of 1/36 per month.

(3) On November 12, 2021, David Browner was granted an option to purchase 58,000 shares of common stock. The option was subject to vesting over a three-year period with one-third (1/3) of the option vesting on each of the first, second, and third anniversaries of the date of grant.

(4) On April 14, 2023, David Browner was granted an option to purchase 100,000 shares of common stock. The option was subject to performance conditions to vesting. On February 15, 2024, the Compensation Committee certified the attainment of performance conditions as to the vesting of 7,500 shares upon exercise of this option.

(5) On November 26, 2025, David Browner was granted 120,000 restricted shares of common stock, which were subject to vesting as to one-quarter on January 1, 2026 and as to the remainder one-third on each of the first, second and third anniversaries of the date of the Browner Employment Agreement.

(6) Based on the reported closing sale price on Nasdaq on December 31, 2025 of $1.66 per share.

Director Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the directors who are not named executive officers for services rendered in all capacities during the fiscal year ended December 31, 2025:

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation Earnings	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Mark Charles Adams	$ 10,000	14,173 [1]	3,858 [2]	—	—		$ 28,031
Sarah L. Cummins	$ 10,000	14,173 [3]	3,858 [2]	—	—		$ 28,031
Brian M. Posner	$ 6,500	12,466 [4]	4,172 [5]	—	—		$ 23,138
Alan Chippindale	$ 37,382 [6]	42,973 [7]	3,858 [8]	—	—		$ 84,213
Travis McCourt [9]	$ 40,646 [6]	—	0 [10]	—	—		$ 40,646
Alejandro Tani [9]	$ 39,146 [6]	—	0 [10]	—	—		$ 39,146
Ashley Marshall [9]	$ 39,146 [6]	—	0 [10]	—	—		$ 39,146

(1) Mark Charles Adams was granted 9,449 shares of common stock on June 20, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Mr. Adams had an outstanding stock award consisting of 9,449 shares of common stock, of which 4,725 shares were subject to vesting.

(2) Each of Mark Charles Adams and Sarah L. Cummins was granted an option to purchase up to 10,000 shares of common stock on June 20, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, each of Mr. Adams and Ms. Cummins had an outstanding stock option award to purchase up to 10,000 shares of common stock, of which 5,000 shares were subject to vesting.

(3) Sarah L. Cummins was granted 9,449 shares of common stock on June 20, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Ms. Cummins had outstanding stock awards consisting of 32,492 shares of common stock, of which 4,725 shares were subject to vesting.

(4) Brian M. Posner was granted 8,904 shares of common stock on July 8, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Mr. Posner had an outstanding stock award consisting of 8,904 shares of common stock, of which 4,452 were subject to vesting.

(5) Brian M. Posner was granted an option to purchase up to 10,000 shares of common stock on July 8, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Mr. Posner had an outstanding stock option consisting of 10,000 shares of common stock, of which 5,000 were subject to vesting.

(6) Each Independent Director Agreement, dated as of July 20, 2021, between the Company and each of Alan Chippindale, Travis McCourt, Alejandro Tani, and Ashley L. Marshall (the "July 2021 Independent Director Agreements"), provided for a certain annual cash fee; and one stock option grant to purchase 5,000 shares of common stock at an exercise price of $4.15 per share, which was made upon execution of each of the July 2021 Independent Director Agreements. During the fiscal year ended December 31, 2025, the Company was required to pay an annual cash fee of $20,000 to Ms. Marshall and Mr. Tani, and $26,000 to Mr. McCourt and Mr. Chippindale on a quarterly basis pursuant to the July 2021 Independent Director Agreements. In addition, the July 2021 Independent Director Agreements provided for an annual grant of shares of restricted common stock that would have had an aggregate grant date fair value of $12,000, computed in accordance with ASC Topic 718 based on the assumptions described in Note A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K, on each of July 20, 2022, July 20, 2023, and July 20, 2024, subject to vesting in four equal quarterly installments commencing in the quarter ended March 31 of the following year. The Company did not make these stock grants due to an administrative oversight. As a remedial action, in June 2025, the Company paid $34,146 in cash to each of Ms. Marshall, Mr. McCourt, and Mr. Tani, and paid $11,382 in cash and granted 20,000 shares of common stock under the Plan to Mr. Chippindale. On June 17, 2025, Mr. McCourt resigned, and on June 18, 2025, Ms. Marshall and Mr. Tani resigned, each effective immediately.

(7) Alan Chippindale was granted 20,000 shares of common stock on June 11, 2025 and 9,449 shares of common stock on June 20, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Alan Chippindale had outstanding stock awards consisting of 32,341 shares of common stock, of which 4,725 shares were subject to vesting.

(8) Alan Chippindale was granted a stock option to purchase up to 10,000 shares of common stock on June 20, 2025. The aggregate grant date fair value was computed in accordance with ASC Topic 718 based on the assumptions described in Notes A.21 to the Company's financial statements beginning on page F-10 of this Annual Report on Form 10-K. As of December 31, 2025, Alan Chippindale had outstanding stock option awards to purchase up to 15,000 shares of common stock, of which 5,000 shares were subject to vesting.

(9) Each of Travis McCourt, Alejandro Tani, and Ashley Marshall was a director of the Company from November 2021 to June 2025.

(10) As of December 31, 2025, each of Travis McCourt, Alejandro Tani, and Ashley Marshall had outstanding stock awards consisting of 2,892 shares of common stock.

Independent Director Agreements

On June 20, 2025, the Company entered into an Independent Director Agreement, dated as of June 20, 2025, with each of Mark Charles Adams and Sarah L. Cummins, and an Amended and Restated Independent Director Agreement, dated as of June 20, 2025, with Alan Chippindale, which superseded the July 2021 Independent Director Agreement with Mr. Chippindale (each, an "June 2025 Independent Director Agreement"). Pursuant to each June 2025 Independent Director Agreement, the Company will pay each of Mr. Adams, Ms. Cummins, and Mr. Chippindale $20,000 annually in cash for services as an independent director and $6,000 annually in cash for services as chairman of either the Audit Committee or the Compensation Committee. The annual fee will be paid to each director in four equal installments no later than the fifth business day of each calendar quarter commencing in the first quarter following the date of the agreements. On June 20, 2025, the Company also granted each of Mr. Adams, Ms. Cummins, and Mr. Chippindale 9,449 restricted shares of common stock, and, on each anniversary during the term of each respective June 2025 Independent Director Agreement, will grant each of them restricted shares of common stock worth $12,000, based on the 30-day average trailing volume-weighted average price. In addition, on June 20, 2025, the Company granted each of Mr. Adams, Ms. Cummins, and Mr. Chippindale a stock option to purchase 10,000 shares of common stock with an exercise price of $1.27 per share, based on the 30-day average trailing volume-weighted average price as of June 20, 2025.

On July 8, 2025, the Company entered into an Independent Director Agreement, dated as of July 8, 2025 (the "July 2025 Independent Director Agreement"), with Mr. Posner. Pursuant to the July 2025 Independent Director Agreement, the Company will pay Mr. Posner $20,000 annually in cash for services as an independent director and $6,000 annually in cash for services as chairman of the Audit Committee. On July 8, 2025, the Company also granted Mr. Posner 8,904 restricted shares of common stock, and, on each anniversary during the term of the July 2025 Independent Director Agreement, will grant Mr. Posner restricted shares of common stock valued at $12,000, based on the average of the volume-weighted average prices of the Company's common stock for each of the 30 trading days prior to each grant date. In addition, on July 8, 2025, the Company granted Mr. Posner a stock option to purchase 10,000 shares of common stock with an exercise price of $1.3477 per share, based on the average of the volume-weighted average prices of the Company's common stock for each of the 30 trading days prior to July 8, 2025.

Indemnification Agreements and Directors and Officers Liability Insurance

We have entered into a standard indemnification agreement with each of our officers and directors. The full text of the form of indemnification agreement is filed with this Annual Report on Form 10-K as Exhibit 10.8.

We have also obtained standard policies of insurance under which coverage is provided (a) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments which we may make to such officers and directors pursuant to the indemnification agreements referred to above, our Articles of Incorporation and amended and restated bylaws, or otherwise as a matter of law.

Stran& Company, Inc. Amended and Restated 2021 Equity Incentive Plan

On September 14, 2021, we established the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 3,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of December 31, 2025, 881,712 shares remained available for issuance under the Plan, including shares not otherwise reserved for outstanding stock options issued under the Plan.

Summary of Principal Features of the Plan

Awards that may be granted under the Plan include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards, each as defined by the Plan. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our common stock and the award holder's continuing service with the Company.

Stock options give the option holder the right to acquire from us a designated number of shares of common stock at a purchase price that is fixed upon the grant of the option. The exercise price generally will not be less than the market price of the common stock on the date of grant. Stock options granted may be either Incentive Stock Options or Non-qualified Stock Options.

Stock Appreciation Rights, or SARs, may be granted alone or in tandem with options, and have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the fair market value of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs is normally the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of common stock valued at the fair market value on the date of exercise. The form of payment will be determined by the administrator.

Restricted Awards are awards of shares of common stock or rights to shares of common stock to participants at no cost. Restricted Stock (as defined by the Plan) represents issued and outstanding shares of common stock which may be subject to vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock Units (as defined by the Plan) represent the right to receive shares of common stock which may be subject to satisfaction of vesting criteria under the terms of the award within the discretion of the administrator. Restricted Stock and the rights under Restricted Stock Units are forfeitable and non-transferable until they vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for Performance Compensation Awards, representing the right to receive a payment, which may be in the form of cash, shares of common stock, or a combination, based on the attainment of pre-established goals.

Principal Features of the Plan

Purposes of the Plan: The purposes of the Plan are (a) to enable the Company and any affiliate company to attract and retain the types of employees, consultants and directors who will contribute to the Company's long-term success; (b) provide incentives that align the interests of employees, consultants and directors with those of the stockholders of the Company; and (c) promote the success of the Company's business.

Administration of the Plan: The Plan is administered by the Compensation Committee. In this summary, we refer to the Compensation Committee as the administrator. Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan are employees (including officers or directors who are also treated as employees); consultants, i.e., individuals engaged to provide consulting or advisory services to the Company; and directors.

Shares Available Under the Plan: The maximum number of shares of our common stock that may be delivered to participants under the Plan is 3,000,000, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan which is canceled, forfeited or expires again become available for grants under the Plan. However, shares tendered in payment of an option, delivered or withheld by the Company to satisfy any tax withholding obligation, or covered by a stock-settled SAR or other awards that were not issued upon the settlement of the award will not again become available for grant under the Plan.

Stock Options

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any Incentive Stock Option awarded may not be less than the fair market value of the shares on the date of grant. However, Incentive Stock Option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions of the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of common stock based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of Incentive Stock Options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder's service with the Company or an affiliate company terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive Stock Options and Non-Qualified Stock Options. As described elsewhere in this summary, an Incentive Stock Option is an option that is intended to qualify under certain provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), for more favorable tax treatment than applies to Non-qualified Stock Options. Only employees may be granted Incentive Stock Options. Any option that does not qualify as an Incentive Stock Option will be a Non-qualified Stock Option. Under the Code, certain restrictions apply to Incentive Stock Options. For example, the exercise price for Incentive Stock Options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an Incentive Stock Option may not be transferred, other than by will or the laws of descent and distribution, and is exercisable during the holder's lifetime only by the holder. In addition, no Incentive Stock Option may be granted to a holder that is first exercisable in a single year if that option, together with all Incentive Stock Options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights. Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the common stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock. Restricted Stock is a grant of shares of common stock. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals. Restricted Stock is forfeitable and generally non-transferable until it vests. The vesting date or dates and other conditions for vesting are established when the shares are awarded. The administrator may remove any vesting or other restrictions from Restricted Stock whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. Holders of Restricted Stock otherwise generally have the rights of stockholders of the Company, including voting and dividend rights, to the same extent as other stockholders of the Company.

Restricted Stock Units. A Restricted Stock Unit is a right to receive stock on a future date, at which time the Restricted Stock Unit will be settled and the stock to which it granted rights will be issued to the Restricted Stock Unit holder. These awards may be subject to such vesting conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Restricted Stock Units are forfeitable and generally non-transferable until they vest. The administrator may remove any vesting or other restrictions from a Restricted Stock Unit whenever it may determine that, by reason of changes in applicable laws or other changes in circumstances arising after the date of grant, such action is appropriate. A Restricted Stock Unit holder has no rights as a stockholder. The administrator may exercise discretion to credit a Restricted Stock Unit with cash and stock dividends, with or without interest, and distribute such credited amounts upon settlement of a Restricted Stock Unit, and if the Restricted Stock Unit is forfeited, such dividend equivalents will also be forfeited.

Performance Share Awards and Performance Compensation Awards. The administrator may grant Performance Share Awards and Performance Compensation Awards. A Performance Share Award means the grant of a right to receive a number of actual shares of common stock or share units based upon the performance of the Company during a performance period, as determined by the administrator. The administrator may determine the number of shares subject to the Performance Share Award, the performance period, the conditions to be satisfied to earn an award, and the other terms, conditions and restrictions of the award. No payout of a Performance Share Award will be made except upon written certification by the administrator that the minimum threshold performance goal(s) have been achieved.

The administrator may also designate any of the other awards described above as a Performance Compensation Award (other than stock options and SARs granted with an exercise price equal to or greater than the fair market value per share of common stock on the grant date). In addition, the administrator shall have the authority to make an award of a cash bonus to any participant and designate such award as a Performance Compensation Award. The participant must be employed by the Company on the last day of the performance period to be eligible for payment in respect of a Performance Compensation Award unless otherwise provided in the applicable award agreement. A Performance Compensation Award will be paid only to the extent that the administrator certifies in writing whether and the extent to which the applicable performance goals for the performance period have been achieved and the applicable performance formula determines that the Performance Compensation Award has been earned. A performance formula means, for a performance period, the one or more objective formulas applied against the relevant performance goal to determine, with regard to the Performance Compensation Award of a particular participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the performance period. The administrator will not have the discretion to grant or provide payment in respect of a Performance Compensation Award for a performance period if the performance goals for such performance period have not been attained.

The administrator will establish performance goals for each Performance Compensation Award based upon the performance criteria that it has selected. The performance criteria shall be based on the attainment of specific levels of performance of the Company and may include the following: (a) net earnings or net income (before or after taxes); (b) basic or diluted earnings per share (before or after taxes); (c) net revenue or net revenue growth; (d) gross revenue; (e) gross profit or gross profit growth; (f) net operating profit (before or after taxes); (g) return on assets, capital, invested capital, equity, or sales; (h) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (i) earnings before or after taxes, interest, depreciation and/or amortization; (j) gross or operating margins; (k) improvements in capital structure; (l) budget and expense management; (m) productivity ratios; (n) economic value added or other value added measurements; (o) share price (including, but not limited to, growth measures and total stockholder return); (p) expense targets; (q) margins; (r) operating efficiency; (s) working capital targets; (t) enterprise value; (u) safety record; (v) completion of acquisitions or business expansion; (w) achieving research and development goals and milestones; (x) achieving product commercialization goals; and (y) other criteria as may be set by the administrator from time to time.

The administrator will also determine the performance period for the achievement of the performance goals under a Performance Compensation Award. At any time during the first 90 days of a performance period (or such longer or shorter time period as the administrator shall determine) or at any time thereafter, in its sole and absolute discretion, to adjust or modify the calculation of a performance goal for such performance period in order to prevent the dilution or enlargement of the rights of participants based on the following events: (a) asset write-downs; (b) litigation or claim judgments or settlements; (c) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (d) any reorganization and restructuring programs; (e) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor or pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (f) acquisitions or divestitures; (g) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (h) foreign exchange gains and losses; and (i) a change in the Company's fiscal year.

Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate.

In determining the actual size of an individual Performance Compensation Award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of Performance Compensation Awards if the performance goals have not been attained or (ii) increase a Performance Compensation Award above the maximum amount payable under the Plan.

Other Material Provisions*.* Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator generally has the power to accelerate the exercise or vesting period of an award. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting or payment of the value of the award in cash or stock. Except as otherwise determined by the administrator at the date of grant, awards will generally not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, to the extent provided by the terms of an award agreement and subject to the discretion of the administrator, a participant may satisfy any employee withholding tax requirements relating to the exercise or acquisition of common stock under an award by tendering a cash payment authorizing the Company to withhold shares of common stock otherwise issuable to the participant as a result of the exercise or acquisition of common stock under the award (in addition to the Company's right to withhold from any compensation paid to the participant by the Company). The board of directors has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment to the Plan will be made, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable securities exchange, or such alteration or amendment would change the number of shares available under the Plan or change the persons eligible for awards under the Plan. No amendment to an outstanding award made under the Plan that would adversely affect the award may be made without the consent of the holder of such award.

Clawback Policy

On November 2, 2023, our board of directors adopted the Company's Clawback Policy in accordance with applicable Nasdaq rules (the "Clawback Policy"). The Clawback Policy provides that we will recover reasonably promptly the amount of erroneously awarded incentive-based compensation to any current or former executive officers in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. A copy of the Clawback Policy is filed as Exhibit 97.1 to this Annual Report on Form 10-K.

Pursuant to Rule 10D-1(b) of the Exchange Act, Nasdaq Listing Rule 5608, and the Clawback Policy, the Company conducted a recovery analysis of incentive-based compensation received by its executive officers and that was subject to recovery, to ascertain whether any adjustments were required as a result of the error corrections to the Company's financial results during the year that are described in Note B to the financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2023, filed by the Company with the SEC on January 22, 2025. The recovery analysis concluded that no adjustments to executive compensation were required because the error corrections did not impact any of the measures by which the Company compensated its executives with respect to the compensation received by its executive officers and subject to recovery.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 23, 2026 by (i) each of our named executive officers, other executive officers, and directors; (ii) all of our executive officers and directors as a group; and (iii) each person who is known by us to beneficially own more than 5% of any class of our voting securities.

Title of Class	Name and Address of Beneficial Owner[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class (%)[3]
Common Stock	Andrew Shape	3,640,810[4]	19.1
Common Stock	David Browner	223,000[5]	1.2
Common Stock	Andrew Stranberg	5,566,190.143[6]	29.2
Common Stock	John Audibert	298,250[7]	1.6
Common Stock	Ian Wall	22,000[8]	*
Common Stock	Alan Chippindale	52,841[9]	*
Common Stock	Mark Charles Adams	16,949[10]	*
Common Stock	Sarah L. Cummins	39,992[11]	*
Common Stock	Brian M. Posner	16,404[12]	*
Common Stock	**All directors and executive officers (9 persons)**	**9,876,436.143**	50.4

* A percentage of shares beneficially owned by a director of the Company that does not exceed one percent of the outstanding shares of common stock as of March 23, 2026.

(1) Unless otherwise specified, the address of each of the persons named in this table is c/o Stran & Company, Inc., 500 Victory Road, Suite 301, Quincy, MA 02171.

(2) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power, and also any shares which the person has the right to acquire within 60 days of March 23, 2026, through the exercise or conversion of any stock option, convertible security, warrant or other right. Except as set forth below, each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of our common stock.

(3) Based on 18,690,158 shares of common stock issued and outstanding as of March 23, 2026. For each beneficial owner above, any options exercisable within 60 days of March 23, 2026 have been included in the denominator upon which the percentage is based.

(4) Consisted of (i) 3,317,000 shares of common stock and (ii) 323,810 shares of common stock issuable upon exercise of an option. The shares of common stock are pledged as a security interest pursuant to a purchase money promissory note issued to Andrew Stranberg as collateral for Andrew Shape's repayment obligations under this instrument. Mr. Shape may sell these shares subject to the security interest at prevailing market prices so long as such portion of the sale proceeds as is required under the promissory note to repay the note is so used to repay the note.

(5) Consisted of (i) 157,500 shares of common stock and, (ii) 65,500 shares of common stock issuable upon exercise of options.

(6) Consisted of (i) 5,166,190.143 shares of common stock and (ii) 400,000 shares of common stock issuable upon exercise of an option.

(7) Consisted of (i) 237,750 shares of common stock and (ii) 60,500 shares of common stock issuable upon exercise of an option within 60 days of March 23, 2026.

(8) Consisted of (i) 12,000 shares of common stock and (ii) 10,000 shares of common stock issuable upon exercise of an option within 60 days of March 23, 2026.

(9) Consisted of (i) 40,341 shares of common stock and (ii) 12,250 shares of common stock issuable upon exercise of options within 60 days of March 23, 2026.

(10) Consisted of (i) 9,449 shares of common stock and (ii) 7,500 shares of common stock issuable upon exercise of an option within 60 days of March 23, 2026.

(11) Consisted of (i) 32,492 shares of common stock and (ii) 7,500 shares of common stock issuable upon exercise of an option within 60 days of March 23, 2026.

(12) Consisted of (i) 8,904 shares of common stock and (ii) 7,500 shares of common stock issuable upon exercise of an option within 60 days of March 23, 2026.

Changes in Control

We do not have any arrangements known to us the operation of which may at a subsequent date result in a change in control of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information about the securities authorized for issuance under our incentive plans as of December 31, 2025.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	1,394,500[2][3]	$ 3.89[3]	881,712[4]
Equity compensation plans not approved by security holders	-	-	-
Total	1,394,500[2][3]	$ 3.89[3]	881,712[4]

(1) On September 14, 2021, the board of directors and the stockholders of the Company approved the Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 3,000,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. For a further description of the Plan, see Item 11. "*Executive Compensation – Amended and Restated 2021 Equity Incentive Plan*".

(2) Includes both vested and unvested options to purchase common stock under the Plan. Does not include any restricted stock that has been granted subject to forfeiture as of December 31, 2025.

(3) The amount in column (a) includes shares issuable upon exercise of all options subject to time-based vesting conditions, and 100,000 shares under an annual stock option grant right to which Ian Wall, Chief Information Officer, is entitled if specified targets are met and pursuant to the other terms and conditions of the Plan as of December 31, 2025. The number of shares subject to these awards may overstate expected dilution because the awards reflect the maximum number of shares to be awarded under targets that may not be achieved. The weighted-average exercise price in column (b) does not take these awards into account.

(4) Represents shares available for award grant purposes under the Plan. Does not include any restricted stock that has been granted subject to forfeiture as of December 31, 2025.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2024 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under Item 11. "*Executive Compensation*" above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Transactions with Non-Employee Director Affiliates

Transaction with Innovative Genetics (Alejandro Tani)

Alejandro Tani, a former director of the Company, is the Chief Executive Officer, Chief Information Officer, and majority owner of Innovative Genetics Inc. ("Innovative Genetics"). Under a Branded Packaging Agreement between Innovative Genetics and the Company, dated as of March 6, 2023 (the "Innovative Genetics Packaging Agreement"), Innovative Genetics granted the Company a limited, non-exclusive, revocable license to use Innovative Genetics' logos, trade names and trademarks on apparel and promotional products as branded products for sale to Innovative Genetics and Innovative Genetics-authorized persons. The branded products must meet Innovative Genetics' quality standards. Innovative Genetics will pay the Company within 90 days after the date of an invoice under the agreement, subject to the Company's credit policies and procedures and discretionary right to modify payment or credit. Each statement of work under the Innovative Genetics Packaging Agreement must have a personal guaranty stating that Innovative Genetics' principal will pay any invoices related to that statement of work regardless of financial stability of Innovative Genetics. All products and services provided to Innovative Genetics and any services that Innovative Genetics may provide to the Company in exchange for such products and services under the Innovative Genetics Packaging Agreement will be based on a commercial relationship and any such services will include only non-advisory services. The Innovative Genetics Packaging Agreement does not contemplate any accounting, consulting, legal, investment banking or financial advisory services. The Innovative Genetics Packaging Agreement will terminate upon 90 days' written notice to the other party.

Under Statement of Work No. 1 under the Innovative Genetics Packaging Agreement, effective as of March 6, 2023 (the "Innovative Genetics SOW"), the Company will provide Innovative Genetics with branded packaging products from various factories located in China, finance the cost to manufacture that packaging, and import/transport those goods into one location in the United States where Innovative Genetics will then co-pack, sell, and distribute the final product itself. The Company will only deliver the packaging to Innovative Genetics and will not touch or be involved in the co-packing, distribution, or any other matter related to the final product, which will include cannabis. The Company will invoice Innovative Genetics upon delivery of each shipment. In connection with the foregoing, the Company will purchase products from various factories, pay them directly, and subsequently charge Innovative Genetics the prices following an outline set forth in the Innovative Genetics SOW. The Innovative Genetics SOW will not require the Company to, and the Company will not, make any payments to Innovative Genetics in connection with this SOW, including any extensions of credit involving any payments to Innovative Genetics. The total amount to be charged to Innovative Genetics under the Innovative Genetics SOW will be $1,159,331, related shipping costs with a 15% markup, and duties, taxes, or tariffs will be charged at cost. The Company will not be a participant in any transaction involving the packaging, sale or distribution of the final product.

In connection with the Innovative Genetics SOW, Mr. Tani executed a Guaranty, dated as of March 6, 2023, in favor of and for the benefit of the Company (the "Tani Guaranty"). Under the Tani Guaranty, Mr. Tani guaranteed the payment of all obligations of Innovative Genetics under the Innovative Genetics Packaging Agreement and Innovative Genetics SOW. The Tani Guaranty contains other standard provisions for a personal guaranty, including standard waivers of defenses to payment obligations, reinstatement in the event that any payment must be returned to Innovative Genetics, non-exercise of subrogation rights against Innovative Genetics or any other guarantor until all payments required under the Innovative Genetics SOW have been made, subordination of any debts against Innovative Genetics to the obligations of Innovative Genetics to the Company under the SOW, and payment of any reasonable expenses of the Company, including attorneys' fees and legal expenses, which the Company may incur in enforcing its rights under the Innovative Genetics SOW or the Tani Guaranty.

As of December 31, 2025, the balance owed by Innovative Genetics under the Innovative Genetics SOW was $829,000, in addition to related shipping costs with a 30% markup, and duties, taxes, or tariffs at cost. 8% annual interest began to accrue on the balance for past due payment status as of December 31, 2024.

As of December 31, 2025, the approximate dollar value of Mr. Tani's interest in the transaction described above was $829,000. In addition, accrued annual interest of 8% for past due payment status, related shipping costs with a 30% markup, and duties, taxes, or tariffs at cost will be the responsibility of Mr. Tani as guarantor of Innovative Genetics' payment obligations and a potential debtor to the Company pursuant to the Tani Guaranty. The payments by Innovative Genetics in the current or any of the past three fiscal years do not exceed 5% of our consolidated gross revenues for that year, or $200,000, whichever is more.

Transactions with Engage and Excel (Alan Chippindale)

Alan Chippindale, a member of our board of directors, the chairman of the Compensation Committee, and a member of the Company's Nominating and Corporate Governance Committee, is the President of Engage & Excel. In 2024, we paid Engage & Excel $7,500 for recruiting fees and $18,848 for consulting fees relating to the T R Miller assets acquisition. We also agreed to pay Engage & Excel 1.5% of the contribution margin of the T R Miller assets for two years, paid annually. In 2025, the company paid Engage & Excel $10,000 for recruiting fees and $20,785 related to T R Miller assets acquisition. The fees paid or that we have agreed to pay to Engage & Excel for consulting services to date have totaled less than $200,000. The board of directors has determined that Mr. Chippindale remains eligible under Nasdaq rules to serve as an "independent director" of the Company and as a member and chairman of the Compensation Committee and a member of the Nominating and Corporate Governance Committee.

Repurchase of Shares from Officer

On August 28, 2025, the Company entered into a Stock Purchase Agreement (the "Shape Stock Purchase Agreement") with Andrew Shape, the Company's President, Chief Executive Officer and a director. Pursuant to the Shape Stock Purchase Agreement, the Company repurchased 100,000 shares of common stock, at a price of $1.47 per share, for an aggregate purchase price of $147,024 (the "Repurchase").

The Repurchase was effected under, and counted toward, the Company's previously disclosed stock repurchase program authorized by the board of directors on February 21, 2022, which permits the Company to repurchase up to $10 million of its outstanding common stock in accordance with applicable securities laws, including Rule 10b-18 promulgated under the Exchange Act.

Open-Market Purchases of Common Stock by Related Persons

On June 27, 2025, John Audibert, the Chief Strategy Officer and Chief Compliance Officer of the Company, purchased 4,500 shares of common stock on the open market at an average price of $1.4955.

Director Independence

Independent Directors

Nasdaq's rules generally require that a majority of an issuer's board of directors consist of independent directors. Our board of directors consists of six directors, four of whom have been determined by our board of directors to be "independent directors" within the meaning of Nasdaq Listing Rule 5605(a)(2). For a discussion of certain considerations relating to transactions with affiliates of certain of these directors, see "—*Transactions with Related Persons – Transactions with Non-Employee Director Affiliates*", which is incorporated by reference herein. For discussion of compensation and indemnification arrangements with our independent directors for services performed as members of our board of directors, see Item 11. "*Executive Compensation – Director Compensation*" , which is incorporated by reference herein.

Committees of the Board of Directors

Our board of directors has established the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, and the Disclosure Controls and Procedures Committee, each with its own charter approved by the board. Each committee's charter is also available on our website at https://www.ir.stran.com.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by the board.

<u>*Audit Committee*</u>

Mark Charles Adams, Sarah L. Cummins, and Brian M. Posner, each of whom has been determined by our board of directors to satisfy the "independence" requirements of Rule 10A-3 under the Exchange Act and Nasdaq's rules, serve on our Audit Committee, with Mr. Posner serving as the chairman. Our board has determined that Mr. Posner qualifies as an "audit committee financial expert" as defined by Item 407(d)(5) of Regulation S-K. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

<u>*Compensation Committee*</u>

Alan Chippindale, Mark Charles Adams and Sarah L. Cummins, each of whom has been determined by our board of directors to satisfy the "independence" requirements of Rule 10C-1 under the Exchange Act and Nasdaq's rules, serve on our Compensation Committee, with Mr. Chippindale serving as the chairman. The members of the Compensation Committee are also "non-employee directors" within the meaning of Section 16 of the Exchange Act. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

<u>*Nominating and Corporate Governance Committee*</u>

Sarah L. Cummins, Mark Charles Adams, and Alan Chippindale, each of whom has been determined by our board of directors to satisfy the "independence" requirements of Nasdaq's rules, serve on our Nominating and Corporate Governance Committee, with Ms. Cummins serving as the chairman. The Nominating and Corporate Governance Committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

Disclosure Controls and Procedures Committee

The members of the Disclosure Controls and Procedures Committee are the officers and directors of the Company. The Chief Financial Officer of the Company acts as the chair of the committee. The Disclosure Controls and Procedures Committee assists the Company's officers and directors in fulfilling the Company's and their responsibilities regarding (i) the identification and disclosure of material information about the Company and (ii) the accuracy, completeness and timeliness of the Company's financial reports under the Exchange Act and the rules of Nasdaq.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Independent Auditors' Fees

The aggregate fees billed to the Company by CBIZ CPAs P.C. (CBIZ CPAs) and Marcum LLP (Marcum) as the Company's principal accountant for the indicated services for each of the last two fiscal years were as follows:

	CBIZ CPAs	Marcum	
	Year Ended December 31, 2025	Year Ended December 31,	
		2025	2024
Audit fees	$ 341,250	$ 597,500	$ 518,000
Audit-related fees	—	—	—
Tax fees	63,000	—	—
All other fees	—	—	—
Total	$ 404,250	$ 597,500	$ 518,000

As used in the table above, the following terms have the meanings set forth below.

Audit Fees

Audit fees consist of aggregate fees billed for each of the last two fiscal years for professional services performed by the Company's principal accountant for the audit of the financial statements included in our Annual Report on Form 10-K and review of the financial statements included in our Quarterly Reports on Form 10-Q, reviews of registration statements and issuances of consents, and services that are normally provided in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related Fees

Audit-related fees consist of aggregate fees billed in each of the last two fiscal years for assurance and related services performed by the Company's principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the paragraph captioned "*Audit-Fees*" above. We did not engage our principal accountant to provide audit-related services during the last two fiscal years.

Tax Fees

Tax fees consist of aggregate fees billed in each of the last two fiscal years for professional services performed by the Company's principal accountant with respect to tax compliance, tax advice, tax consulting and tax planning. We engaged our principal accountant to provide tax compliance, tax advice or tax planning services during the year ended December 31, 2025, however we did not engage our principal accountant to provide such services during the year ended December 31, 2024.

All Other Fees

All other fees consist of aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's principal accountant, other than for the services reported under the headings "*Audit Fees*," "*Audit-Related Fees*" and "*Tax Fees*" above. We did not engage our principal accountant to render services to us during the last two fiscal years, other than as reported above.

Pre-Approval Policies and Procedures

The Audit Committee has reviewed and approved all fees earned in 2025 and 2024 by the Company's principal accountant with respect to these years, and actively monitored the relationship between audit and non-audit services provided. The Audit Committee has concluded that the fees earned by the principal accountant with respect to these years were consistent with the maintenance of the principal accountant's independence in the conduct of its auditing functions.

The Audit Committee annually considers the provision of audit services. The Audit Committee must pre-approve all services provided and fees earned by the Company's principal accountant. The Audit Committee has established pre-approval policies and procedures that are detailed as to the particular service, that require that the Audit committee be informed of each service, and that do not include delegation of the Audit Committee's responsibilities under the Exchange Act to management. The pre-approval policies and procedures provide only for defined audit services and, if any, specified audit-related fees, tax services, and other services, and may impose specific dollar value limits for the fees for pre-approved services. The Audit Committee also considers on a case-by-case basis specific engagements that are not otherwise pre-approved under the pre-approval policies and procedures or that materially exceed pre-approved fee amounts. On an interim basis, any proposed engagement that does not fit within the definition of a pre-approved service may be presented to a designated member of the Audit Committee for approval and to the full Audit Committee at its next regular meeting.

The percentage of hours expended on the Company's prior principal accountant's engagement to audit the Company's financial statements for the most recent fiscal year that were attributed to work performed by persons other than the prior principal accountant's full-time, permanent employees was not greater than 50%.

PART IV

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

(a) *List of Documents Filed as a Part of This Report:*

(1) Index to Financial Statements:

(2) Index to Financial Statement Schedules:

All schedules have been omitted because the required information is included in the financial statements or the notes thereto, or because it is not required.

(3) Index to Exhibits:

See exhibits listed under "—*(b) Exhibits*" below.

(b) *Exhibits:*

Exhibit No.	Description
3.1	Articles of Incorporation of Stran & Company, Inc. (incorporated by reference to Exhibit 3.1 to Registration Statement on Form S-1 filed on October 7, 2021)
3.2	Amended and Restated Bylaws of Stran & Company, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Registration Statement on Form S-1 filed on October 22, 2021)
4.1	Warrant Agency Agreement dated November 8, 2021 between Stran & Company, Inc. and Vstock Transfer, LLC and Form of Warrant (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 12, 2021)
4.2	Representative's Warrant Agreement dated November 12, 2021, between Stran & Company, Inc. and Benchmark Investments, LLC (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed on December 7, 2021)
4.3	Representative's Warrant Agreement between Stran & Company, Inc. and David W. Boral (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on December 7, 2021)
4.4	Representative's Warrant Agreement dated November 12, 2021, between Stran & Company, Inc. and Joseph T. Rallo (incorporated by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed on December 7, 2021)
4.5	Representative's Warrant Agreement dated November 12, 2021, between Stran & Company, Inc. and U.s> Tiger Securities, Inc. (incorporated by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on December 7, 2021)
4.6	Form of Private Placement Common Stock Purchase Warrant, dated December 10, 2021 (incorporated by reference to Exhibit 10.4 to Current Report on Form 8-K filed on December 13, 2021)
4.7	Form of Placement Agent Warrant (incorporated by reference to Exhibit 10.5 to Current Report on Form 8-K filed on December 13, 2021)
4.8*	Description of Securities of Stran & Company, Inc.

10.1†	Employment Agreement between Stran & Company, Inc. and Andrew Stranberg, dated as of July 13, 2021 (incorporated by reference to Exhibit 10.15 to Registration Statement on Form S-1 filed on October 7, 2021)
10.2†	Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.26 to Registration Statement on Form S-1 filed on October 7, 2021)
10.3†	Form of Stock Option Agreement for Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.27 to Registration Statement on Form S-1 filed on October 7, 2021)
10.4†	Form of Restricted Stock Award Agreement for Stran & Company, Inc. Amended and Restated 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.28 to Registration Statement on Form S-1 filed on October 7, 2021)
10.5	Land and Building Lease Agreement, dated May 31, 2023, between Miller Family Walpole LLC and Stran & Company, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 1, 2023)
10.6†	Employment Agreement between Stran & Company, Inc. and Ian Wall, dated December 11, 2023 (incorporated by reference to Exhibit 10.41 to Annual Report on Form 10-K filed on March 28, 2024)
10.7†	Form of Independent Director Agreement (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on June 23, 2025)
10.8	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.14 to Annual Report on Form 10-K filed on March 28, 2024)
10.9	Stock Purchase Agreement, dated as of August 28, 2025, between Stran & Company, Inc. and Andrew Shape (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on August 29, 2025)
10.10†	Amended and Restated Employment Agreement, dated as of November 26, 2025, between Andrew Shape and Stran & Company, Inc. (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 28, 2025)
10.11†	Amended and Restated Employment Agreement, dated as of November 26, 2025, between David Browner and Stran & Company, Inc. (incorporated by reference to Exhibit 10.2 to Current Report on Form 8-K filed on November 28, 2025)
10.12†*	Consulting Agreement dated November 26, 2025, among Stran & Company, Inc., Josselin Capital Advisors, Inc., and John Audibert
10.13*	Lease between 500 Victory Road Associates Limited Partnership and Stran & Company, Inc. dated as of January 10, 2025
10.14	Director Separation and Indemnification Agreement, dated as of June 16, 2025, between Stran & Company, Inc. and Ashley L. Marshall (incorporated by reference to Exhibit 10.1 to Quarterly Report on Form 10-Q filed on August 12, 2025)
10.15	Director Separation and Indemnification Agreement, dated as of June 16, 2025, between Stran & Company, Inc. and Alejandro Tani (incorporated by reference to Exhibit 10.2 to Quarterly Report on Form 10-Q filed on August 12, 2025)
10.16	Director Separation and Indemnification Agreement, dated as of June 17, 2025, between Stran & Company, Inc. and Travis McCourt (incorporated by reference to Exhibit 10.3 to Quarterly Report on Form 10-Q filed on August 12, 2025)
14.1	Code of Ethics and Business Conduct (incorporated by reference to Exhibit 14.1 to Registration Statement on Form S-1 filed on October 7, 2021)
19.1	Stran & Company, Inc. Second Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 99.1 to Annual Report on Form 10-K filed on March 28, 2024)
21.1	List of Subsidiaries of Stran & Company, Inc. (incorporated by reference to Exhibit 21.1 to Annual Report on Form 10-K filed on April 14, 2025)
23.1*	Consent of CBIZ CPAs P.C.
23.2*	Consent of Marcum LLP
31.1*	Certifications of Principal Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certifications of Principal Financial and Accounting Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certifications of Principal Executive Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certifications of Principal Financial and Accounting Officer furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Stran & Company, Inc. Clawback Policy (incorporated by reference to Exhibit 97.1 to Annual Report on Form 10-K filed on March 28, 2024)
101.PRE*	XBRL Instance Document
101.INS*	XBRL Taxonomy Extension Schema Document
101.SCH*	XBRL Taxonomy Extension Calculation Linkbase Document
101.CAL*	XBRL Taxonomy Extension Definition Linkbase Document
101.DEF*	XBRL Taxonomy Extension Label Linkbase Document
101.LAB*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

†   Executive compensation plan or arrangement

*   Filed herewith

**   Furnished herewith

ITEM 16.   FORM 10-K SUMMARY.

None.

STRAN& COMPANY, INC.
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Stran & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Stran & Company, Inc. (the "Company") as of December 31, 2025, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2024 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

Marlton, New Jersey
March 25, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Stran & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Stran & Company, Inc. (the "Company") as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company's auditor from 2024 to 2025.

Marlton, New Jersey
April 14, 2025

STRAN& COMPANY, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,753	$ 9,358
Investments	4,872	8,856
Accounts receivable, net	17,252	18,092
Accounts receivable - related parties, net	—	573
Inventory	7,621	5,389
Prepaid corporate taxes	—	28
Prepaid expenses	1,778	2,308
Deposits	363	423
Other current assets	2	455
Total current assets	38,641	45,482
Property and equipment, net	1,944	1,701
OTHER ASSETS:		
Intangible assets - customer lists, net	3,690	4,170
Intangible assets - trade name	654	654
Goodwill	2,321	2,321
Other assets	53	23
Right of use assets	2,045	797
Total other assets	8,763	7,965
Total assets	$ 49,348	$ 55,148
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 8,568	$ 8,919
Accrued payroll and related	1,970	1,513
Unearned revenue	3,201	4,423
Rewards program liability	1,500	6,000
Sales tax payable	327	353
Current portion of contingent earn-out liabilities	105	256
Current portion of installment payment liabilities	230	365
Current portion of lease liabilities	602	366
Total current liabilities	16,503	22,195
LONG-TERM LIABILITIES:		
Long-term contingent earn-out liabilities	455	455
Long-term installment payment liabilities	147	425
Long-term lease liabilities	1,695	432
Loan - vehicle	47	—
Total long-term liabilities	2,344	1,312
Total liabilities	18,847	23,507
Commitments and contingencies (Note K)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2025 and 2024, respectively	—	—
Common stock, $0.0001 par value; 300,000,000 shares authorized, 18,508,157 and 18,598,574 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2	2
Additional paid-in capital	37,925	38,391
Accumulated deficit	(7,489)	(6,742)
Accumulated other comprehensive income (loss)	63	(10)
Total stockholders' equity	30,501	31,641
Total liabilities and stockholders' equity	$ 49,348	$ 55,148

The accompanying notes are an integral part of these consolidated financial statements.

STRAN& COMPANY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2025 AND 2024
(in thousands, except share and per share amounts)

		2025		2024
SALES				
Sales	$	116,191	$	82,194
Sales – related parties		—		460
Total sales		116,191		82,654
COST OF SALES:				
Cost of sales		81,962		56,487
Cost of sales - related parties		—		354
Total cost of sales		81,962		56,841
GROSS PROFIT		34,229		25,813
OPERATING EXPENSES:				
General and administrative expenses		36,186		30,707
Total operating expenses		36,186		30,707
LOSS FROM OPERATIONS		(1,957)		(4,894)
OTHER INCOME:				
Other income		937		38
Interest income		296		305
Change in fair value of contingent earn-out liability		—		208
Realized gain on investments		97		208
Total other income		1,330		759
LOSS BEFORE INCOME TAXES		(627)		(4,135)
Provision for income taxes		120		5
NET LOSS	$	(747)	$	(4,140)
NET LOSS PER COMMON SHARE				
Basic and diluted	$	(0.04)	$	(0.22)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING				
Basic and diluted		18,458,827		18,587,607

The accompanying notes are an integral part of these consolidated financial statements.

STRAN& COMPANY, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2025 AND 2024
(in thousands)

	2025	2024
Net loss	$ (747)	$ (4,140)
Other comprehensive income:		
Unrealized gain on investment, net of tax	73	3
Total other comprehensive income	73	3
Comprehensive loss	$ (674)	$ (4,137)

The accompanying notes are an integral part of these consolidated financial statements.

STRAN& COMPANY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2025 AND 2024
(in thousands, except share amounts)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Stockholders' Equity
	Shares	Value	Shares	Value				
Balance, January 1, 2024	— $	—	18,539,000 $	2 $	38,263 $	(13) $	(2,602) $	35,650
Stock-based compensation	—	—	59,574	—	128	—	—	128
Other comprehensive income	—	—	—	—	—	3	—	3
Net loss	—	—	—	—	—	—	(4,140)	(4,140)
Balance, December 31, 2024	— $	—	18,598,574 $	2 $	38,391 $	(10) $	(6,742) $	31,641
Issuance of restricted stock awards	—	—	277,251	—	—	—	—	—
Stock-based compensation	—	—	9,833	—	88	—	—	88
Stock repurchased and retired	—	—	(377,501)	—	(554)	—	—	(554)
Other comprehensive income	—	—	—	—	—	73	—	73
Net loss	—	—	—	—	—	—	(747)	(747)
Balance, December 31, 2025	— $	—	18,508,157 $	2 $	37,925 $	63 $	(7,489) $	30,501

The accompanying notes are an integral part of these consolidated financial statements.

STRAN& COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024
(in thousands)

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (747)	$ (4,140)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		
Depreciation and amortization	1,107	824
Noncash operating lease expense	829	539
Provision for credit losses	373	211
Change in allowance for credit losses – related parties	401	327
Change in fair value of contingent earn-out liability	—	(208)
Noncash interest accretion	49	125
Stock-based compensation	88	128
Unrealized gain on investments	—	3
Changes in operating assets and liabilities:		
Accounts receivable, net	468	(263)
Accounts receivable – related parties, net	172	(148)
Inventory	(2,232)	333
Prepaid corporate taxes	28	33
Prepaid expenses	530	(425)
Deposits	60	1,367
Other assets	423	(455)
Accounts payable and accrued expenses	(354)	60
Accrued payroll and related	457	(1,291)
Unearned revenue	(1,221)	1,159
Rewards program liability	(4,500)	5,125
Sales tax payable	(26)	(17)
Operating lease liabilities	(578)	(527)
Net cash (used in) provided by operating activities	(4,673)	2,760
CASH FLOWS FROM INVESTING ACTIVITIES:		
Business acquisitions, net of cash acquired	—	(1,469)
Additions to property and equipment	(823)	(601)
Proceeds from sale of investments	9,249	8,659
Purchase of investments	(5,191)	(7,122)
Net cash provided by (used in) investing activities	3,235	(533)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payment of contingent earn-out liabilities	(151)	(68)
Payment of installment payment liabilities	(462)	(760)
Payment of notes payable	—	(100)
Payment for stock repurchase	(554)	—
Net cash used in financing activities	(1,167)	(928)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(2,605)	1,299
CASH AND CASH EQUIVALENTS - BEGINNING	9,358	8,059
CASH AND CASH EQUIVALENTS - ENDING	$ 6,753	$ 9,358

The accompanying notes are an integral part of these consolidated financial statements.

STRAN& COMPANY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2025 AND 2024
(CONTINUED)
(in thousands)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

	2025	2024
Cash paid during the period for:		
Interest	$ 24	$ 95
Income taxes	$ 140	$ 5
Noncash investing and financing activities:		
Right of use assets obtained in exchange for lease liabilities	$ 2,077	$ —
Assets acquired in Gander Group business acquisition	$ —	$ 8,093
Liabilities assumed in Gander Group business acquisition	$ —	$ 6,624

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share amounts)

A. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. Organization - Stran & Company, Inc. was incorporated under the laws of the Commonwealth of Massachusetts and commenced operations on November 17, 1995. The Company re-incorporated under the laws of the State of Nevada on May 24, 2021.

   On August 23, 2024, Stran Loyalty Solutions, LLC, a Nevada limited liability company (the "Purchaser" or "Stran Loyalty Solutions"), a wholly-owned subsidiary of the Company, entered into a Secured Party Sale Agreement, dated as of August 23, 2024 (the "Sale Agreement"), between Stran Loyalty Solutions and Sallyport Commercial Finance, LLC, a Delaware limited liability company ("Secured Party"), pursuant to which Stran Loyalty Solutions agreed to purchase, on an as-is basis, all of the rights and interests of Gander Group, in and to substantially all of the assets of Gander Group (the "Gander Group Assets") from Secured Party as a private sale pursuant to Article 9 of the Uniform Commercial Code (the "Gander Group Transaction").

   The Gander Group Transaction was treated as a business combination in accordance with Accounting Standards Codification ("ASC") 805, Business Combinations. Stran Loyalty Solutions is a wholly owned subsidiary of the Company and Gander Group Louisiana, LLC is a wholly owned subsidiary of Stran Loyalty Solutions.

   Unless otherwise stated in this Annual Report on Form 10-K, references to "we", "our", or the "Company" refer to Stran & Company, Inc. The Company is headquartered in Quincy, Massachusetts.

2. Operations - The Company is an outsourced marketing solutions provider that sells branded products to customers. The Company purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers.

   In addition to selling branded products, the Company offers clients custom sourcing capabilities; a flexible and customizable e-commerce solution for promoting branded merchandise and other promotional products, managing promotional loyalty and incentives, print collateral, and event assets, order and inventory management, and designing and hosting online retail popup shops, fixed public retail online stores, and online business-to-business service offerings; creative and merchandising services; warehousing/fulfillment and distribution; print-on-demand; kitting; point of sale displays; and loyalty and incentive programs.

3. Method of Accounting - The Company's consolidated financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. ("U.S. GAAP").

4. Principles of Consolidation - The Company's consolidated financial statements include the accounts of its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

5. Emerging Growth Company - The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, of 1933, as amended (the "Securities Act"), as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934 (the "Exchange Act")) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

6. Cash and Cash Equivalents - The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

7. Fair Value Measurements and Fair Value of Financial Instruments - The Company follows the guidance in ASC 820 for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period.

   The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

   Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

   Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

   Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

   The carrying value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, rewards program liability, and sales tax payable are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

8. Investments - The Company's investments consist of U.S. treasury bills, corporate bonds, mutual funds, and money market funds. Investments are classified as available-for-sale, recorded at fair value and considered current on the balance sheet.

9. Concentration of Credit Risk - Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and deposits in excess of federally insured limits. These risks are managed by performing ongoing credit evaluations of customers' financial condition and by maintaining all deposits in high quality financial institutions.

   As of December 31, 2025 and December 31, 2024, the Company maintained deposits in four banks that exceeded the federal insured deposit limit of the Federal Deposit Insurance Corporation ("FDIC").

(in thousands, except share and per share amounts)

For the year ended December 31, 2025, the Company had no major customers to which sales accounted for more than 10% of the Company's revenues. The Company had accounts receivable from two customers amounting to 24.1% of the total accounts receivable balance as of December 31, 2025.

For the year ended December 31, 2024, the Company had no major customer to which sales accounted for more than 10% of the Company's revenues. The Company had accounts receivable from two customers amounting to 20.5% of the total accounts receivable balance.

10. Inventory - Inventory consists of finished goods (branded products) and goods in process (un-branded products awaiting decoration). All inventory is stated at the lower of cost (first-in, first-out method) or net realizable value.

11. Property and Equipment, Net - Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred whereas major betterments are capitalized. Depreciation is provided using straight-line and accelerated methods. The Company's property and equipment asset classes are depreciated over a five year expected useful life, with the exception of leasehold improvements, which are depreciated over the lesser of five years or remaining lease term.

12. Goodwill and Long-lived Assets- Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is not amortized; rather, it is subject to a periodic assessment for impairment. In accordance with ASC 350, Intangibles - Goodwill and Other, the Company reviews goodwill for possible impairment annually on October 1 every year or whenever events or circumstances indicate that the carrying amount may not be recoverable.

    In connection with its annual or interim impairment assessments, the Company first has the option to perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. In performing this qualitative assessment, the Company considers various events and circumstances, including, but not limited to, macroeconomic conditions, industry and market considerations, recent market transactions, changes in cost factors, overall financial performance, changes in projected future cash flows, and other relevant entity-specific events. If, after evaluating these factors, the Company concludes that it is not more likely than not that a reporting unit's fair value is less than its carrying value, no further testing is required.

    The Company may elect to bypass the qualitative assessment and proceed directly to a quantitative goodwill impairment test. If a quantitative test is performed, the Company estimates the fair value of the reporting unit and compares it to the reporting unit's carrying amount, including goodwill. An impairment loss is recognized for the amount, if any, by which the carrying amount exceeds the estimated fair value of the reporting unit, limited to the carrying amount of goodwill.

    The estimated fair value of a reporting unit is determined using a combination of the income approach and the market approach. Under the income approach, fair value is based on the present value of estimated future cash flows, which requires the Company to make significant judgments and assumptions, including projections of future revenue growth, operating margins, capital expenditures, working capital requirements, income taxes, long-term growth rates used to estimate terminal value, and discount rates. The market approach uses valuation multiples derived from comparable publicly traded companies and recent market transactions and is used to corroborate the results of the income approach.

    The fair value measurements derived from the discounted cash flow model rely primarily on unobservable inputs and therefore are classified as Level 3 inputs within the fair value hierarchy. To the extent used, market-based inputs such as quoted share prices and observable market multiples are classified as Level 1 or Level 2 inputs, as applicable.

    Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the asset is measured by comparison of its carrying amount to future net cash flows the asset is expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

13. Revenue Recognition - The Company accounts for revenue under ASC 606, Revenue for Contracts with Customers. Revenue is generated through various types of transactions, including promotional product sales, administering a customer's rewards program, administering redemption code programs, and additional contract add-ons to enhance customer experience. The Company follows the five step model of revenue recognition:

    i.   identify the contract(s) with a customer;

    ii.   identify the performance obligations in the contract;

    iii. determine the transaction price;

    iv.   allocate the transaction price to the performance obligations within the contract; and

    v.   recognize revenue when (or as) the entity satisfies a performance obligation.

    The Company's contract review and approval process varies depending on whether the customer transaction involves a one-time sale or a longer-term customer relationship. For customers entering into longer-term arrangements, the Company typically executes a Master Services Agreement ("MSA"), which establishes the general contractual framework governing the relationship. Specific goods or services are then provided pursuant to individual customer orders, statements of work, or purchase orders issued under the MSA. For one-time sales, transactions may be approved through email confirmation, electronic signature, or other documented customer authorization. Once the contract is identified and approved, the Company assesses the goods or services promised within the contract to determine whether each promised good or service is a performance obligation. The Company identifies each piece of promotional product as an individual performance obligation based on the following fact pattern. Customers can benefit from each item of promotional product produced on its own. Each piece of promotional product does not significantly modify or customize other promotional products and are not highly interdependent or interrelated with each other. The Company can, and frequently does, break portions of contracts into separate shipments to meet customer demands. As such, each piece of promotional product is considered a separate and distinct performance obligation.

    The transaction price for the majority of the Company's sales, which are recorded net of sales tax, can be clearly identified in a significant majority of the contracts due to an observable selling price. The transaction price is then allocated to the performance obligation(s), i.e. promotional product. The agreements include clearly identified prices.

    The Company recognizes revenue when or as performance obligations are satisfied by transferring control of a promised good or service to a customer. Stran evaluates transfer of control primarily from the customer's perspective. Considering the transaction from the customer's perspective reduces the risk that revenue is recognized for activities that do not transfer control of a good or service to the customer. Management determines, at contract inception, whether control of a good or service transfers to a customer over time or at a point in time. The assessment of whether control transfers over time or at a point in time is critical to the timing of revenue recognition. Payments from customers received in advance of the performance obligation being met are recognized as liabilities until performance occurs. Receivables from customers are generally due within 30 days of the invoice date, which represents the standard payment terms for the majority of customers; however, certain customers are granted extended payment terms of up to 90 days.

(in thousands, except share and per share amounts)

14. Accounts Receivable and Allowance for Credit Losses - Accounts receivable at December 31, 2025 and December 31, 2024, includes allowance for credit losses of $1,378 and $791 (inclusive of $829 and $327 for related party receivables), respectively. Accounts receivable at December 31, 2023 was $17,076 (inclusive of $853 for related party receivables and net of an allowance for credit losses of $317).

	December 31, 2025	December 31, 2024
Trade accounts receivable	$ 17,801	$ 18,556
Less: allowance for credit losses on accounts receivable	(549)	(464)
Total accounts receivable, net	$ 17,252	$ 18,092
Accounts receivable - related party	$ 829	$ 900
Less: allowance for credit losses on accounts receivable - related party	(829)	(327)
Total accounts receivable - related party, net	$ —	$ 573
Total accounts receivable from all sources, net	$ 17,252	$ 18,665

The Company evaluates our accounts receivable through a continuous process of assessing our portfolio on an individual customer and overall basis. This process consists of a thorough review of historical collection experience, current aging status of the customer accounts and the financial condition of our customers. The Company also considers the economic environment of our customers, both from a marketplace and geographic perspective, in evaluating the need for an allowance. Based on our review of these factors, we establish or adjust allowances for specific customers. Credit losses can vary substantially over time and the process involves judgment and estimation that require a number of assumptions about matters that are uncertain. Accordingly, our results of operations can be affected by adjustments to the allowance due to actual write-offs that differ from estimated amounts. See Note Q, “Credit Losses,” to the consolidated financial statements included in this report for more information.

15. Freight - The Company includes freight charges as a component of cost of goods sold.

16. Leases - The Company’s lease arrangements relate primarily to office space. The Company’s leases may include renewal options and rent escalation clauses. The Company is typically required to make fixed minimum rent payments relating to its right to use an underlying leased asset.

The Company determines if an arrangement is a lease at inception and classifies its leases at commencement. Operating leases are presented as right-of-use (“ROU”) assets and the corresponding lease liabilities are included in operating lease liabilities, current and operating lease liabilities on the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset, and lease liabilities represent the Company’s obligation for lease payments in exchange for the ability to use the asset for the duration of the lease term. The Company does not recognize short term leases that have a term of twelve months or less as ROU assets or lease liabilities.

ROU assets and lease liabilities are recognized at commencement date and determined using the present value of the future minimum lease payments over the lease term. The Company uses an incremental borrowing rate based on estimated rate of interest for collateralized borrowing since the Company’s leases do not include an implicit interest rate. The estimated incremental borrowing rate considers market data, actual lease economic environment, and actual lease term at commencement date. The lease term may include options to extend when it is reasonably certain that the Company will exercise that option. The Company recognizes lease expense on a straight-line basis over the lease term.

The Company has lease agreements which contain both lease and non-lease components, which it has not elected to account for as a single lease component. As such, minimum lease payments exclude fixed payments for non-lease components within a lease agreement, in addition to excluding variable lease payments not dependent on an index or rate, such as common area maintenance, operating expenses, utilities, or other costs that are subject to fluctuation from period to period.

17. Segments - The Company operates in two reportable segments: Stran & Company, Inc. and Stran Loyalty Solutions. The Company’s Chief Executive Officer is considered to be the chief operating decision maker (“CODM”). The CODM reviews operating results on an aggregate basis for purposes of allocating resources and evaluating financial performance by using certain financial information, including segmented internal profit and loss statements prepared on a basis not consistent with U.S. GAAP.

(in thousands, except share and per share amounts)

For each of its segments, the CODM uses segment revenue, gross margin and segment operating income in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances on a monthly basis for profit measures when making decisions about allocating capital and personnel to the segments. The CODM also uses segment gross margin for evaluating product pricing and segment operating income to assess the performance for each segment by comparing the results and return on assets of each segment with one another. The CODM uses segment gross margin and segment operating income in determining the compensation of certain employees.

During the periods presented, the Company reported its financial performance based on the following segments: Stran & Company and Stran Loyalty Solutions.

18. Uncertainty in Income and Other Taxes - The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. Any accrued interest and penalties associated with unrecognized tax benefits are recorded as components of income tax expense.

    As of December 31, 2024, the Company determined it had uncertain tax positions of $3,141. During the quarter ended September 30, 2025, the Company reversed its previously recorded uncertain tax positions considering the filing of its tax return for the year ended December 31, 2024. This reversal did not affect the income tax provision or tax balances recognized on the consolidated balance sheet as there were only offsetting changes in individual temporary differences. As of December 31, 2025, the Company has no uncertain tax positions requiring recognition in the consolidated financial statements.

19. Income Taxes - The Company is subject to income taxes in the U.S. federal jurisdiction, Massachusetts, New York, and various other state jurisdictions. Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

    Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets that are not more likely than not to be realized. The Company monitors the realizability of our deferred tax assets taking into account all relevant factors at each reporting period. In completing our assessment of realizability of our deferred tax assets, we consider our history of income (loss) measured at pre-tax income (loss) adjusted for permanent book-tax differences on a jurisdictional basis, volatility in actual earnings, excess tax benefits related to stock-based compensation in recent prior years and impacts of the timing of reversal of existing temporary differences. The Company also relies on the assessment of projected future results of business operations, including uncertainty in future operating results relative to historical results, volatility in the market price of our common stock and its performance over time, variable macroeconomic conditions impacting our ability to forecast future taxable income, and changes in business that may affect the existence and magnitude of future taxable income. The Company's valuation allowance assessment is based on the best estimate of future results considering all available information.

20. Loss per Share - Basic loss per share ("EPS") is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential shares of common stock outstanding during the period using the treasury stock method. Dilutive potential common shares include the issuance of potential shares of common stock for outstanding stock options and warrants.

(in thousands, except share and per share amounts)

21. Stock-Based Compensation - The Company accounts for its stock-based awards in accordance with ASC 718, Compensation - Stock Compensation. This guidance requires all stock-based payments to employees to be recognized in the consolidated statements of operations based on their fair values. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted. The Company has elected to account for forfeitures as they occur. The Company is recognizing compensation costs only for those stock-based awards expected to vest. Cumulative compensation expense is at least equal to the compensation expense for vested awards. Stock-based compensation is recognized on a straight-line basis over the service period of each award. The Company records compensation cost as an element of general and administrative expense in the accompanying consolidated statements of operations.

22. Stock Option and Warrant Valuation - Stock option and warrant valuation models require the input of assumptions. The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived from an index of historical stock prices for comparable entities. For warrants and stock options issued to non-employees, the Company accounts for the expected life based on the contractual life of the warrants and stock options. For employees, the Company accounts for the expected life of options in accordance with the "simplified" method, which is used for "plain-vanilla" options, as defined in the accounting standards codification. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

23. Sales Tax - Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. The Company remits sales, use, and GST taxes to Massachusetts, other state jurisdictions, and Canada, respectively.

24. Advertising - The Company follows the policy of charging the costs of advertising to expense as incurred. For the years ended December 31, 2025 and 2024, advertising costs amounted to $467 and $511, respectively.

25. Use of Estimates - The Company prepares its consolidated financial statements in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting period. Actual results could differ from those estimates.

26. Derivative Financial Instruments - The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own common stock and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

27. Contingent Earn-Out Liabilities - The Company measures its contingent earn-out liabilities at fair value on a recurring basis using significant unobservable inputs classified within Level 3 of the fair value hierarchy. The significant unobservable inputs used in the fair value measurements are (i) the operating income projections (projected gross profit amounts within the risk-neutral framework) over the earn-out period (generally three or five years), (ii) the strike price, and (iii) volatility. Significant increases or decreases to any of these inputs in isolation would result in a significantly higher or lower liability, with a higher liability capped by the contractual maximum of the contingent earn-out obligations. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate and amount paid will be recorded in earnings. The amount paid that is less than or equal to the contingent earn-out liability on the acquisition date is reflected as cash used in financing activities in the consolidated statements of cash flows.

(in thousands, except share and per share amounts)

28. Reclassification - Certain prior period statement of cash flow amounts have been reclassified to conform to the Company's current period presentation. These reclassifications have no impact on the Company's previously reported cash flows.

29. Recent Accounting Pronouncements

Recent Accounting Pronouncements - Adopted:

ASU 2024-01 – Compensation – Stock Compensation (Topic 718)

In March 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2024-01, which clarifies the accounting for profits interest awards. This update provides guidance on determining whether a profits interest or similar award falls within the scope of ASC 718 Compensation—Stock Compensation or other guidance. The ASU aims to ensure consistency and transparency in the accounting for these awards by providing clearer criteria and illustrative examples.

The guidance is effective for fiscal years and interim periods beginning after December 15, 2024, with early adoption permitted. The Company adopted the standard on January 1, 2025. Its adoption did not have a material impact on the Company's consolidated financial statements.

ASU 2023-09 – Income Taxes (Topic 740) - Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, which amends the guidance on income tax disclosures. This update requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a qualitative threshold. Further, ASU 2023-09 requires certain disclosures of state versus federal income tax expense and taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024, and interim periods within fiscal years beginning after December 15, 2025, with early adoption permitted. The Company prospectively adopted the required disclosures in its annual financials statements for the fiscal year beginning January 1, 2025. The adoption of this guidance did not affect the Company's consolidated results of operations, financial position, or cash flows. See Note O for further details.

Recent Accounting Pronouncements - Not Yet Adopted:

ASU 2024-03 - Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU 2024-03, which requires the disaggregation, in the notes to the financial statements, of certain cost and expense captions presented on the face of the Company's statements of operations, to provide enhanced transparency to investors. The update may be applied either prospectively or retrospectively. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its disclosures.

ASU 2025-05 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, which provides all entities with a practical expedient for use in developing reasonable and supportable forecasts as part of estimating expected credit losses, upon which an entity may assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The update must be applied prospectively. ASU 2025-05 is effective for fiscal years beginning after December 15, 2025 and interim periods within those annual reporting periods, with prospective application. Early adoption is permitted. The Company is currently evaluating the impact of adoption of this ASU on its disclosures.

(in thousands, except share and per share amounts)

ASU 2025-06 - Intangibles - Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06, which is intended to improve the operability and application of guidance related to capitalized software development costs. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027. Early adoption is permitted. ASU 2025-05 permits an entity to apply the new guidance under either a prospective transition approach, a modified transition approach, or a retrospective approach. The Company is currently evaluating the impact of adoption of this ASU on its disclosures.

ASU 2025-11 - Interim Reporting (Topic 290): Narrow-Scope Improvements

In December 2025, the FASB issued ASU 2025-11, which further clarifies certain interim disclosure requirements. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 31, 2027. Early adoption is permitted and adoption can be applied either on a prospective or retrospective approach. The Company is currently evaluating the impact of adoption of this ASU on its disclosures.

No other new accounting pronouncements adopted or issued had or are expected to have a material impact on the consolidated financial statements.

B. FAIR VALUE MEASUREMENTS:

Fair value measurements discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and December 31, 2024.

Fair Value on a Recurring Basis

The Company follows the guidance in ASC 820, Fair Value Measurement, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The estimated fair value of the Company’s investments and money market accounts represent Level 1 measurements. The estimated fair value of the earn-out liabilities represents Level 3 measurements. There were no transfers between levels within the fair value measurement hierarchy during the year ended December 31, 2025. The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

Description	Level	December 31, 2025	December 31, 2024
Assets:			
Investments	1	$ 4,872	$ 8,856
Liabilities:			
Earn-out liabilities	3	$ 560	$ 711

(in thousands, except share and per share amounts)

Investments

The Company's investments consisted of the following as of December 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value
Money market fund	$ 1,788	$ —	$ 1,788
Corporate bonds	1,768	25	1,793
Mutual funds	1,291	—	1,291
	$ 4,847	$ 25	$ 4,872

The Company's investments consisted of the following as of December 31, 2024:

	Cost	Unrealized Gain (Loss)	Fair Value
Money market fund	$ 4,843	$ —	$ 4,843
Corporate bonds	2,958	(6)	2,952
Mutual funds	267	—	267
US Treasury bills	798	(4)	794
	$ 8,866	$ (10)	$ 8,856

Earn-Out Liabilities

In connection with certain of the Company's asset acquisitions, certain earn-out liabilities were established which reflect the estimated amounts payable upon the achievement of sales from acquired intangible assets over a period of time following the acquisition. As of December 31, 2025, the Company has earn-out liabilities associated with its purchase of Trend Brand Solutions, T.R. Miller Co., and Premier NYC.

Assumptions used in determining the fair value of the earn-out liabilities include the acquired asset's projected gross profit, discount rates, remaining time intervals and residual earn-out percentages. The following table summarizes the key unobservable inputs into the models used to estimate the fair value of the earn-out liabilities at December 31, 2025:

Unobservable Inputs	December 31, 2025
Projected annual gross profit	$628 - $4,398
Earnout percentage	40.0% - 45.0%
Expected volatility	25.0%
Risk-free rate	3.6% - 4.3%
Discount rate	5.0% - 5.8%
Required Metric Risk Premium	5.3% - 7.7%
Time period to settlement	0.2 - 1.9 years

(in thousands, except share and per share amounts)

A reconciliation of the earn-out liabilities is included below:

Balance as of December 31, 2023	$	987
Payments earned and paid		(68)
Loss upon re-measurement		(208)
Balance as of December 31, 2024	$	711
Payments earned and paid		(151)
Balance as of December 31, 2025	$	560
Current portion of contingent earn-out liabilities	$	105
Long-term contingent earn-out liabilities	$	455

Fair Value on a Non-Recurring Basis

Installment Payment Liabilities

The estimated fair value of the installment payment liabilities represent a Level 2 measurement. The Company measures the initial installment payment liabilities at fair value by discounting the contractually agreed upon payments by Bloomberg's B+ corporate yield curve as of the valuation date, using rates commensurate with the term to payment. The credit rating was determined utilizing Bloomberg's default risk function for the Company as of the valuation date. The installment payments and payment date (term) are based on the purchase agreements and the discount rate represents a quoted market price classified within Level 2 of the fair value hierarchy. All assumptions utilized in the determination of the fair values of assets and liabilities acquired in the Company's business combinations were determined to be Level 3 in the fair value hierarchy, see Note F. "Acquisitions" for the valuation assumptions used.

Goodwill Impairment Analysis

The Company performs goodwill impairment testing on an annual basis and whenever events or changes in circumstances indicate that the carrying amount of a reporting unit may not be recoverable. As part of this process, the Company performed quantitative impairment analyses for its reporting units during the period. The estimated fair values of the Company's reporting units were determined using a combination of the income approach and market approach, which require significant judgments and assumptions and therefore represent Level 3 measurements in the fair value hierarchy. The income and market approaches were weighted equally in determining the estimated fair value of the Company's reporting units.

Under the income approach, the Company applied a discounted cash flow methodology. Estimated future cash flows and terminal values were based on management's forecasts and assumptions regarding revenue growth, operating margins, capital expenditures, working capital requirements, expected inflation, and broader macroeconomic conditions. These cash flows were discounted to present value using discount rates reflecting the Company's weighted average cost of capital and reporting-unit-specific risks, including execution risk associated with the Company's historical performance relative to prior projections. The market approach utilized the Guideline Public Company ("GPC") method, which estimates fair value by applying valuation multiples derived from comparable publicly traded companies to the appropriate operating metrics of the Company. In applying the GPC method, the selected multiples were evaluated and adjusted based on differences in size, growth prospects, profitability, and risk characteristics relative to the guideline companies. See Note E, "Goodwill and Intangible Assets," to the consolidated financial statements included in this report for more information.

(in thousands, except share and per share amounts)

C. INVENTORY:

Inventory consists of the following:

	December 31, 2025	December 31, 2024
Finished goods (branded products)	$ 7,278	$ 5,093
Goods in process (un-branded products)	343	296
	$ 7,621	$ 5,389

D. PROPERTY AND EQUIPMENT, NET:

Property and equipment, net consists of the following:

	December 31, 2025	December 31, 2024
Leasehold improvements	$ 428	$ 6
Office furniture and equipment	534	660
Software	3,287	2,967
Transportation equipment	62	62
	4,311	3,695
Accumulated depreciation	(2,367)	(1,994)
	$ 1,944	$ 1,701

The Company recorded depreciation expense of $627 and $421 for the years ended December 31, 2025 and 2024, respectively.

E. GOODWILL AND INTANGIBLE ASSETS:

During the fourth quarter of fiscal years 2025 and 2024, the Company completed a goodwill impairment analysis for its reporting units. During the fourth quarter of fiscal years 2025 and 2024, the Company determined that the fair value of its Stran Loyalty Solutions reporting unit was in excess of its carrying value and no impairment charge was recorded. When performing quantitative testing, the Company first estimates the fair values of its reporting units using a combination of an income and market approach. The single step is to determine the estimated fair value of the reporting units and compare it to the carrying value of the reporting units, including goodwill. The majority of the inputs used in the discounted cash flow model are unobservable and thus are considered to be Level 3 inputs. See Note A – Organization and Summary of Significant Accounting Policies for more detail of methodology.

The following table summarizes the activity in the Company's goodwill balance:

Balance as of December 31, 2023 (1)	$ —
Gander Group Acquisition (see Note F)	2,542
Measurement period adjustment	(221)
Balance as of December 31, 2024	$ 2,321
Balance as of December 31, 2025	$ 2,321

(1) Net of accumulated impairment loss of $1,992 as of December 31, 2023.

(in thousands, except share and per share amounts)

The following table presents details of the Company's intangible assets, estimated lives and related accumulated amortization:

	Weighted-Average Remaining Useful Life	As of December 31, 2025			As of December 31, 2024		
		Gross	Accumulated Amortization	Net Carrying Amount	Gross	Accumulated Amortization	Net Carrying Amount
Customer lists	7.6 years	$ 5,175	$ (1,485)	$ 3,690	$ 5,175	$ (1,005)	$ 4,170
Total intangible assets - customer lists, net		$ 5,175	$ (1,485)	$ 3,690	$ 5,175	$ (1,005)	$ 4,170
Trade name	Indefinite	$ 654	$ —	$ 654	$ 654	$ —	$ 654
Total intangible assets - trade name		$ 654	$ —	$ 654	$ 654	$ —	$ 654

The Company recorded amortization expense of $480 and $403 for the year ended December 31, 2025 and 2024, respectively.

The following table presents future estimated amortization expense based on existing intangible assets held for use:

Fiscal Years:	
2026	$ 488
2027	488
2028	488
2029	488
2030	488
Thereafter	1,250
Total	$ 3,690

Actual future estimated amortization expense could differ from these estimated amounts as a result of future acquisitions, dispositions, impairments, and other factors or changes.

F. ACQUISITIONS

Gander Group Acquisition

On August 23, 2024, Stran Loyalty Solutions entered into the Sale Agreement, between Stran Loyalty Solutions and the Secured Party, pursuant to which Stran Loyalty Solutions agreed to purchase, on an as-is basis, all of the rights and interests of the Gander Group Assets from Secured Party as the Gander Group Transaction. Gander Group provides promotional products and programs to its customers. The Company entered into the acquisition to expand its customer base to other industries.

Under the Sale Agreement, the aggregate consideration for the Gander Group Assets consisted of (a) cash payments by Stran Loyalty Solutions to Secured Party of approximately $1,099 (the "Cash Purchase Price"), and (b) cash payment of $370 per the Release Agreement (as defined below). The aggregate purchase price was $1,469.

As a result of the Gander Group Transaction Closing, the Company indirectly acquired substantially all of the assets of Gander Group, including all of the equity of Gander Group Louisiana, LLC, a Louisiana limited liability company, which became a wholly-owned subsidiary of Stran Loyalty Solutions.

In addition, Stran Loyalty Solutions entered into a Release Agreement, dated as of August 23, 2024, between Gander Group and Stran Loyalty Solutions (the "Release Agreement"). Under the Release Agreement, Gander Group granted a full and complete waiver and release of Stran Loyalty Solutions and its affiliates of any non-competition, non-solicitation, or similar restrictive covenants of any parties owed to Gander Group or any of its affiliates and Stran was required to pay an additional $370 to Gander Group.

(in thousands, except share and per share amounts)

The Sale Agreement and the Release Agreement included provisions for indemnification, reimbursement for returned items, handling of assets and liabilities during Gander Group's wind-down, and certain other matters.

Cash	$	1,099
Gander release agreement payments		370
Total consideration	$	1,469

The following table summarizes the purchase price allocations relating to the Gander Group Acquisition:

Accounts receivable	$	1,717
Prepaid expenses and other assets		946
Inventory		939
Customer relationships		1,458
Goodwill		2,542
Trade name		654
Other long-term assets		58
Accounts payable and accrued expenses		(4,698)
Customer deposits		(2,147)
Total consideration	$	1,469

The Gander Group Assets were valued using a combination of a multi-period excess earnings methodology, a form of a discounted cash flow approach, and a relief from royalty methodology, a form of a present value of cash flows approach. The $1,717 balance of accounts receivable is the fair value of accounts receivable, net of amounts that are expected to be collected as of the acquisition date. The goodwill represents the excess fair value after the allocation of intangibles, of which approximately $2,321 is expected to be deductible for tax purposes.

The Company incurred approximately $435 of acquisition-related transaction costs in conjunction with the Gander Group Acquisition.

Pro forma disclosure for the Gander Group Acquisition

The following unaudited pro forma financial information reflects the consolidated results of operations of the Company for the year ended December 31, 2024, as if the Gander Group Acquisition had taken place on January 1, 2024. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date:

Sales	$	112,793
Net loss	$	(826)
Net income per share - basic & diluted	$	(0.04)
Weighted average shares outstanding - basic & diluted		18,587,607

(in thousands, except share and per share amounts)

The following unaudited pro forma financial information reflects the amounts of revenue and net loss of Gander Group included in the consolidated results of operations of the Company for the period from the date of acquisition (August 23, 2024) through December 31, 2024:

Sales	$	9,942
Net loss		(1,050)

G. ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses consist of the following:

	December 31, 2025	December 31, 2024
Inventory purchases	$ 6,996	$ 6,363
Accrued expenses	1,572	2,556
	$ 8,568	$ 8,919

H. REWARD CARD PROGRAM LIABILITY:

The Company manages reward card programs for customers. Under this program, the Company receives cash and simultaneously records a liability for the total amount received. These accounts are adjusted on a periodic basis as reward cards are funded or reduced at the direction of the customers. As of December 31, 2025 and December 31, 2024, the Company had reward card program liabilities totaling $1,500 and $6,000, respectively.

I. INSTALLMENT PAYMENT LIABILITIES:

The installment payment liabilities incurred in connection with certain of the Company's asset acquisitions were initially measured at fair value on the date of acquisition by discounting the contractually agreed upon payments using the Bloomberg B+ corporate yield curve as of the valuation date, applying rates commensurate with the term to payment. The credit rating was determined utilizing Bloomberg's default risk function for the Company as of the respective acquisition valuation dates. The installment payment amounts and payment dates were based on the purchase agreements and the discount rates utilized at the date of the Company's asset acquisition.

A reconciliation of the installment payment liabilities is included below:

Balance as of December 31, 2023	$	1,425
Interest accretion		125
Payments made		(760)
Balance as of December 31, 2024	$	790
Interest accretion		49
Payments made		(462)
Balance as of December 31, 2025	$	377
Current portion of installment payment liabilities	$	230
Long-term installment payment liabilities	$	147

(in thousands, except share and per share amounts)

J. REVENUE:

Revenue disaggregated according to the timing of transfer of goods or services (e.g., at a point in time) was as follows:

	Years Ended December 31,	
Revenue generated per major product category	**2025**	**2024**
Promotional products - dropshipping	$ 41,956	$ 34,531
Promotional products – bulk dropshipping	15,894	15,939
Promotional products – Company owned inventory	15,150	14,420
Casino continuity program	32,849	8,619
Redemption code program	—	1,856
Promotional products – third-party distributor	8,344	5,540
Rewards program	1,106	1,199
Additional services	892	550
	$ 116,191	$ 82,654

Unearned revenue includes customer deposits and deferred revenue which represent prepayments from customers. The Company had unearned revenue as follows:

	December 31, 2025	December 31, 2024
Balance at January 1,	$ 4,423	$ 1,116
Revenue recognized	(11,783)	(3,121)
Amounts collected or invoiced	10,561	6,428
Balance at December 31,	$ 3,201	$ 4,423

For the years ended December 31, 2025 and 2024, the Company recognized $3,818 and $1,108 associated with unearned revenue balances outstanding at December 31, 2024 and 2023, respectively.

K. COMMITMENTS AND CONTINGENCIES:

Legal Proceedings

The Company may from time to time become involved in various legal actions incidental to our business. As of the date of this report, the Company is not involved in any legal proceedings that it believes could have a material adverse effect on its financial position or results of operations. However, the outcome of any current or future legal proceeding is inherently difficult to predict and any dispute resolved unfavorably could have a material adverse effect on the Company's business, financial position, and operating results.

Lease Agreements - Operating Leases

On May 31, 2020, the Company renewed a lease for a 10,500 square foot office space in North Quincy, MA. The lease renewed on June 1, 2020 and is for a term of 60 months from the renewal date. This lease terminated on May 31, 2025.

On February 1, 2023, the Company entered into a lease for a 5,600 square foot office space in Tomball, TX. The lease commenced on February 1, 2023 and is for a term of 36 months from the commencement date. The lease included an escalation clause with annual increases of approximately 2.3% increase per year. The Company recorded an initial right-of-use asset and lease liability of $184. The associated lease right-of-use asset and lease liability is $5 and $6, respectively, as of December 31, 2025, based on the present value of payments and an incremental borrowing rate of 4%. As the Company's lease did not provide an implicit rate, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings. The lease terminated in January 2026.

(in thousands, except share and per share amounts)

On May 31, 2023, the Company entered into a lease for a 25,000 square foot office space and warehouse in Walpole, MA. The lease commenced on June 1, 2023 and is for a term of 60 months from the commencement date. The lease included an escalation clause with annual increases of approximately 2% increase per year. The Company recorded an initial right-of-use asset of $849 and lease liability of $834. The associated right-of-use asset and lease liability is $432 and $427, respectively, as of December 31, 2025, based on the present value of payments and an incremental borrowing rate of 4.0%. As the Company's lease did not provide an implicit rate, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings.

On March 9, 2021, Bangarang Enterprises, the former owner of the Gander Group, entered into a lease for a 9,000 square foot office space in Irvine, CA. The lease commenced on April 1, 2021 with a term of 48 months from the commencement date. The lease terminated on October 31, 2024.

On November 26, 2024, the Company entered into a lease for a 6,500 square foot office space in Irvine, CA. The lease commenced on January 1, 2025 and is for a term of 36 months from the commencement date. The lease included an escalation clause with annual increases of approximately 4% increase per year. The Company recorded an initial right-of-use asset and lease liability of $548. The associated right-of-use asset and lease liability is $378 and $409, respectively, as of December 31, 2025, based on the present value of payments and an incremental borrowing rate of 6.7%. As the Company's lease did not provide an implicit rate, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings.

On January 10, 2025, the Company entered into a seven-year lease agreement for new office space in North Quincy, Massachusetts. The new lease term commenced on June 1, 2025 and expires on May 31, 2032 with an option to extend the lease an additional five years. The lease contains an initial base rent of approximately $21 per month with 2.2% - 2.5% annual escalations, plus a percentage of taxes and operating expenses incurred by the lessor in connection with the ownership and management of the property. The Company recorded an initial right-of-use asset of $1,300 and lease liability of $1,500. The associated right-of-use asset and lease liability is $1,193 and $1,437, respectively, as of December 31, 2025, based on the present value of payments and an incremental borrowing rate of 6.5%. As the Company's lease did not provide an implicit rate, the Company estimated the incremental borrowing rate based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings.

The Company rents other office space on terms of 12 months or less or on a month-to-month basis which are not included in the analysis above.

Operating lease expenses were approximately $629 and $743 for the years ended December 31, 2025 and 2024, respectively, and were included in general and administrative expenses in the consolidated statements of operations.

The following schedule represents maturities of operating lease liabilities as of December 31, 2025:

	Operating Minimum Lease Payments
2026	$ 697
2027	679
2028	335
2029	276
2030	283
Thereafter	411
Total	2,681
Less amount representing interest	371
Present value of payments	$ 2,310

(in thousands, except share and per share amounts)

The following schedule sets forth supplemental cash flow information related to operating leases for the year ended December 31, 2025 and 2024 :

	2025	2024
Other information		
Cash paid for operating leases included in operating activities	$ 578	$ 527

The aggregate weighted average remaining lease term was 4.71 years and 2.7 years as of December 31, 2025 and December 31, 2024. The aggregate weighted average discount rate was 6.0% and 3.7% as of December 31, 2025 and December 31, 2024.

L. STOCKHOLDERS' EQUITY:

Common Stock

In accordance with the Company's Articles of Incorporation dated May 24, 2021, the Company is authorized to issue 300,000,000 shares of $0.0001 par value common stock, of which 18,508,157 and 18,598,574 shares were issued and outstanding at December 31, 2025 and December 31, 2024, respectively. Common stockholders are entitled to one vote per share and are entitled to receive dividends when, as and if declared by the board of directors.

Preferred Stock

In accordance with the Company's Articles of Incorporation dated May 24, 2021, the Company is authorized to issue 50,000,000 shares of $0.0001 par value preferred stock. There were no shares of preferred stock issued and outstanding at December 31, 2025 and December 31, 2024, respectively.

Warrants

On November 12, 2021, in connection with the Company's Initial Public Offering ("IPO") the Company issued 4,987,951 publicly-traded warrants ("IPO Warrants") at an exercise price of $5.1875 per unit, equal to 125% of the IPO Price. These IPO warrants were immediately exercisable with a five-year expiration term from the date of issuance. Due to the subsequent private placement (see below), the exercise price per share of the publicly-traded warrants was reduced to $4.81375 as of December 10, 2021. In conjunction with the Company's IPO, the Company issued warrants to the underwriters of the IPO which entitled the holders to purchase up to 149,639 shares of common stock. These warrants were exercisable beginning six months after the date of the IPO at an exercise price of $5.1875 per unit with a five-year expiration term (expiring in November 2026).

On December 10, 2021, in connection with the completion of a private placement ("PIPE") for shares of the Company's common stock, the Company issued 5,464,903 warrants ("PIPE Warrants") at an exercise price of $4.97 per share. In conjunction with the Company's PIPE offering, the Company issued warrants to the placement agent for the PIPE which entitled the holders to purchase up to 131,158 shares of common stock at an exercise price of $4.97 per share. These warrants were exercisable beginning six months from the date of the PIPE with a five-year expiration term (expiring in December 2026).

As of December 31, 2025, IPO warrants totaling 659,456 have been exercised.

(in thousands, except share and per share amounts)

As of December 31, 2025, there have been zero exercises of the PIPE Warrants and 5,596,061 PIPE Warrants remaining outstanding.

The following table reflects all outstanding and exercisable warrants at December 31, 2025 and December 31, 2024:

	Number of Warrants Outstanding	Weighted Average Exercise Price	Weighted Average Life (Years)	Aggregate Intrinsic Value
Balance January 1, 2024	10,074,195	4.91	2.9	—
Outstanding at December 31, 2024	10,074,195	$ 4.91	1.9	$ —
Outstanding at December 31, 2025	10,074,195	$ 4.91	0.9	$ —

Stock Repurchase Program

On February 21, 2022, the board of directors of the Company authorized a repurchase of up to $10,000 of the Company's shares from time to pursuant to a stock repurchase program. Under the terms of the repurchase program, the Company may repurchase shares through open market or negotiated private transactions. The timing and extent of any purchases depend upon ongoing assessments of the Company's capital needs, market conditions and the price of the Company's common stock, and other corporate considerations, as determined by management, and are subject to the restrictions relating to volume, price and timing under applicable laws, including but not limited to, Rule 10b-18 promulgated under the Exchange Act. On June 30, 2025, the Company adopted broker repurchase instructions pursuant to Rule 10b-18 and Rule 10b5-1 promulgated pursuant to the Exchange Act. Each of the above broker repurchase instructions was adopted in accordance with the restrictions that would apply to the Company if it were subject to the Stran & Company, Inc. Second Amended and Restated Insider Trading Policy (the "Insider Trading Policy"), which generally permits insider purchases of the Company's stock during the period beginning on the second business day following the day of public release of the Company's quarterly or annual earnings and ending on the last day of the then-current quarter; repurchases pursuant to a plan that meets the requirements of Rule 10b5-1; or that meet certain other requirements.

The Company did not repurchase any shares during the year ended December 31, 2024 or the three months ended March 31, 2025 and December 31, 2025.

The following table provides information about stock repurchases during the period April 1, 2025 to September 30, 2025.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Program	Maximum Approximate Dollar Value of Shares that May Yet be Purchased Under the Plan or Program
April 1, 2025 - April 30, 2025	—	$ —	—	$ 6,618
May 1, 2025 - May 31, 2025	30,949	$ 1.21	1,846,115	$ 6,576
June 1, 2025 - June 30, 2025	79,344	$ 1.37	1,925,459	$ 6,472
July 1, 2025 - July 31, 2025	76,447	$ 1.49	2,001,906	$ 6,358
August 1, 2025 - August 31, 2025	171,251	$ 1.51	2,173,157	$ 6,099
September 1, 2025 - September 30, 2025	19,510	$ 1.78	2,192,667	$ 6,064

(in thousands, except share and per share amounts)

M. STOCK-BASED COMPENSATION:

In November 2021, the board of directors adopted the Amended and Restated 2021 Equity Incentive Plan (the "2021 Plan") which provides for the granting of non-qualified stock options and restricted stock to the Company's employees, officers, directors, and outside consultants to purchase shares of the Company's common stock. As of December 31, 2025, the number of shares of common stock available for issuance under the 2021 Plan is 881,712 shares of common stock.

Stock-based compensation expense included the following components:

	Years Ended December 31, 2025	Years Ended December 31, 2024
Stock options	$ 25	$ 40
Restricted stock	63	88
	$ 88	$ 128

All stock-based compensation expense is recorded in general and administrative expense in the consolidated statements of operations.

Stock Options

The fair value of options is estimated on the date of grant using the Black-Scholes option pricing model. The fair value is amortized as compensation cost on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Expected volatility is based on historical volatility from a representative sample of publicly traded companies. The expected term represents the period of time that the options are expected to be outstanding. The risk-free interest rate is estimated using the rate of return on U.S. Treasury Notes with a life that approximates the expected life of the option. Stock-based compensation is based on awards that are ultimately expected to vest.

Option awards are generally granted with an exercise price equal to the fair value of the Company's stock at the date of grant; those options generally vest based on four years of continuous service and have 10-year contractual terms.

A summary of option activity under the 2021 Plan as of and for the years ended December 31, 2025 and 2024 is presented below:

Options	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at December 31, 2023	1,466,062	$ 3.98	$ —
Granted	—	—	—
Forfeited or expired and other adjustments	(89,729)	3.54	—
Outstanding at December 31, 2024	1,376,333	$ 4.03	$ —
Granted	55,000	1.34	—
Forfeited or expired and other adjustments	(36,833)	3.80	—
Outstanding at December 31, 2025	1,394,500	$ 3.89	$ 40
Vested and exercisable at December 31, 2025	1,361,510	$ 3.96	$ 30

The weighted-average remaining contractual term for the options outstanding and exercisable is approximately 6.0 years and 6.0 years, respectively, as of December 31, 2025. As of December 31, 2025, the Company had $15 in unrecognized compensation related to non-vested options to be recognized over the remaining weighted average vesting period of 2.2 years.

(in thousands, except share and per share amounts)

Restricted Stock

Restricted stock consists of grants of shares the Company's common stock, subject to time-based or performance-based vesting requirements. Shares of restricted stock granted under the 2021 Plan with time-based vesting requirements generally vest based on continued services. Shares of restricted stock with performance-based vesting requirements typically vest immediately as various performance goals and targets are achieved. Grants of restricted stock are recognized as issued and outstanding shares of the Company's common stock, subject to forfeiture in the event the vesting requirements are not met.

A summary of restricted stock activity under the 2021 Plan as of and for the years ended December 31, 2025 and 2024 is presented below:

	Time-Based Restricted Stock
Outstanding (unvested) at December 31, 2023	15,736
Granted	54,086
Vested	(65,407)
Forfeited	(415)
Outstanding (unvested) at December 31, 2024	4,000
Granted	277,251
Vested	(42,624)
Forfeited	—
Outstanding (unvested) at December 31, 2025	238,627

As of December 31, 2025, the Company had $416 in unrecognized compensation related to non-vested restricted stock to be recognized over the remaining weighted average vesting period of 2.8 years.

N. LOSS PER SHARE:

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share for the periods in which a net loss is presented because their effect would have been anti-dilutive.

	December 31,	
	2025	2024
Warrants	10,074,195	10,074,195
Stock options	1,394,500	1,376,333
Restricted stock	238,627	1,161,334
	11,707,322	11,235,529

For the years ended December 31, 2025 and 2024, as a result of the net losses in each of these periods, all warrants and stock options have been excluded from the calculation of diluted net loss per share and, therefore, there was no difference in the weighted average number of common shares for basic and diluted loss per share as the effect of all potentially dilutive shares outstanding was anti-dilutive.

O. INCOME TAX PROVISION:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. Deferred taxes relate to differences between the basis of assets and liabilities for financial and income tax reporting which will be either taxable or deductible when the assets or liabilities are recovered or settled.

On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was enacted in the U.S. The OBBBA includes significant provisions, such as the permanent extension of certain expiring provision of the Tax Cuts and Jobs Act, modification to the international tax framework and the restoration of favorable tax treatment for certain business provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others implemented through 2027. Under OBBBA, the Company is permitted to claim 100% bonus depreciation. This provision accelerates tax deductions but does not create a permanent tax difference; therefore, the impact is timing-related only and does not materially affect the Company's 2025 income tax provision.

(in thousands, except share and per share amounts)

For the years ended December 31, 2025 and 2024, the loss before income taxes was $627 and $4,135, respectively. The loss before income taxes was allocated between domestic and foreign sources as follows for the years ended December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Domestic	$ (627)	$ (4,135)
Foreign	—	—
Loss before income taxes	$ (627)	$ (4,135)

The income tax provision for the years ended December 31, 2025 and 2024 was $120 and $5, respectively, and consisted of the following:

	December 31, 2025	December 31, 2024
Current provision		
Federal	$ 49	$ —
State	71	5
Total current provision	120	5
Deferred provision		
Federal	—	—
State	—	—
Total deferred provision	—	—
Provision for income taxes	$ 120	$ 5

The company is subject to taxation in the United States at both the federal level and within various state jurisdictions. The company is not currently under any audit. The calendar years 2022 through 2024 are still open to IRS examination under the statute of limitations.

The Company had an effective tax rate of (19.16)% and (0.12)% for the years ended December 31, 2025 and 2024, respectively.

(in thousands, except share and per share amounts)

Beginning in 2025 annual reporting, we adopted ASU 2023-09 prospectively. See Note A - Organization and Summary of Significant Accounting Policies for additional details on the adoption of ASU 2023-09. A reconciliation of the U.S. federal statutory income tax rate to our effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	For the Year Ended December 31, 2025	
U.S. statutory rate	$ (132)	21.00%
State and local income taxes[1], net of federal income tax effect	54	(8.57)%
Change in valuation allowance	(279)	44.44%
Return to provision:		
Change in pre-tax income	56	(8.97)%
Other return to provision	1	(0.09)%
Other deferred adjustments:		
Fixed assets	(71)	11.26%
Intangibles	(79)	12.63%
481(a) adjustment	558	(88.91)%
Net operating loss	(682)	108.73%
Stock compensation	90	(14.35)%
Section 163(j)	29	(4.57)%
Bad debt expense	(67)	10.62%
UNICAP	(50)	7.99%
Other deferred adjustments	(7)	1.01%
Uncertain tax position adjustment	660	(105.15)%
Non-taxable/non-deductible items:		
Meals and entertainment expenses	39	(6.23)%
Effective tax rate	$ 120	(19.16)%

1 Massachusetts and New York account for greater than 50% of the tax effect in this category.

The reconciliation of the U.S. statutory rate of 21.00% to the Company's effective tax rate for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 is summarized as follows:

	December 31, 2024
U.S. Statutory rate	21.00%
State taxes, net of federal	5.08%
Change in valuation allowance	(24.77)%
Other permanent differences	(1.43)%
Effective tax rate	(0.12)%

(in thousands, except share and per share amounts)

The table below presents the effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities as of December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
Deferred tax assets:		
Net operating loss carryforwards	$ 1,515	$ 1,051
Charitable contributions	53	29
Lease liability	600	208
Stock compensation	114	219
Compensation expense	26	26
Unrealized gain/loss	—	3
Allowance for credit losses	360	167
UNICAP	67	30
Amortization	134	755
Total gross deferred tax assets	2,869	2,488
Less: Valuation allowance	(1,833)	(2,234)
Net deferred tax assets	1,036	254
Deferred tax liabilities:		
Lease liability	(534)	(208)
Depreciation	(114)	(46)
Unrealized gains	(41)	—
481a adjustment	(347)	—
Total deferred tax liabilities	(1,036)	(254)
Total deferred tax assets (liabilities)	$ —	$ —

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on consideration of these items, management has determined that enough uncertainty exists relative to the realization of the deferred income tax asset balances to warrant the application of a full valuation allowance as of December 31, 2025 and 2024.

As of December 31, 2025, the Company maintained valuation allowances of $1,833 for deferred tax assets that are not more likely than not to be realized, which primarily included our U.S. and state net operating losses. The valuation allowance on our net deferred tax assets decreased by $401 and increased $1,000 during the years ended December 31, 2025 and 2024, respectively.

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows:

	December 31, 2025
Federal	$ 34
State	
Massachusetts	69
New York	7
Texas	27
Other states	3
Cash paid for income taxes, net of refunds received	$ 140

(in thousands, except share and per share amounts)

The Company has Federal and State net operating loss ("NOLs") carryforwards of approximately $5,900 and $5,100, respectively, as of December 31, 2025. The Federal NOLs were generated after December 31, 2017 and have an infinite carryforward period but are subject to 80% deduction limitation based upon pre-NOL deduction taxable income. State NOLs generated have various expiration rules and dates with the first amount of NOLs expiring in 2028.

The utilization of the Company's net operating loss carryforwards and research tax credit carryovers could be subject to annual limitations under Section 382 and 383 of the Internal Revenue Code of 1986, as amended (the "Code"), and similar state tax provisions, due to ownership change limitations that may have occurred previously or that could occur in the future. These ownership changes limit the amount of net operating loss carryforwards and other deferred tax assets that can be utilized to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382 and 383 of the Code, results from transactions increasing ownership of certain stockholders or public groups in the stock of the corporation by more than 50 percent points over a three-year period. The Company has not completed an analysis of an ownership change under Section 382 of the Code. To the extent that a study is completed and an ownership change is deemed to occur, the Company's net operating losses and tax credits could be limited.

Uncertain Tax Positions

The Company adopted the standards for Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2025 and 2024, the Company determined it had uncertain tax positions of $0 and $3,141, respectively. The Company believes the impact will not be material as it will be able to utilize net operating losses to offset a majority of the risk. The Company's accounting policy regarding interest expense and penalties associated with uncertain tax positions is included as a part of income tax expense. The Company did not record interest expense for 2025 as the amount was nominal.

Unrecognized tax benefits as of December 31, 2023	$	2,448
Gross increase in unrecognized tax benefits for prior year		693
Decreases due to settlements		—
Unrecognized tax benefits as of December 31, 2024	$	3,141
Gross decrease in unrecognized tax benefits for prior year		(3,141)
Decreases due to settlements		—
Unrecognized tax benefits as of December 31, 2025	$	—

P. SEGMENTS:

There is no expense or asset information that is supplemental to information disclosed within the consolidated financial statements that is regularly provided to the CODM (the Company's Chief Executive Officer) to monitor and evaluate segment performance.

The Company's segments are Stran & Company, Inc. ("Stran") and Stran Loyalty Solutions, LLC ("SLS"). Our reportable segments are described below.

The Stran segment's business is focused on being an outsourced marketing solutions and promotional products provider for a variety of customers and industries, working closely with customers to develop sophisticated marketing programs that leverage Stran's promotional products and loyalty incentive expertise. Stran purchases products and branding through various third-party manufacturers and decorators and resells the finished goods to customers. The segment earns the majority of its revenue from the sale of unique, quality promotional products for a wide variety of industries primarily to support marketing efforts.

The SLS segment's business is focused on the casino, gaming, and entertainment industries as an extension of the Company's newly formed Casino Continuity and Loyalty group. The group specializes in creating high-quality, branded merchandise for casinos, sourced through various third-party manufacturers, focusing on promotional products that enhance customer loyalty and engagement. It partners with nationally recognized brands to create high-quality, custom products that resonate with casino patrons, helping casinos drive redemption rates and return on investment through tailored merchandise and marketing solutions to build recurring revenues for SLS customers and the segment itself.

(in thousands, except share and per share amounts)

The accounting policies of our reportable segments are the same as those described in Note A, "Organization and Summary of Significant Accounting Policies" to the consolidated financial statements included in this report.

For each of the two segments, the CODM uses segment gross margin and segment operating profits or losses in the annual budgeting and forecasting process. The CODM considers budget-to-actual variances on a monthly basis for revenue as well as profit measures when making decisions about allocating capital and personnel to the segments. The CODM uses segment gross margin and segment operating income in determining the compensation of certain employees.

As of December 31, 2025 Stran and SLS had total assets of $39,084 and $10,264, respectively. As of December 31, 2024, Stran and SLS had total assets of $45,206 and $9,944, respectively. The entire goodwill balance of $2,321 as of December 31, 2025 and December 31, 2024, was allocated to the SLS segment.

Revenue and costs are directly attributed to our segments, and the revenues recognized as well as the costs incurred in generating those revenues within each segment are distinguishable based on the information systems in which each segment's financial information gets recorded. The CODM reviews operating expense information to monitor segment performance. For the Stran segment, operating expenses are reviewed primarily on an aggregated basis through monthly operating reports and quarterly operating reviews and include payroll and employee-related costs, marketing and selling expenses, general and administrative expenses, professional fees, technology and systems costs, and facilities and occupancy costs. For the SLS segment, the CODM reviews standalone financial statements for the subsidiary, including detailed operating expenses recorded in the subsidiary's general ledger, consisting primarily of payroll and employee-related costs, marketing and sales expenses, professional fees, technology costs, and other general and administrative expenses. These expense categories are considered together with revenue and profitability measures when assessing segment performance and allocating resources. There are no intersegment revenues or other transactions between the two segments that are eliminated in consolidation by the Company for external reporting.

The table below presents information about reported segments for the year ended December 31, 2025 and 2024.

	December 31, 2025			December 31, 2024		
	Stran	SLS	Total	Stran	SLS	Total
Sales	$ 82,125	$ 34,066	$ 116,191	$ 72,712	$ 9,942	$ 82,654
Gross profit	27,037	7,192	34,229	23,742	2,071	25,813
Loss from operations[(1)]	(1,267)	(690)	(1,957)	(3,844)	(1,050)	(4,894)

(1) Included in the Stran segment's loss from operations were costs attributable to the Company's operations as a publicly traded company. For the years ended December 31, 2025 and 2024, these costs were approximately $5,200 and $3,300, respectively.

The segment SLS was not a part of the Company until the segment was acquired and all of its business operations were incorporated within the Company's newly created subsidiary on August 23, 2024. The Stran segment's operations have remained consistent for all periods presented, however, the Company only had one operating and reportable segment prior to the acquisition.

(in thousands, except share and per share amounts)

Q. CREDIT LOSSES:

The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivable. Customers are pooled based on sharing specific risk factors. Due to the short-term nature of such receivables, the estimated accounts receivable that may not be collected is based on aging of the accounts receivable balances.

Customers are assessed for credit worthiness upfront through a credit review, which includes assessment based on the Company's analysis of their financial statements when a credit rating is not available. The Company evaluates contract terms and conditions, country and political risk, and may require prepayment to mitigate risk of loss. Specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company monitors changes to the receivables balance on a timely basis, and balances are written off as they are determined to be uncollectible after all collection efforts have been exhausted. Estimates of potential credit losses are used to determine the allowance. It is based on assessment of anticipated payment and all other historical, current and future information that is reasonably available.

The accounts receivable balance from all sources on the Company's consolidated balance sheets as of December 31, 2025 was $17,252, net of $1,378 (inclusive of $829 for related party receivables) of allowances. The following table provides a roll-forward of the allowance for credit losses for the year ended December 31, 2025 and 2024 that is deducted from the amortized cost basis of accounts receivable to present the net amount expected to be collected:

	December 31, 2025	December 31, 2024
Balance of allowance for credit losses, beginning of year	$ (791)	$ (317)
Write off charged against the allowance	187	64
Net increase in allowance estimate	(774)	(538)
Balance of allowance for credit losses, end of period	$ (1,378)	$ (791)

R. RELATED PARTY TRANSACTIONS:

Amount due from related party

Name of Related Party	Relationship	Nature	December 31, 2025	December 31, 2024
Innovative Genetics, Inc.	Alejandro Tani, former member of board of directors, the former chairman of the Company's Nominating and Corporate Governance Committee, and a former member of the Compensation Committee and the Company's Audit Committee, is the Chief Executive Officer, Chief Information Officer, and majority owner of Innovative Genetics.	Limited, non-exclusive, revocable license to use Innovative Genetics' logos, trade name and trademarks on apparel and promotional products as branded products for sale to Innovative Genetics and Innovative Genetics-authorized persons.	$ —	$ 573

Amounts due and paid to related parties

Alan Chippindale, a member of the Company's board of directors, the chairman of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee, is the President of Engage & Excel Enterprises Inc. ("Engage & Excel"). Engage & Excel provides certain merger and acquisition, management and recruitment consulting services to the Company. The Company has paid Engage & Excel for consulting services provided approximately $31 for the year ending December 31, 2025 and $26 for the year ending December 31, 2024.

(in thousands, except share and per share amounts)

During the three months ending September 30, 2025, the Company entered into a stock purchase agreement with Andrew Shape, the Company's President, Chief Executive Officer and a member of its Board of Directors, to repurchase 100,000 shares of the Company's common stock at a price of $1.47 per share, for an aggregate purchase price of $147. The repurchase is being effected under, and will count toward, the Company's previously disclosed stock repurchase program authorized by the board of directors on February 21, 2022, which permits the Company to repurchase up to $10,000 of its outstanding common stock (see Note L, "Stockholders' Equity" to the consolidated financial statements included in this report).

The Company's Chief Strategy Officer and Chief Compliance Officer provides consulting services to the Company through Josselin Capital Advisors, Inc. ("JCA"). Effective November 26, 2025, the Company entered into a consulting agreement with JCA ("2025 JCA Agreement") pursuant to which JCA provides services. Under the 2025 JCA Agreement, JCA receives an annual consulting fee of $250 and a monthly auto allowance of $1, and is eligible to earn an annual performance bonus based on achievement of certain performance goals. Prior to the 2025 JCA Agreement, services were provided under the prior Amended and Restated Consulting Agreement, dated as of April 14, 2023 (the "2023 A&R JCA Agreement"). Under the 2023 A&R JCA Agreement, JCA receives an annual consulting fee of $200 and a monthly automobile us of $1. For the year ended December 31, 2025 and 2024, the Company paid JCA approximately $238 and $219, respectively, for consulting services.

S. <u>DEFINED PROFIT SHARING PLAN:</u>

On January 1, 2023, the Company adopted the Stran 401(k) Savings Plan (the "Plan"), which qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended. Any eligible employee is allowed to participate in the Plan after three months of service. The Company matches the first three percent (3%) of a participant's contributions, which matching amount vests based on years of service, as defined in the Plan document. The Company made matching contributions of $367 and $278 during the years ended December 31, 2025 and 2024, respectively.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2026

STRAN & COMPANY, INC.

/s/ Andrew Shape
_____
Name: Andrew Shape
Title: Chief Executive Officer and President
(Principal Executive Officer)

/s/ David Browner
_____
Name: David Browner
Title: Chief Financial Officer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Andrew Shape Andrew Shape	Chief Executive Officer, President and Director (principal executive officer)	March 25, 2026
/s/ David Browner David Browner	Chief Financial Officer (principal financial and accounting officer)	March 25, 2026
/s/ Andrew Stranberg Andrew Stranberg	Executive Chairman and Director	March 25, 2026
/s/ Alan Chippindale Alan Chippindale	Director	March 25, 2026
/s/ Mark Charles Adams Mark Charles Adams	Director	March 25, 2026
/s/ Sarah L. Cummins Sarah L. Cummins	Director	March 25, 2026
/s/ Brian M. Posner Brian M. Posner	Director	March 25, 2026